      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2001
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                         -------------------------------

                                LENDINGTREE, INC.
             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          7370                    13-3931821
(State or Other Jurisdiction of  (Primary Standard Industrial     (I.R.S. Employer
 Incorporation or Organization)  Classification Code Number)   Identification Number)

                         -------------------------------

                              11115 RUSHMORE DRIVE
                         CHARLOTTE, NORTH CAROLINA 28277
                                 (704) 541-5351
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)
                         -------------------------------

                              MR. DOUGLAS R. LEBDA
                             CHIEF EXECUTIVE OFFICER
                                LENDINGTREE, INC.
                              11115 RUSHMORE DRIVE
                         CHARLOTTE, NORTH CAROLINA 28277
                                 (704) 541-5351
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                         -------------------------------

                                   Copies to:

                           DAVID J. GOLDSCHMIDT, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER& FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

                         -------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                         -------------------------------

                         CALCULATION OF REGISTRATION FEE

                                              PROPOSED MAXI-
TITLE OF EACH CLASS OF         AMOUNT         MUM OFFERING
  SECURITIES TO BE             TO BE            PRICE PER     PROPOSED MAXIMUM AGGRE-     AMOUNT OF
     REGISTERED              REGISTERED           SHARE         GATE OFFERING PRICE    REGISTRATION FEE
----------------------       ----------       -------------   ----------------------   ----------------
    Common stock        Up to 25,000,000(1)         (2)          $24,000,000.00(3)         $6,000.00

     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

     (2) The price per share will vary based on the volume-weighted average daily price of LendingTree's common stock during the drawdown periods described in this registration statement. The purchase price will be equal to 95% of the volume-weighted average daily price for each trading day within such drawdown pricing periods. The agreement allows for up to 24 draws over a period of 24 months for amounts up to the greater of (i) $1,000,000, or (ii) 20% of the 22 day volume weighted average price multiplied by the 22 day trading volume, per draw.

     (3) This represents the maximum purchase price that Paul Revere Capital Partners, Ltd. is obligated to pay LendingTree under the common stock purchase agreement. The maximum net proceeds LendingTree can receive is $24,000,000 less a 4% cash placement fee payable to its placement agent, Ladenburg Thalmann & Co. Inc. and $1,000 in escrow fees and expenses per drawdown.

                         -------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 10, 2001

                                LENDINGTREE, INC.

                        25,000,000 SHARES OF COMMON STOCK

                              -------------------

         This prospectus relates to up to 25,000,000 shares of common stock that may be issued through a common stock purchase agreement with Paul Revere Capital Partners, Ltd., a British Virgin Islands corporation, as further described in this prospectus. The total number of shares of common stock that may be issued through the common stock purchase agreement would constitute 133% of our issued and outstanding common stock as of March 31, 2001. However, the agreement provides that we may not sell more than 3,728,750 shares of common stock, or 19.9% of our issued and outstanding common stock as of March 7, 2001, the date of the common stock purchase agreement, unless and until we receive the approval of our stockholders as required pursuant to Nasdaq's issuer designation requirements. We will receive the net sale price of any common stock that we sell through the common stock purchase agreement and Paul Revere may resell those shares pursuant to this prospectus. The price at which we will sell the shares to Paul Revere will be equal to 95% of the average of the volume weighted average price of our common stock over the twenty-two trading days immediately prior to the date the shares are issued. The registration of shares of our common stock that may be offered pursuant to this prospectus does not necessarily mean that any of these shares will ultimately be offered and sold.

         Paul Revere is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales.

         Our common stock is listed on the Nasdaq National Market System under the symbol "TREE." The last reported sales price for our common stock on the Nasdaq National Market on May 8, 2001 was $6.09 per share.

                              -------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                     The date of this prospectus is , 2001.

                                LENDINGTREE, INC.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY...........................................................4

THE OFFERING.................................................................7

SUMMARY FINANCIAL DATA.......................................................9

RISK FACTORS................................................................11

Risks Related to This Offering, Our Stock Price and Corporate Control.......20

FORWARD-LOOKING STATEMENTS..................................................26

MARKET DATA.................................................................26

USE OF PROCEEDS.............................................................26

DIVIDEND POLICY.............................................................27

CAPITALIZATION..............................................................28

PRICE RANGE OF OUR COMMON STOCK.............................................33

SELECTED FINANCIAL DATA.....................................................34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS................................36

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS........................86

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
         DIRECTORS AND MANAGEMENT...........................................92

DESCRIPTION OF CAPITAL STOCK................................................97

LEGAL MATTERS..............................................................123

EXPERTS  ..................................................................123

WHERE YOU CAN FIND MORE INFORMATION........................................123

INDEX TO FINANCIAL STATEMENTS..............................................F-1

         Until , 2001 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              -------------------

                               PROSPECTUS SUMMARY

         This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the more detailed information regarding LendingTree, the risks of purchasing our common stock discussed under "Risk Factors," and our financial statements and the accompanying notes.

                                LENDINGTREE, INC.

OVERVIEW

         We offer an Internet-based lending exchange for consumers and lenders. We attract consumer demand to the exchange through our proprietary website www.lendingtree.com, as well as through private-label and co-branded exchanges enabled by our technology platform, Lend-XSM. In addition, through our website, we provide access to other services related to owning, maintaining or buying and selling a home, including a network of real estate brokers.

         We also license and host our Lend-X technology for use by other businesses, enabling them to create their own customized co-branded or private-label lending exchanges. Through these Lend-X partnerships, we can earn revenue both from technology fees related to customization, licensing and hosting the third-party exchange, as well as fees from network sources including transmission fees, closed-loan fees and brokerage fees.

         Consumers begin the LendingTree process on www.lendingtree.com by completing a simple online information request, referred to as a qualification form. Data from the qualification form, along with a credit score calculated from credit reports retrieved by the system, is compared to the underwriting criteria of lenders in our lender network. We currently have more than 100 participating lenders in our network. Consumers can receive up to four loan offers in response to a single credit request and then compare, review and accept the offer that best suits their needs. We believe that our participating lenders can generate new business that meets their specific underwriting criteria at a substantially lower cost of acquisition than they can through traditional marketing channels. Our exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards and personal loans.

         We are not a lender. Rather, we are a lending exchange that seeks to drive efficiency and cost savings in the consumer credit markets for both consumers and lenders. We earn revenue from lenders that pay fees for every qualification form that meets their underwriting criteria and is transmitted to them, called transmission fees, and for loans that they close, called closed-loan fees. Our website is powered by our lending exchange technology platform, Lend-X.

         We were incorporated in the state of Delaware on June 7, 1996 and began serving consumers across the United States on July 1, 1998. Our principal executive offices are located at 11115 Rushmore Drive, Charlotte, North Carolina 28277, and our telephone number is (704) 541-5351.

RECENT DEVELOPMENTS

         FIRST QUARTER RESULTS

         On April 18, 2001, we announced that during the first quarter of 2001, LendingTree recognized revenue of $12.3 million, which was nearly $3 million, or 28%, greater than the prior quarter and nearly 200% greater than the first quarter of 2000. Our net loss for the first quarter of 2001 was $10.2 million, or $0.52 per share, which is approximately $5.0 million, or 32%, less than our net loss for the prior quarter. As of March 31, 2001, LendingTree had approximately $16.5 million in cash, cash equivalents and restricted investments available.

         MARCH 2001 FINANCING TRANSACTIONS

         In March 2001, we consummated a series of debt and equity financing transactions which are summarized below.

         Private Equity-Line. On March 7, 2001, we entered into a common stock purchase agreement with Paul Revere Capital Partners, Ltd. for the potential future issuance and sale of up to $24.0 million of our common stock, subject to restrictions and other obligations that are described throughout this prospectus. Under this arrangement, we, at our sole discretion, may exercise up to 24 drawdowns, pursuant to which Paul Revere is obligated to purchase that number of shares of our common stock specified in the drawdown notice. We are limited with respect to how often we can exercise a drawdown and the amount of each drawdown.

         Exercise of Specialty Finance Partners Equity Rights Certificate

         On September 29, 2000, Capital Z Partners, our largest stockholder, through its affiliate, Specialty Finance Partners, purchased an equity rights certificate from us for $10 million. Pursuant to its terms, this equity rights certificate was converted into 2,857,143 shares of our 8% convertible preferred stock in conjunction with the March 2001 closing of the 8% convertible preferred stock financing described below. Specialty Finance Partners also received a commitment fee warrant to purchase 135,000 shares of our common stock with an initial exercise price of $7.975 per share, which was reduced to $3.762 per share in conjunction with the closing of the 8% convertible preferred stock financing.

         8% Convertible Preferred Stock. On March 7, 2001, we entered into a preferred stock purchase agreement with various investors, pursuant to which we issued and sold, on March 20, 2001, 3,700,001 shares of series A 8% convertible preferred stock for $12.95 million, or $3.50 per share, in cash. In addition, we also sold 200,000 shares of 8% convertible preferred stock to our Chief Executive Officer for $700,000 through a loan he obtained from us. In connection with this transaction, we received commitments from two other investors, including our Chief Financial Officer, to purchase an additional 128,751 shares on or before April 30, 2001 for a total consideration of $450,000 plus accumulated but unpaid dividends to the date of such closing. We completed the sale of the additional 128,751 shares on April 30, 2001. In conjunction with the closing of the 8% convertible preferred stock transaction, Specialty Finance Partners's equity rights certificate, which is described above, was converted into 2,857,143 shares of 8% convertible preferred stock at an effective conversion rate equal to $3.50 per share.

         ULLICO Revolving Line of Credit. On March 7, 2001, we entered into a two-year $5.0 million revolving credit agreement with ULLICO. Borrowings under the revolving credit agreement are secured by substantially all of our assets. Interest on borrowings accrues at 6% per annum in cash and additional interest in the form of 5-year warrants to purchase our common stock with an exercise price of $.01 per share. The number of interest warrants ULLICO will be entitled to receive is based on the average loan amount outstanding multiplied by 14% per annum and divided by $3.99. In addition, as a commitment fee, we issued ULLICO warrants to purchase 40,000 shares of our common stock with an exercise price of $.01 per share.

         Freddie Mac Revolving Loan. On March 7, 2001, we entered into a two-year $2.5 million revolving loan agreement with Freddie Mac and amended the terms of our existing software licensing arrangement with Freddie Mac. Interest on borrowings accrues at 10% per annum in cash and additional interest at the rate of 10% per annum payable in the form of 5-year warrants to purchase our common stock with an exercise price of $.01 per share. The number of interest warrants Freddie Mac will be entitled to receive is based on an average amount outstanding on the revolving line of credit multiplied by 10% per annum divided by $3.99. In addition, as a commitment fee, we issued Freddie Mac warrants to purchase 12,500 shares of our common stock with an exercise price of $.01 per share.

                                  THE OFFERING

         This prospectus covers up to 25,000,000 shares of LendingTree common stock which may be sold by the selling stockholders identified in this prospectus. The number of shares subject to this prospectus represents 133% of our issued and outstanding common stock as of March 31, 2000. In accordance with the common stock purchase agreement and Nasdaq's issuer designation requirements, we will not be able to sell more than approximately 3,728,750 shares, or 19.9% of our issued and outstanding shares on March 7, 2001, unless and until we receive the approval of our stockholders. If we are able to issue additional shares pursuant to the common stock purchase agreement after all of the shares registered under this prospectus are issued, we may choose to file another registration statement registering additional shares for resale issued pursuant to the common stock purchase agreement based on our need to raise money at that time.

         On March 7, 2001, we entered into a common stock purchase agreement with Paul Revere Capital Partners, Ltd., a British Virgin Islands corporation, for the future issuance and sale of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility. Under this arrangement, we, at our sole discretion, may make up to 24 drawdown requests over a two year period, pursuant to which Paul Revere is obligated to purchase up to $24 million of our common stock, at prices that will vary based on the market price of our common stock, but will be below the market price of our common stock. Because there is no way to determine how many shares, if any, we will eventually issue and sell to Paul Revere and because the rules of the Nasdaq National Market require that we obtain stockholder approval prior to issuing 20% or more of the shares of common stock outstanding on March 7, 2001, we are seeking the approval of our stockholders at our annual meeting to enable us, should the need arise, to issue shares in such amount or above. If we do not receive stockholder approval, we may nonetheless issue shares up to such 20% amount under the equity line agreement.

         In general, if we elect to sell shares or draw down on the equity facility, the minimum amount we can draw down at any one time is $100,000 and the maximum amount will be the greater of $1,000,000 or 20% of the weighted average price of our common stock for the 22 days prior to the date we request a drawdown multiplied by the total trading volume of our common stock for such 22 day period. We can make one drawdown request every 22 trading days, up to a maximum of 24 drawdowns during the two-year period of the agreement, provided that we cannot sell more than $24 million worth of shares in total under the facility and may in practice only be able to sell a much lower amount.

         The total number of shares that may be issued under the facility will depend on a number of factors, including the market price and trading volume of our common stock during each drawdown period. The purchase price for any shares issued under the facility will be equal to 95% of the volume-weighted average price of our common stock over the 22 day period following our drawdown request. The proceeds we receive from each drawdown will also be reduced by a 4% fee payable to Ladenburg Thalmann & Co., the placement agent that introduced Paul Revere to us, and a $1,000 escrow fee. If, after we make a drawdown request, the price of our common stock drops below the minimum threshold price that we specify in the drawdown request, we will not be obligated to sell shares to Paul Revere below such minimum threshold price. The threshold price will be established by our pricing committee at the time of each drawdown request and will never be less than $0.75 per share.

                             SUMMARY FINANCIAL DATA

         The following table sets forth summary financial and balance sheet data for our business. The statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000, are derived from, and are qualified by reference to, our financial statements which have been audited by PricewaterhouseCoopers LLP and are included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                        YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1998          1999          2000
                                                                  --------      --------      --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:

Revenue:
   Network .................................................      $    273      $  6,112      $ 27,465
   Lend-X technology .......................................           136           852         3,348
                                                                  --------      --------      --------
       Total revenue .......................................           409         6,964        30,813
                                                                  --------      --------      --------

Cost of revenue:
   Network .................................................           235         2,209         7,568
   Lend-X technology .......................................           149           312         1,804
                                                                  --------      --------      --------
       Total cost of revenue ...............................           384         2,521         9,372
                                                                  --------      --------      --------
Gross profit ...............................................            25         4,443        21,441
                                                                  --------      --------      --------

Operating Expenses:
   Product development .....................................         1,051         1,109         2,677
   Marketing and advertising ...............................         2,494        18,528        56,599
   Sales, general and administrative .......................         2,955        10,056        28,268
                                                                  --------      --------      --------
       Total operating expenses ............................         6,500        29,693        87,544
                                                                  --------      --------      --------

Loss from operations .......................................        (6,475)      (25,250)      (66,103)
    Interest income, net ...................................            41           505         2,145
    Loss on impaired investment ............................            --            --        (1,900)
    Miscellaneous expense, net .............................            --            --          (145)
    Accretion and dividends related to preferred stock .....           (24)       (2,816)       (2,416)
                                                                  --------      --------      --------
Net loss attributable to common stockholders ...............      $ (6,485)     $(27,561)     $(68,464)
                                                                  ========      ========      ========
Basic and diluted net loss per common share ................      $  (1.88)     $  (7.74)     $  (4.15)
                                                                  ========      ========      ========
Weighted average shares used in computing basic and
   diluted net loss per common share .......................         3,435         3,560        16,512
                                                                  ========      ========      ========

                                                                              AS OF DECEMBER 31,
                                                                            ----------------------
                                                                              1999          2000
                                                                            --------      --------
                                                                                (IN THOUSANDS)

BALANCE SHEET DATA:
Cash and cash equivalents, restricted and short term investments .....      $ 29,472      $ 12,716
Working capital ......................................................        26,474         7,937
Total assets .........................................................        33,767        37,957
Long-term capital lease obligations ..................................            --           848
Convertible preferred stock ..........................................        59,118            --
Total stockholders' equity (deficit) .................................        27,737        23,696

                                  RISK FACTORS

         Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                    RISKS RELATED TO OUR FINANCIAL CONDITION

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS FROM OTHER FINANCINGS WE MAY HAVE TO SIGNIFICANTLY CURTAIL THE SCOPE OF OUR OPERATIONS AND ALTER OUR BUSINESS MODEL.

         We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we may need to raise additional funds, from equity or debt sources. Our cash requirements are substantial, and, despite the fact that we have raised approximately $13.4 million in a recent preferred stock transaction and have $7.5 million available under our revolving credit facilities, amounts available under the equity line may still not be sufficient to meet our cash needs in the future. In addition, business and economic conditions may make it unfeasible or undesirable to draw down under the common stock purchase agreement at every opportunity, and drawdowns are available only once every 22 trading days. If additional financing is not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels. In addition, any failure to raise additional funds in the future may result in our inability to successfully promote our brand name, develop or enhance our Lend-X technology or other services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.

OUR BUSINESS MODEL IS UNPROVEN AND COULD FAIL.

         Our business model and profit potential are unproven and we cannot assure you that we will be able to become profitable. To achieve profitability in our exchange segment, our revenue per consumer must consistently exceed not only the costs of attracting a consumer to our website, but also the costs of inducing the consumer to use our services. Historically, this has not been the case. Our revenue model depends heavily on revenue generated from lenders participating in our network who pay us fees based upon their receipt of credit requests, and fees based upon loan closings. We also license our Lend-X technology to other companies, who can create single and multi-lender online exchanges. To become profitable, we must achieve and maintain broad market acceptance of our service by both lenders and consumers who have traditionally used other means to lend and borrow money. In addition, we must attract a sufficient number of consumers with credit profiles that our lenders target. Our online lending exchange model may not gain or maintain the widespread acceptance necessary to support our business, in which case we may find it necessary to alter our business model. We cannot accurately predict what, if any, changes we would make to our business model in response to the uncertainties in the online lending market. These changes might include shifting all or a portion of our fees to consumers or reducing fees currently charged to lenders to expand volume more quickly. Shifting fees to consumers may not be feasible, as other companies may be able to offer comparable services with no fees. If we are not able to anticipate and adapt to changes in the industry or if our business model is not successful, we may be unable to expand our business and the value of your investment could be significantly reduced.

WE HAVE A HISTORY OF LOSSES AND EXPECT LOSSES FOR 2001.

         We have never been profitable. We incurred losses from operations of approximately $66.1 million in 2000. As of December 31, 2000, we had an accumu-lated net deficit of approximately $98.1 million. We anticipate that our future expense levels will continue to exceed future revenue based on our operating plans for 2001. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among consumers and lenders. If our revenue grows at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability.

OUR LIMITED OPERATING HISTORY MAKES OUR BUSINESS AND PROSPECTS DIFFICULT TO EVALUATE.

         We have a limited operating history. We were formed in 1996 and began serving consumers across the United States in July 1998. There is no significant historical basis to assess how we will respond to competitive, economic or technological challenges. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies like ours, that operate in new and rapidly developing online exchanges. Our failure to address these risks and uncertainties could materially impact our results of operations and financial condition.

OUR OPERATING RESULTS MAY BE NEGATIVELY IMPACTED BY FLUCTUATIONS IN INTEREST RATES.

         During the fiscal year ended December 31, 2000, revenue earned from mortgage lenders, traditionally a market segment that is greatly impacted by changes in interest rates, represented approximately 38% of our total revenue. While interest rates were rising from January 2000 through July 2000 and relatively steady from

July 2000 through December 2000, our business continued to show increases in website traffic, transmitted qualification forms for mortgages and revenue from closed-loan fees for mortgages over the corresponding periods of 1999. However, during future periods of rising interest rates we may experience a decline in consumer traffic to our website and during periods of robust credit demand, typically associated with falling interest rates, lenders may have less incentive to use our exchange. Either of these events could reduce our revenue and we cannot assess the effects of interest rates on our business over a broad range of interest rate environments.

SUBSTANTIALLY ALL OF OUR ASSETS ARE PLEDGED UNDER AN EXISTING REVOLVING CREDIT ARRANGEMENT AND CAPITAL LEASE OBLIGATIONS, AND WE MAY BE REQUIRED TO COLLATER-ALIZE THE BALANCE OF ONE OF OUR CAPITAL LEASES WITH CASH.

         Substantially all of our assets are pledged under the ULLICO revolving credit arrangement and existing capital lease obligations. A covenant in one of our capital lease agreements requires that we maintain a cash balance of not less than $5 million throughout the term of the lease. If our cash balance falls below $5 million at the end of a period, we will be required to collateralize the balance of the lease with cash.

         In addition, important components of our intellectual property are subject to an amended software customization, license and services agreement by and between LendingTree and the Federal Home Loan Mortgage Corporation, pursuant to which our code software will be released to Freddie Mac from escrow if we fail to meet specified repayment obligations, financial covenants or reporting requirements.

                    RISKS RELATED TO OUR MARKETS AND STRATEGY

OUR FUTURE SUCCESS IS DEPENDENT UPON INCREASED ACCEPTANCE OF THE INTERNET BY CONSUMERS AND LENDERS AS A MEDIUM FOR LENDING.

         If consumer and lender acceptance of our online exchange does not increase, our business will not succeed and the value of your investment may be adversely affected. The online lending market is new and rapidly developing. The adoption of online lending in general, and our exchange in particular, requires the acceptance of a new way of conducting business, exchanging information and applying for credit by consumers, as well as acceptance by lenders that have historically relied upon traditional lending methods. As a result, we cannot be sure that we will be able to compete effectively with traditional borrowing and lending methods.

LENDERS IN OUR NETWORK ARE NOT PRECLUDED FROM OFFERING CONSUMER CREDIT PRODUCTS OUTSIDE OUR EXCHANGE.

         If a significant number of our potential consumers are able to obtain loans from our participating lenders without utilizing our service, our ability to generate revenue may be limited. Because we do not have exclusive relationships with the lenders whose loan products are offered on our online exchange, consumers may obtain offers and loans from these lenders without using our service. Our lenders can offer their products directly to consumers through brokers, mass marketing campaigns, or through other traditional methods of credit distribution. These lenders can also offer their products over the Internet without using our Lend-X technology, either directly to prospective borrowers, through one or more of our online competitors, or both.

IF OUR PARTICIPATING LENDERS DO NOT PROVIDE COMPETITIVE LEVELS OF SERVICE TO CONSUMERS, OUR BRAND WILL BE HARMED AND OUR ABILITY TO ATTRACT CONSUMERS TO OUR WEBSITE WILL BE LIMITED.

         Our ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from our participating lenders. If our participating lenders do not provide consumers with competitive levels of convenience, customer service, price and responsiveness, the value of our brand may be harmed, our ability to attract consumers to our website may be limited and the number of consumers using our service may decline.

WE MAY NOT BE ABLE TO MANAGE OUR EXPANDING OPERATIONS EFFECTIVELY.

         We have recently experienced a period of rapid expansion. In order to execute our business plan, we must continue to expand significantly. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to our revenue, or revenue to decline or grow more slowly than expected, or could otherwise have a material adverse effect on our business and the value of your investment. Our anticipated future growth, combined with the requirements we now face as a public company, will continue to place a significant strain on our management, systems and resources. We will need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing departments. We may not succeed in these efforts.

OUR QUARTERLY OPERATING RESULTS ARE NOT AN INDICATION OF OUR FUTURE RESULTS.

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors that affect our revenue or expenses in any particular quarter. Our quarterly results will fluctuate in part based on the demand for and supply of consumer loans which are a function of seasonal and other fluctuations in interest rates and related economic factors, all of which are outside of our control. These temporary fluctuations could adversely affect our business.

         In addition, we expect that as our business matures we will experience seasonal fluctuations in our operating results as a result of fluctuations in consumer credit markets during the year. For example, home buying behavior is seasonal. Typically there are a greater number of mortgage closings during the second and third quarters of a year as compared to the first and fourth quarters. Because of our limited operating history, it has not been possible for us to assess the impact of seasonal effects on our business.

IF WE ARE UNABLE TO MAINTAIN OUR BRAND RECOGNITION, CONSUMER AND LENDER DEMAND FOR OUR SERVICE MAY DWINDLE.

         If we fail to promote and maintain our brand successfully, or incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of its branding efforts, our business could be materially adversely affected. We believe we have successfully built a recognizable brand. We believe that continuing to build and maintain brand awareness of the LendingTree exchange and Lend-X is critical to achieving increased demand for our service. Brand recognition is a key differentiating factor among providers of online lending services, and we believe it will be increasingly important as competition intensifies. In order to increase our brand awareness, we must succeed in our marketing efforts, provide high-quality services and increase the number of consumers using our exchange. If visitors to our website do not perceive our existing service to be of high quality or if we alter or modify our existing service, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be diluted, which could decrease the attractiveness of our service to consumers and lenders.

WE CANNOT ASSURE YOU THAT ANY ACQUISITIONS WE MAY ELECT TO MAKE WILL BE SUCCESSFUL.

          Our future results of operations may be dependent, in part, upon the ability of our management to assimilate the operations of any acquisitions and to oversee these expanded operations. Our ability to manage any acquisitions will depend upon a number of factors, including our capital resources, our ability to retain key employees and our ability to control operating and production costs. We cannot assure you that we will be successful in these efforts or that these efforts may not, in certain circumstances, adversely affect our operating results.

OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF MR. LEBDA.

         If we lose the services of Douglas Lebda, our founder, Chief Executive Officer, and a director, our ability to expand our business may be seriously compromised. Mr. Lebda has been instrumental in determining our strategic direction and focus and in promoting the concept of an Internet-based lending exchange for consumers and lenders. We do not maintain key person insurance on Mr. Lebda.

         RISKS RELATED TO THE INTERNET AND OUR TECHNOLOGY INFRASTRUCTURE

WE MAY EXPERIENCE REDUCED VISITOR TRAFFIC, REDUCED REVENUE AND HARM TO OUR REPUTATION IN THE EVENT OF UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES.

         Any significant failure to maintain the satisfactory performance, reliability, security and availability of our website, filtering systems or network infrastructure may cause significant harm to our reputation, our ability to attract and maintain a high volume of visitors to our website, and to attract and retain participating consumers and lenders. Our revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests, or more generally the unavailability of our service offerings, could have an adverse impact on our revenue. In addition, we believe that consumers who have a negative experience with our website may be reluctant to return to our website or recommend LendingTree to other potential consumers.

         In the past, our website has experienced outages and decreased performance. In the worst such instance to date, in 1999 we experienced a service outage for a period of approximately nine hours due to a database software failure. If similar outages occur in the future, they may severely harm our reputation and our ability to offer our service. Our computer hardware is located in leased facilities in Beltsville, Maryland. A backup system is located in Cupertino, California. If both of these locations experienced a system failure, the performance of our website would be harmed. These systems are also vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins and similar events. Our insurance policies may not compensate us for any losses that may occur as a result of any failures or interruptions in our systems. Any extended period of disruptions could materially adversely affect our business, results of operations and financial condition.

BREACHES OF OUR NETWORK SECURITY COULD SUBJECT US TO INCREASED OPERATING COSTS AS WELL AS LITIGATION AND OTHER LIABILITIES.

         Any penetration of our network security or other misappropriation of our users' personal information could cause interruptions in our operations and subject us to liability. Claims against us could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage our reputation. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we use to protect consumer transaction data. We cannot guarantee that our security measures will prevent security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

         Failure to protect our intellectual property could harm our brand and our reputation, devalue our content in the eyes of our customers and adversely affect our ability to compete effectively. Further, enforcing or defending LendingTree's intellectual property rights, including our service marks, patent applications, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property as critical to LendingTree's success. To protect the rights to LendingTree's intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have applied for a U.S. patent and filed a Patent Cooperation Treaty international patent application on our Lend-X technology and its online loan market process. While the number of software and business method patents issued by the U.S. Patent and Trademark Office has been growing substantially in recent years, there is still a significant degree of uncertainty associated with these patents. It is possible that our patent applications will be denied or granted in a very limited manner such that they offer little or no basis for us to deter competitors from employing similar technology or processes or allow us to defend against third party claims of patent infringement.

                RISKS RELATED TO LEGAL AND REGULATORY UNCERTAINTY

         As an online lending exchange we may be liable as a result of information retrieved from our website or the websites of businesses with which we maintain relationships.

         We may be subject to legal claims relating to information that is published or made available on our website and the other websites linked to it. Our service may subject us to potential liabilities or claims resulting from:

         - Lost or misdirected messages from our network lenders, consumers or vendors;

         -        Illegal or fraudulent use of e-mail; or

         - Interruptions or delays in transmission of qualification forms or lenders' offers.

         In addition, we could incur significant costs in investigating and defending such claims, even if LendingTree ultimately is not found liable. If any of these events occur, our business could be materially adversely affected.

FAILURE TO COMPLY WITH LAWS GOVERNING LENDINGTREE'S SERVICE OR MATERIAL CHANGES IN THE REGULATORY ENVIRONMENT RELATING TO THE INTERNET COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         The loan products and services available through our website and the real estate agent referral and other business relationships in which we operate essentially as a non-processing mortgage broker, are subject to extensive regulation by various federal and state governmental authorities. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our business, and considering our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with applicable federal and state laws and regulations. Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities may result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts without compensation, loss of exempt status, indemnification liability to lenders and others doing business with us, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. The occurrence of one or more of these events could materially affect our business and results of operations.

MANY STATES REQUIRE US TO OBTAIN LICENSES TO OFFER MANY OF OUR PRODUCTS AND WE HAVE NOT OBTAINED THOSE LICENSES IN EVERY STATE.

         Many, but not all, states require licenses to solicit or broker to residents of those states, loans secured by residential mortgages and other consumer loans, including credit card, automobile and personal loans. We are currently neither licensed nor able to accept credit requests for all loan products in every state. We are not currently accepting credit requests for loan products from residents of states in which we are not licensed to provide those products. In many of the states in which we are licensed, we are subject to examination by regulators.

         In addition, we are required to obtain real estate broker licenses, additional mortgage broker licenses and individual call center personnel licenses in numerous states. Failure to obtain these licenses and approvals could prevent us from receiving fees from the real estate agent referral and mortgage services programs we offer and may subject us to the types of fines, forfeitures and litigation discussed above.

         As a computer loan origination system or mortgage broker conducting business through the Internet, we face an additional level of regulatory risk given that most of the laws governing lending transactions have not been substantially revised or updated to fully accommodate electronic commerce. Until these laws, rules and regulations are revised to clarify their applicability to transactions conducted through electronic commerce, any company providing loan-related services through the Internet or other means of electronic commerce will face compliance uncertainty. Federal law, for example, generally prohibits the payment or receipt of referral fees in connection with residential mortgage loan transactions. The applicability of referral fee prohibitions to the compensation provisions of fee advertising, marketing, distribution and cyberspace rental arrangements used by online companies like us may have the effect of reducing the types and amounts of fees that we may charge or pay in connection with real estate-secured products.

BECAUSE SOME STATE REGULATIONS IMPOSE FILING OBLIGATIONS ON SOME OF OUR LARGEST STOCKHOLDERS AND CUSTOMERS, IF ANY OF THESE PARTIES FAIL TO COMPLY WITH THESE FILING OBLIGATIONS, WE MAY BE UNABLE TO OBTAIN OR MAINTAIN NECESSARY LICENSES IN THESE STATES FOR REASONS BEYOND OUR CONTROL.

         Regulations promulgated by some states may impose compliance obligations on any person who acquires 10% or more of our common stock, including requiring that person to periodically file financial and other personal and business information. If any person acquires 10% or more of LendingTree's common stock and refuses or fails to comply with these requirements, we may not be able to obtain a license and existing licensing arrangements in particular states may be jeopardized. The inability to obtain, or the loss of, required licenses could have a material adverse effect on our operations or financial condition.

         The parties conducting business with us, such as lenders and other website operators, similarly may be subject to federal and state regulation. These parties act as independent contractors and not as our agents in their solicitations and transactions with consumers. Consequently, we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a lender or other website operator to comply with these laws or regulations could result in, among other things, claims of vicarious liability or a negative impact on our reputation. The occurrence of one or more of these events could materially adversely affect our business, results of operation and financial condition.

REGULATION OF THE INTERNET IS UNSETTLED, AND FUTURE REGULATIONS COULD INHIBIT THE GROWTH OF THE INTERNET, DECREASE THE NUMBER OF VISITORS TO LENDINGTREE'S WEBSITE OR OTHERWISE MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         Existing laws and regulations specifically regulate communications and commerce on the Internet. Additional laws and regulations that address issues such as user privacy, pricing, online content regulation, online real estate referral services, taxation, and the characteristics and quality of online products and services are under consideration by federal, state and local governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the Internet.

         Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement and personal privacy are applicable to the Internet. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Federal Trade Commission and government agencies in certain states have been investigating Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies choose to investigate our privacy practices. Any new laws or regulations relating to the Internet, or new application or interpretation of existing laws, could inhibit the growth of the Internet as a medium for commerce or credit procurement which could, in turn, decrease the demand for our service or otherwise materially adversely affect our business, results of operation and financial condition.

WE MAY BE LIMITED OR RESTRICTED IN THE WAY WE ESTABLISH AND MAINTAIN OUR ONLINE RELATIONSHIPS BY LAWS GENERALLY APPLICABLE TO OUR BUSINESS.

         The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender. RESPA and the related regulations also prohibit fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, including mortgage brokerage and lending services. Notwithstanding these prohibitions, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods, facilities or services provided. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, cease and desist orders and civil and criminal liability.

         The mortgage and home equity products offered through LendingTree's exchange are residential real estate secured loans subject to these provisions of RESPA. Consequently, our online relationships with lenders, other companies and websites on which we offer services are subject to RESPA's prohibitions on payment or receipt of referral fees for referrals and for unearned fees or fee splits. We believe that we have structured these relationships to comply with RESPA. The applicability of RESPA's referral fee and fee splitting prohibitions to these types of Internet-based relationships, however, is unclear and the appropriate regulatory agency has provided limited guidance to date on the subject.

      RISKS RELATED TO THIS OFFERING, OUR STOCK PRICE AND CORPORATE CONTROL

OUR COMMON STOCK PURCHASE AGREEMENT WITH PAUL REVERE AND THE ISSUANCE OF SHARES TO PAUL REVERE THEREUNDER MAY CAUSE SIGNIFICANT DILUTION TO OUR STOCKHOLDERS AND, TOGETHER WITH GUIDANCE WE ISSUE TO ANALYSTS AND THE FINANCIAL COMMUNITY, MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

         The resale by Paul Revere of the common stock that it purchases from us will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell to Paul Revere will be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock. The shares of our common stock issuable to Paul Revere under the equity line facility will be sold at a 5% discount to the volume-weighted average daily price of our common stock during the applicable drawdown period and the proceeds paid to us upon each drawdown will be net of a 4% placement fee to our placement agent, Ladenburg Thalmann, and an escrow agent fee of $1,000. If we were to require Paul Revere to purchase our common stock at a time when our stock price is low, our existing common stockholders will experience substantial dilution. The issuance of shares to Paul Revere will therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

         The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

         In addition, from time to time, we issue guidance to analysts and the financial community regarding our projected results for future periods and revisions to guidance previously issued. The dissemination of guidance or revisions to guidance previously issued may increase the volatility of our stock price.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET, INCLUD-ING SHARES ISSUABLE UPON THE CONVERSION OF SHARES OF 8% CONVERTIBLE PREFERRED STOCK, COULD REDUCE THE VALUE OF YOUR INVESTMENT.

         Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. A substantial number of our outstanding shares of common stock will become eligible for resale in the public market within one year. As of March 31, 2001, we had 18,737,441 common shares issued and outstanding. We also had shares of 8% convertible preferred stock, convertible into 6,757,144 shares of common stock, outstanding at March 31, 2001. Because the 8% convertible preferred stock accrues dividends at 8% per annum, the accrued dividends will result in additional shares of common stock being issued upon conversion of shares of 8% convertible preferred stock. In addition, the price protection provisions of the 8% convertible preferred stock may result in an upward adjustment to the number of shares of common stock issuable upon conversion of the 8% convertible preferred stock, which would result in further dilution to our common stockholders. The shares of 8% convertible preferred stock are not convertible unless and until we receive the approval of our stockholders, which we anticipate will occur at our annual meeting of stockholders in May 2001.

         At March 31, 2001, we also had outstanding 5,009,944 stock options to purchase shares and 1,045,385 warrants to purchase shares. Moreover, we may issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plan. Any substantial sales of such shares, including shares to be registered for resale in connection with our March 2001 financing transactions or shares held by our principal investors, officers, directors, HomeSpace Services, Inc. or other affiliates, my cause our stock price to decline.

HOLDERS OF OUR RECENTLY ISSUED 8% CONVERTIBLE PREFERRED STOCK HAVE SIGNIFICANTLY GREATER RIGHTS AND PREFERENCES THAN OUR COMMON STOCKHOLDERS.

        The holders of our 8% convertible preferred stock have rights and preferences that are senior to those of our common stockholders in many significant respects. The existence of these rights and preferences may, in a given situation, result in a diminution in the value of your investment in our common stock. Among the preferential rights afforded to the holders of our 8% convertible preferred stock are the following:

         - Dividends and Distributions. Dividends must be paid to the holders of the 8% convertible preferred stock prior to and in preference to the common stock.

         - Redemption Premium. We are required to redeem all shares of 8% convertible preferred stock that remain outstanding on March 20, 2006 at a 5% premium to the then current "stated value" per share, which equals $3.50 per share, plus accrued dividends. If a significant portion of the 8% convertible preferred stock remains outstanding on March 20, 2006, all or substantially all of our assets may be necessary to fund this redemption.

         - Price Protection. In certain circumstances, the economic value of the investment in our 8% convertible preferred stock is protected against future sales of common stock by us at prices below $3.50 per share. If we sell additional securities at a price below $3.50 per share, the price at which the 8% convertible preferred stock converts into common stock may be adjusted downward, which would automatically entitle these holders to receive additional shares of common stock upon conversion. No such protection exists with respect to our common stock.

         - Protective Provisions. So long as more than 1,377,143 shares of our 8% convertible preferred stock are outstanding, we are restricted from engaging in a variety of corporate actions without the consent of 68.5% of the shares of 8% convertible preferred stock then outstanding. These provisions may impede management's ability to conclude transactions that it believes to be in the best interests of all stockholders.

         - Liquidation Preference. In the event LendingTree is liquidated or dissolves, the holders of our 8% convertible preferred stock will be entitled to receive a liquidation preference equal to 105% of the then current stated value per share, before any distributions may be made to holders of our common stock.

         - Change in Control. Upon a merger or change in control, holders of our 8% convertible preferred stock may have the right to receive the greater of the liquidation preference described above or the consideration that they would have received if they had converted their shares of 8% convertible preferred stock into common stock immediately prior to the consummation of the merger or change in control event. In a non-cash transaction, the holders of 8% convertible preferred stock may effectively require that the counterparty to such transaction redeem the convertible preferred stock for a cash amount equal to the liquidation preference. These provisions may inhibit our ability to consummate a merger or change in control transaction and will likely reduce the proceeds of any such transaction to our common stockholders.

         Any of the foregoing rights and preferences may, in a given situation, disadvantage the holders of our common stock and may reduce the market price of our common stock.

IF OUR COMMON STOCK PRICE DROPS SIGNIFICANTLY, WE MAY BE DELISTED FROM THE

NASDAQ NATIONAL MARKET, WHICH COULD ELIMINATE THE TRADING MARKET FOR OUR COMMON STOCK.

         Our common stock is quoted on the Nasdaq National Market. In order to continue to be included in the Nasdaq National Market, a company must meet Nasdaq's maintenance criteria. The maintenance criteria most applicable to us requires a minimum bid price of $1.00 per share, $4,000,000 in net tangible assets and $5,000,000 market value of the public float. The public float excludes shares held directly or indirectly by any of our officers, directors and holders of 10% or more of our outstanding common stock. As of December 31, 2000, we had approximately $17.5 million of net tangible assets, the market value of our public float, excluding these persons, was approximately $9.2 million and the lowest bid price of our common stock since February 16, 2000 was $1.781. We cannot assure you that we will continue to meet these listing criteria. The issuance by us of shares of common stock to Paul Revere, or the subsequent resale by Paul Revere of those shares, in either case at a discount to the market price, may reduce the trading price of our common stock to a level below the Nasdaq minimum bid price requirement. Failure to meet these maintenance criteria may result in the delisting of our common stock from The Nasdaq National Market. If our common stock is delisted and in order to have our common stock relisted on The Nasdaq National Market, we would be required to meet the criteria for initial listing, which are more stringent than the maintenance criteria. Accordingly, we cannot assure you that if we were delisted we would be able to have our common stock relisted on The Nasdaq National Market.

         If our common stock were delisted from the Nasdaq National Market, we would not be able to draw down any additional funds on the equity line. Finally, if our common stock is removed from listing on the Nasdaq National Market, it may become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

WE MAY BE UNABLE TO ACCESS ALL OR PART OF OUR EQUITY LINE FACILITY.

         If our stock price and trading volume fall below established levels, then we will not be able to drawdown all $24 million pursuant to the proposed equity line facility with Paul Revere. In addition, business and economic conditions may not make it feasible to drawdown pursuant to this facility. Furthermore, if we are unable to keep a registration statement effective for those shares of common stock subject to the equity line, or if our common stock is delisted from The Nasdaq National Market, or if we experience a material adverse change to our business that is not cured within 45 days, the common stock purchase agreement may terminate, or we may not be able to drawdown any funds.

WE MAY USE THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

         Net proceeds to us from any sales to Paul Revere will be used principally for the continued development and implementation of our Lend-X technology, advertising and marketing and for general corporate purposes. We have not allocated any specific amount of our net proceeds for any particular purpose. Consequently, our management will have broad discretion with respect to the expenditure of the net proceeds of any sales to Paul Revere, including discretion to use the proceeds in ways with which you may not agree.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE LENDINGTREE, WHICH COULD DEPRESS OUR STOCK PRICE.

         Delaware corporate law and our amended and restated certificate or incorporation and by-laws contain provisions that could have the effect of delaying, deferring, or preventing a change in control of LendingTree or our management and stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

         - Authorization to issue blank check preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to our common stockholders;

         - A staggered board of directors, so that it would take three successive annual meetings to replace all directors;

         - A requirement that business combinations either be approved by 80% of our stockholders or a majority of our continuing directors, or provide consideration to our stockholders in excess of established amounts;

         -        Prohibition of stockholder action by written consent; and

         - Advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

         In addition, we have entered into a stockholder rights agreement which makes it more difficult for a third party to acquire us without the support of our board of directors and principal stockholders.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND ENTITIES AFFILIATED WITH THEM, WHOSE

INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS, HAVE THE ABILITY TO EXERCISE SIGNIFICANT CONTROL OVER US.

         Our executive officers, directors and entities affiliated with them, as a group, beneficially own approximately 59% of our common stock. These stockholders are able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of LendingTree. The interests of these stockholders may differ from the interests of our other stockholders.

                           FORWARD-LOOKING STATEMENTS

         Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not based on historical facts. The words "expects," "anticipates," "estimates," "intends," "believes," "plans" and similar expressions are intended to identify forward-looking statements. We believe that based on information available to us on the date of this prospectus, but we cannot assure you, that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We disclosed several important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                  MARKET DATA

         This prospectus contains market data related to our business and the Internet. This market data includes projections that are based on a number of assumptions. The assumptions include the following:

         -        no catastrophic failure of the Internet will occur;

         - the number of people online and the total number of hours spent online will increase significantly over the next five years; and

         - Internet security and privacy concerns will be adequately addressed.

If any one or more of these assumptions turns out to be incorrect, actual results may differ from the projections based on these assumptions. The Internet-related markets may not grow over the next three to four years at the rates projected by these market data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business and the market price of our common stock.


                                USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares by Paul Revere that it has obtained under the common stock purchase agreement. However, we will receive the net sale price of any common stock we sell to Paul Revere under the terms of the common stock purchase agreement described in this prospectus. We intend to use the net proceeds from any sales to Paul Revere primarily for the continued development and implementation of our Lend-X technology, advertising and marketing, and general corporate purposes. Management will have significant flexibility and discretion in applying the net proceeds of any common stock sold to Paul Revere. Pending any use, we will invest the net proceeds of any common stock sold to Paul Revere in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY

         We have not declared or paid any cash dividends on our common stock since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. The payment of dividends will be subject to the preferences of our 8% convertible preferred stock and will depend upon factors such as future earnings, capital requirements, our financial condition and general business condition.

         The holders of the 8% convertible preferred stock are entitled to receive, whether or not declared by our board of directors, dividends on the 8% convertible preferred stock equal to 8% of the stated value per share, as defined in the preferred stock purchase agreement, payable at our option:

         -        in cash on each quarterly dividend date, or

         - by an upward adjustment to the stated value per share on each quarterly dividend payment date.

         Dividends on the 8% convertible preferred stock are cumulative and accrue daily from the date of original issuance.

                                 CAPITALIZATION

         The following table sets forth our capitalization, as of December 31, 2000:

         -        on an actual basis;

         -        on a pro forma basis to give effect to:

                  - the issuance and sale of 6,885,715 shares of 8% convertible preferred stock, which includes 3,700,001 shares of 8% convertible preferred stock that were issued on March 20, 2001, the conversion of the Specialty Finance Partners equity rights certificate into 2,857,143 shares of 8% convertible preferred stock and the issuance of 200,000 shares of 8% convertible preferred stock to our CEO funded by a $700,000 loan from us, and 128,571 shares of 8% convertible preferred stock that were issued on April 30, 2001, as if such shares of 8% convertible preferred stock were issued on December 31, 2000;

         -        on a pro forma as adjusted basis to give effect to:

                  - the sale of an assumed 7,096,393 shares of common stock which may be offered by Paul Revere in this offering and the application of the net proceeds we may receive for our shares from Paul Revere under the common stock purchase agreement. The 7,096,393 shares assumes that $24,000,000 is raised at a per common share price of $3.38, the market price of the common stock as of March 30, 2001, $3.56, less Paul Revere's 5% discount per the common stock purchase agreement. An additional placement fee of 4% of the gross proceeds of the draw will be payable to Ladenburg Thalmann. The actual change in common stock and additional paid in capital will depend on the actual amount raised and the market price of our common stock at that time; and


         You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the accompanying notes, and the other financial information appearing elsewhere in this prospectus.

         The table excludes:

         - 1,045,385 shares issuable at a weighted average exercise price of $6.08 per share upon the exercise of warrants outstanding as of March 31, 2001;

         - 3,316,228 shares reserved for future grants under our stock option plans as of March 31, 2001;

         - 412,044 shares reserved for issuance under our employee stock purchase plan as of March 31, 2001;

         - 5,009,944 shares issuable at a weighted average exercise price of $5.00 per share upon exercise of stock options outstanding as of March 31, 2001; and

         - warrants which may be issued in connection with payment of interest on the revolving debt facilities if we were to borrow funds under such facilities.

                                                                                        DECEMBER 31, 2000
                                                                   ----------------------------------------------------------
                                                                                                                   PRO FORMA
                                                                     ACTUAL                PRO FORMA              AS ADJUSTED
                                                                   ---------               ---------              -----------
                                                                                    (DOLLARS IN THOUSANDS)

Series A 8% convertible preferred stock, $.01 par
value, 6,885,715 authorized, no shares issued actual,
and 6,885,715 shares issued on a pro forma and an
adjusted pro forma basis ...................................              --               $  21,806               $  21,806

Stockholders' equity:

     Common stock, $.01 par value, 100,000,000
     shares authorized, 19,653,956 shares issued
     actual and on a pro forma basis, and 26,750,349
     shares issued on an adjusted pro forma basis ..........       $     197               $     197               $     268

     Deferred compensation .................................          (3,056)                 (3,056)                 (3,056)

     Treasury stock (916,515 shares at cost) ...............          (5,774)                 (5,774)                 (5,774)

     Notes receivable from officers for option exercises ...          (1,603)                 (2,303)                 (2,303)

     Unrealized gain, available for-sale securities ........               1                       1                       1

     Additional paid-in capital ............................         132,080                 122,714                 145,406

     Accumulated deficit ...................................         (98,149)                (98,149)                (98,149)
                                                                   ---------               ---------               ---------

       Total 8% convertible preferred stock and
       stockholders' equity ................................       $  23,696               $  35,436               $  58,199
                                                                   =========               =========               =========

                                    DILUTION

       The issuance of further shares will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent the price per share you pay for the common stock is greater than the pro forma net tangible book value per share of our common stock at the time of sale. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. The net tangible book value of our common stock as of December 31, 2000 was $17.5 million, or approximately $.93 per share.

       Pro forma net tangible book value per share represents the same calculation as stated above, but assumes that the tangible book value includes proceeds from the issuance and sale of 6,885,715 shares of 8% convertible preferred stock, which includes 3,700,001 shares of 8% convertible preferred stock that were issued on March 20, 2001 and the conversion of the Specialty Finance Partners equity rights certificate into 2,857,143 shares of 8% convertible preferred stock and the issuance of 200,000 shares of 8% convertible preferred stock to our CEO funded by a $700,000 loan from us, and 128,571 shares of 8% convertible preferred stock that were issued on April 30, 2001, as if such shares of 8% convertible preferred stock were issued on December 31, 2000.

         Our pro forma net tangible book value as of December 31, 2000 would have been $29.9 million, or $1.60 per share.

         Adjusted pro forma net tangible book value per share represents the same calculation as stated above for pro forma net tangible book value per share, but further assumes that the total number of shares of common stock outstanding on December 31, 2000 includes a total of approximately 7.1 million shares issued to Paul Revere under the common stock purchase agreement at $3.38 per share, which is equal to the closing price for our common stock on March 30, 2001, as adjusted to reflect Paul Revere's 5% discount. The proceeds we would receive from such a sale to Paul Revere under the common stock purchase agreement would be net of a 4% placement fee to Ladenburg Thalmann and a $1,000 escrow agent fee per drawdown. Our adjusted pro forma net tangible book value as of December 31, 2000 would have been $52.7 million, or $2.04 per share. This would represent an immediate increase in the pro forma net tangible book value of $.44 per share to existing stockholders, and, assuming you purchased shares under this prospectus for $3.56 per share on December 31, 2000, which is the closing price for our common stock on March 30, 2001, would represent dilution to you of approximately $1.52 per share. The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares to Paul Revere under the common stock purchase agreement and how many of the vested options and warrants outstanding have been exercised at the time of your investment.

         Furthermore, approximately 3.7 million stock options and warrants will vest within the next five years, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plans, all of which may further dilute our net tangible book value.

                        PRICE RANGE OF OUR COMMON STOCK

         Our common stock has been listed on The Nasdaq National Market System under the symbol TREE since February 16, 2000. The following table sets forth the high and low sale prices for the common stock for the periods indicated as reported by Nasdaq. Such prices represent prices between dealers without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.


                                                      HIGH                LOW
                                                     -------            ------
        COMMON STOCK
            2000
                           February 16, 2000
                           to March 31, 2000         $21.00             $10.75
                           Second Quarter             14.88               4.75
                           Third Quarter               9.56               4.22
                           Fourth Quarter              5.25               1.93
            2001
                           First Quarter             $ 4.41             $ 1.88


         On March 30, 2001, the closing price of the common stock as reported on Nasdaq was $3.56 and there were approximately 150 holders of record of our common stock. The number of record holders does not reflect the number of beneficial owners of our common stock for whom shares are held by brokerage firms and other institutions. We have not paid any dividends on our common stock since our inception and do not contemplate paying dividends on our common stock in the foreseeable future.

                            SELECTED FINANCIAL DATA

         The following selected financial data should be read in conjunction with our financial statements and accompanying notes, along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000, are derived from, and are qualified by reference to, our financial statements which have been audited by PricewaterhouseCoopers LLP and are included in this prospectus. The balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP but are not included in this prospectus. The statement of operations data for the period from inception through December 31, 1996 and the balance sheet data as of December 31, 1996 are unaudited. Historical results are not necessarily indicative of the results to be expected in the future.


                                                                                    YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------------------
                                                     PERIOD FROM
                                                      INCEPTION
                                                       THROUGH
                                                     DECEMBER 31,
                                                         1996          1997          1998             1999            2000
                                                     ------------     ------        -------         --------         --------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:

Revenue:
   Network .........................................        --        $    2        $   273         $  6,112         $ 27,465
   Lend-X technology ...............................        --            --            136              852            3,348
                                                        ------        ------        -------         --------         --------
       Total revenue ...............................        --             2            409            6,964           30,813

Cost of revenue:
   Network .........................................        --            --            235            2,209            7,568
   Lend-X technology ...............................        --            --            149              312            1,804
                                                        ------        ------        -------         --------         --------
       Total cost of revenue .......................        --            --            384            2,521            9,372
                                                        ------        ------        -------         --------         --------

Gross profit .......................................        --             2             25            4,443           21,441

Operating Expenses:
   Product development .............................        --           293          1,051            1,109            2,677
   Marketing and advertising .......................        --            54          2,494           18,528           56,599
   Selling, general and administrative .............         4           621          2,955           10,056           28,268
                                                        ------        ------        -------         --------         --------
       Total operating expenses ....................         4           968          6,500           29,693           87,544
                                                        ------        ------        -------         --------         --------

Loss from operations ...............................        (4)         (966)        (6,475)         (25,250)         (66,103)
    Loss on impaired investment ....................        --            --             --               --           (1,900)
    Interest income, net ...........................        --             3             41              505            2,145
    Miscellaneous expense, net .....................        --            --             --               --             (145)
    Accretion and dividends related to
    preferred stock ................................        --            --            (24)          (2,816)          (2,461)
                                                        ------        ------        -------         --------         --------
Net loss attributable to common stockholders .......    $   (4)       $ (963)       $(6,458)        $(27,561)        $(68,464)
                                                        ======        ======        =======         ========         ========
Basic and diluted net loss per common share ........    $(0.02)       $(1.20)       $ (1.88)        $  (7.74)        $  (4.15)
                                                        ======        ======        =======         ========         ========
Weighted average shares used in computing
   basic and diluted net loss per common share .....       259           803          3,435            3,560           16,512
                                                        ======        ======        =======         ========         ========

                                                  PERIOD FROM
                                                   INCEPTION
                                                    THROUGH
                                                  DECEMBER 31,
                                                     1996           1997         1998             1999          2000
                                                  ------------     ------       -------         --------       -------
                                                                             (IN THOUSANDS)

BALANCE SHEET DATA:
Cash, cash equivalents, short term investments
and restricted investments ...................         --           $402        $ 3,085         $29,472        $12,716
Working Capital ..............................        $(1)           333          2,666          26,474          7,937
Total assets .................................         --            424          3,687          33,767         37,957
Long-Term capital lease obligations ..........         --             --             --              --            848
Mandatorily redeemable preferred securities ..                        --          4,631              --             --
Convertible preferred stock ..................                        --             --          59,118             --
Total stockholders' equity (deficit) .........        $(1)          $353        $(1,695)        $27,737        $23,696

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

         This discussion includes "forward-looking" statements that reflect our current views with respect to future events and financial performance. We use words such as we "expect," "anticipate," "estimate," "intend," "believe," "plan" and similar expressions to identify forward-looking statements. Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified in the "Risk Factors" section of this prospectus, and should not unduly rely on these forward looking statements. We will not necessarily update the information in this discussion if any forward-looking statement later turns out to be inaccurate.

OVERVIEW

         We incorporated in the state of Delaware on June 7, 1996 and began serving consumers across the United States on July 1, 1998. In August 2000, we acquired a nationwide network of real estate agents and other assets, and assumed certain liabilities of HomeSpace Services, Inc.

         We offer an Internet-based lending exchange for consumers and lenders. We attract consumer demand to our exchange through our proprietary website www.lendingtree.com as well as through private-label and co-branded exchanges enabled by our technology platform, Lend-X(SM). In addition, through our website, we provide access to other services related to owning, maintaining or buying and selling a home, including a network of real estate brokers.

         Consumers begin the LendingTree process on www.lendingtree.com by completing a simple online credit information request, referred to as a qualification form. Data from the qualification form, along with a credit score calculated from credit reports retrieved by a credit scoring firm, is compared to the underwriting criteria of lenders in our lender network. We currently have more than 100 participating lenders in our network. Consumers can receive multiple loan offers in response to a single credit request and then compare, review, and accept the offer that best suits their needs. We believe that our participating lenders can generate new business that meets their specific underwriting criteria at a substantially lower cost of acquisition than through traditional marketing channels. LendingTree's exchange encompasses most consumer credit categories, including mort gages, home equity loans, automobile loans, credit card, and personal loans.

         We are not a lender. Rather, we are a lending exchange that seeks to drive efficiency and cost savings in the consumer credit markets for both consumers and lenders. We earn revenue from lenders that pay fees for every qualification form that meets their underwriting criteria and is transmitted to them, or transmission fees, and for loans that they close, or closed-loan fees. Our website is powered by our lending exchange technology platform, Lend-X.

         We also license and host our Lend-X technology for use by other businesses, enabling them to create their own customized co-branded or private-label lending exchanges. Through these Lend-X partnerships, we can earn revenue from technology fees related to customization, licensing and hosting the third-party exchange, as well as from network sources such as transmission fees, closed-loan fees and brokerage fees.

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUE

         Total revenue was approximately $30.8 million in the year ended December 31, 2000, an increase of $23.8 million from $7.0 million in the same period in 1999.

         Network

         Our network revenue was approximately $27.5 million, or 89% of total revenue for the year ended December 31, 2000, compared with $6.1 million or 88% of total revenue for the same period in 1999. This growth reflects a substantial increase in volume of qualification forms we transmitted to our lenders and a significant increase in the amount of revenue earned from closed-loan fees. We attribute the increase in transmission volume, from approximately 186,000 discrete transmitted qualification forms in the year ended December 31, 1999 to approximately 716,000 in the same period of 2000, primarily to our extensive advertising campaign run during 2000. Although advertising expense was reduced in the third and fourth quarters of 2000, as compared to the first and second quarters of 2000, we attribute effectiveness of the increased brand awareness and a significant increase in website traffic during 2000 to the effectiveness of the increased advertising spending. The increase in closed-loan fees reflects not only the increased transmission volume, but also an increase in the number and variety of lenders on our network.

         Added lenders create additional opportunities for consumer's credit requests to be transmitted for evaluation and possible closure by a lender, thereby creating revenue for us. Closed loans increased from 27,000 in 1999 to approximately 145,000 in 2000.

         We derive additional network revenue from credit requests that are received through our Lend-X partners, private-label or co-branded websites of other businesses that are enabled by our Lend-X technology and brokerage services. If these qualification forms are successfully transmitted to or fulfilled by one of our network lenders, we earn transmission fees and closed-loan fees, if applicable, from that lender. In arrangements where we broker loans to specific lenders for a Lend-X partner, we receive a fee at the time the loan closes. For 2000, we recorded $2.3 million of Lend-X related network revenue, compared to none in 1999.

         Lend-X Technology

         Lend-X technology revenue totaled $3.3 million or 11% of our revenue for the year ended December 31, 2000 compared to $0.9 million, or approximately 12.2% of total revenue in 1999. The increase in Lend-X technology revenue is principally the result of a significant new customization, implementation and licensing contract that we entered into in the second quarter of 2000. Lend-X technology revenue recognized during the second and third quarters of 2000 under this contract reflects our progress towards completion. For 2000, this single customer accounted for $2.4 million, or 71% of the total Lend-X technology revenue.

GROSS PROFIT AND COST OF REVENUE

         Gross profit of $21.4 million, or 70% of total revenue, for the year ended December 31, 2000 was $17.0 million higher than in 1999, when we had gross profit of $4.4 million or 64% of total revenue. These improvements in gross margin and gross margin percentage are the result of the substantial increase in network revenue, as noted above, without similar proportionate increases in network costs of revenue.

         Total cost of revenue increased $6.9 million in 2000 to $9.4 million, from $2.5 million in 1999, principally as a result of increases in variable network costs of revenue. The most significant portions of our costs of revenue are volume-based. Costs such as credit scoring fees, consumer rebates, network hosting expenses and direct costs to Lend-X partners tend to increase as volume and revenue increase.

         Network

         For the year ended December 31, 2000, variable network costs of revenue were $6.1 million or approximately $4.3 million higher than in 1999. In 2000, variable network cost of revenue included $1.9 million for direct consumer promotion costs associated with consumers that requested and qualified for rebates. These promotional costs were $0.2 million in 1999. During 2000, the most significant direct consumer promotion cost was associated with consumers that requested and qualified for a credit card through network and also closed a loan through our network of lenders. Other variable network costs related to credit scoring, network hosting and Lend-X partners increased $1.0 million, $1.1 million and $0.5 million, respectively, as a result of increases in customer volume.

         Costs of revenue that are not directly volume-based, principally personnel costs, increased approximately $1.0 million to $1.5 million in 2000, reflecting an increased number of personnel in our implementation and customer care departments.

         Lend-X technology

         Costs of revenue associated with Lend-X technology are principally personnel and consultant costs related to projects to customize and implement Lend-X for partners, as well as ongoing server costs related to hosting Lend-X for these partners. Because we entered into several more Lend-X technology arrangements in 2000, these types of costs were $1.5 million higher in 2000, at $1.8 million, compared to $0.3 million in 1999.

OPERATING EXPENSES

         Product development expense was approximately $2.7 million for the year ended December 31, 2000 and $1.1 million in 1999. The increase in product development expense is principally related to increased personnel costs. Product development costs represent costs incurred related to the ongoing efforts to enhance and maintain the functionality of our Lend-X technology and our website.

         Marketing and advertising expenses increased $38.1 million to approximately $56.6 million for the year ended December 31, 2000 compared to $18.5 million in 1999. This increase is primarily due to substantially higher advertising expenses in 2000 incurred in an effort to build and maintain our brand awareness and attract users to our online lending exchange. During 2000, we ran a national network and cable television advertising campaign and expanded our radio and outdoor advertising campaigns to significantly more markets than we did during 1999. We currently anticipate that marketing and advertising will continue to be our most significant expense, as we will continue to run promotional campaigns and maintains awareness for both our LendingTree and Lend-X brands.

         Sales, general and administrative expenses increased to $28.3 million for the year ended December 31, 2000 from $10.1 million in 1999, an increase of $18.2 million. Approximately $9.1 million of this increase is due to higher employee-compensation related costs which are a result of the significant growth in the business. Another $1.6 million of the increase relates to employee related costs such as travel, relocation and recruiting fees. Professional and consulting fees increased $1.6 million from 1999 to 2000, reflecting increased professional development, technology consulting costs, public relations and increased professional fees related to regulatory and intellectual property matters. We also incurred $1.2 million in higher facilities, telephone, utilities and related expenses primarily as a result of our move to a larger facility and an increase in our number of personnel in 2000. The amortization of the excess purchase price related to the HomeSpace asset acquisition contributed $2.1 million of the increase. Bad debt expense increased $0.8 million from 1999. Depreciation expenses increased $0.8 million from 1999 to 2000 reflecting new equipment and software purchased in 2000. We do not expect sales, general and administrative spending to continue to grow at these rates in the foreseeable future.

         Included in our operating expenses for the year ended December 31, 2000 is amortization of deferred non-cash compensation charges of $2.3 million. As of December 31, 2000, our balance sheet reflected deferred non-cash compensation charges of $3.1 million related to certain stock option and warrant grants that were considered compensatory. The deferred charge related to stock options, $3.0 million, is being amortized over the four-year vesting period associated with the related options, ending principally in the third quarter of 2003 and the first quarter of 2004. The deferred charge related to warrants, $0.1 million, is being amortized through January 2001, corresponding to the initial term of the underlying service agreement.

LOSS ON IMPAIRED INVESTMENT

         In February 2000, we made a $2.5 million equity investment in a company providing mortgage exchange services over the Internet. Our minority investment represents approximately 8.3% of the outstanding equity of that business and accordingly, it is accounted for using the cost method of accounting. In December 2000, our management determined that the carrying value of this investment was impaired as a result of a series of historical and forecasted operating losses and the prospect that the company might be unable to fund its operations in the future. As a result of this impairment, our management wrote the investment down to its estimated fair value of $0.6 million, recording $1.9 million as a non-operating loss on impaired investment.

INTEREST INCOME

         Interest income consists primarily of interest earned on cash and cash equivalents and short-term investments. Interest income increased to $2.1 million in the year ended December 31, 2000 from $0.5 million in the same period in 1999. This increase was primarily due to higher average cash, short-term investment and restricted investment balances in 2000 as a result of the net proceeds from our initial public offering in February 2000 and the net proceeds from a private offering of preferred stock in September 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUE

         Total revenue was approximately $7.0 million in the year ended December 31, 1999, an increase of $6.6 million from $0.4 million in 1998.

         Network

         Network revenue accounted for $6.1 million, or 88% of total revenue for the year ended December 31, 1999, compared with 67% for the year ended December 31, 1998. Network revenue in 1999 increased by $5.8 million from $0.3 million in 1998 primarily as a result of higher qualification form and closed loan volume. Transmitted qualification form volume increased over nine times from approximately 18,000 to approximately 186,000 during this period while the number of loans closed increased nearly forty times from about 700 to 27,000.

         Lend-X Technology

         Lend-X technology revenue accounted for $0.9 million, or 12% of total revenue for the year ended December 31, 1999, compared with $0.1 million for the year ended December 31, 1998. The increase in Lend-X and other technology revenue resulted primarily from the sale of more Lend-X licenses.

COST OF REVENUE

         Network

         Cost of network revenue increased to $2.2 million for the year ended December 31, 1999, up from $0.2 million for the year ended December 31, 1998. This increase in cost was as a result of volume-related expenses such as credit scoring and network hardware expense and from an increase in personnel in the borrower relations department. Our gross margin increased to 64% from 6% for the years ended December 31, 1999 and 1998, respectively.

         Lend-X Technology

         Cost of Lend-X increased to $0.3 million for the year ended December 31, 1999 from $0.1 million for the year ended December 31, 1998. This increase is primarily the result of greater direct hours incurred for Lend-X projects.

OPERATING EXPENSES

         Product Development

         Product development expense was $1.1 million for each of the years ended December 31, 1999 and 1998.

         Marketing and Advertising

         Marketing and advertising expense increased to $18.5 million for the year ended December 31, 1999 from $2.5 million for the year ended December 31, 1998, an increase of $16.0 million. This increase is primarily the result of higher advertising expenses in order to build brand awareness and increase volume to our exchange.

         Sales, General and Administrative

         Sales, general and administrative expense increased to $10.1 million for the year ended December 31, 1999, an increase of $7.1 million from the year ended December 31, 1998. The increase is primarily the result of higher employee-related costs such as compensation, recruiting and relocation expenses, rent for a larger facility and professional fees.

QUARTERLY RESULTS OF OPERATIONS

         The following table, table presented in thousands, except per share amounts, sets forth a summary of our unaudited quarterly results of operations for each of the eight quarters in the two-year period ended December 31, 2000. This information has been derived from unaudited interim financial statements contained elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. You should read this information in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. Historical results for any quarter are not necessarily indicative of the results to be expected for any future period. All share and per shares amounts referred to in the table below have been adjusted to reflect the 1.27 for 1 stock split of our common stock effected on February 22, 2000 upon the closing of our initial public offering.


                                                                            Quarter Ended
                                   ------------------------------------------------------------------------------------------------
                                    Mar 31     Jun 30      Sept. 30    Dec. 31      Mar  31       Jun 30      Sept. 30     Dec. 31
                                     1999       1999         1999        1999         2000         2000         2000         2000
                                   -------     -------     --------    --------     --------     --------     --------     --------
Revenue                            $   637     $ 1,073     $ 2,318     $  2,936     $  4,483     $  7,699     $  9,030     $  9,601

Gross profit                           245         609       1,621        1,968        2,820        5,632        6,433        6,556

Net loss attributable to common     (4,263)     (4,724)     (8,266)     (10,308)     (19,691)     (18,796)     (15,031)     (14,946)
stockholders

Net loss per share (basic and      $ (1.12)    $ (1.25)    $ (2.24)    $  (3.39)    $  (2.07)    $  (1.04)    $  (0.81)    $  (0.75)
diluted)


LIQUIDITY AND CAPITAL RESOURCES

         During 2000, we required $59.2 million of cash to fund operations. Such amounts were expended primarily for advertising, expansion of our infrastructure and support personnel, and working capital needs. Since inception, we have incurred significant losses and had an accumulated deficit of $98.1 million as of December 31, 2000. These uses of cash, losses and accumulated deficit have resulted from the significant costs incurred for advertising and marketing efforts to build and maintain brand awareness. Additionally, significant costs have been incurred for employment expenses related to the establishment of relationships with lenders, real estate brokers and other business partners and the development of Lend-X, as well as for other general corporate purposes. Because we plan to continue to invest in these items, we anticipate that we will continue to incur losses and experience negative cash flow from operations throughout 2001. As of December 31, 2000, we had approximately $12.7 million in cash, cash equivalents and short-term investments. Of this amount, $5.1 million was restricted under an escrow arrangement with our advertising agency.

         As more fully described in the prospectus summary and in the notes to our financial statements incorporated by reference herein, subsequent to 2000, we signed definitive documents for the following financing transactions:

- A preferred stock purchase agreement with various investors, pursuant to which we issued and sold, on March 20, 2001, 3,700,001 shares of 8% convertible preferred stock for $13.0 million or $3.50 per share, in cash. On March 20, 2001, we also sold 200,000 shares of 8% convertible preferred stock to our Chief Executive Officer for $700,000 through a loan he obtained from us. On April 30, 2001, three other investors, including our Chief Financial Officer, purchased an additional 128,751 shares for a total consideration of $450,000 plus accumulated but unpaid dividends to the date of such closing.

- A two-year $5.0 million collateralized revolving credit agreement with The Union Labor Life Insurance Company, or ULLICO, a current stockholder. Interest on the outstanding balance accrues at a rate of 6% per annum in cash, and additional interest in the form of 5-year warrants to purchase our common stock at a price of $.01 per share. The number of warrants ULLICO is entitled to receive is based on the average amount outstanding multiplied by 14% per annum divided by $3.99. In addition, as a commitment fee, ULLICO received warrants to purchase 40,000 fully paid shares of our common stock with an exercise price of $.01 per share.

- A two-year $2.5 million revolving loan agreement with the Federal Home Loan Mortgage Corporation, or Freddie Mac, a current customer. Interest on the outstanding balance accrues at a rate of 10% per annum in cash, and additional interest in the form of 5-year warrants to purchase the our common stock at a price of $.01 per share. The number of warrants Freddie Mac will be entitled to receive is based on the average amount outstanding on the revolving line of credit multiplied by 10% per annum divided by $3.99. In addition, as a commitment fee, Freddie Mac received warrants to purchase 12,500 fully paid shares of our common stock with an exercise price of $.01 per share.

- A common stock purchase agreement with Paul Revere Capital Partners, Ltd. for the future issuance and sale of up to $24 million of our common stock. Under this arrangement, we, at our discretion, may exercise up to 24 drawdowns, pursuant to which Paul Revere is obligated to purchase that number of shares of our common stock specified in the drawdown notice, subject to shareholder approval if the aggregate number of shares to be issued exceeds 19.9% of our common stock, as more fully described in the section of this prospectus entitled "Common Stock Purchase Agreement."

         While the number of interest warrants to be issued under the $5 million revolving line of credit and the $2.5 million revolving loan facility will be determined as described in the notes to our financial statements, the actual amount of interest expense will be based on the fair value of these securities on the date that they are issued. Accordingly, for every interest warrant issued, each dollar that the price of our common stock on each warrant issuance date exceeds $3.99 will increase the actual interest expense recorded by us by approximately one dollar.

         Management believes that the existing cash and cash equivalents, the proceeds from the 8% convertible preferred stock sales noted above, the availability of the revolving credit facilities and cash generated from operations will be sufficient to fund our operating and capital needs through 2001.

         Although we have historically experienced significant revenue growth and plan to reduce negative cash flows from operations, the operating results for future periods are subject to numerous uncertainties. Since there can be no assurance that revenue growth will continue or that we will be able to achieve or sustain profitability, our liquidity could be significantly affected. However, if revenue does not grow as anticipated or if we are unable to successfully raise sufficient additional funds through the $24 million equity-line referred to above, or in another manner, management would reduce discretionary operating expenditures, including advertising, marketing, administrative and overhead costs. While we believe that available funds will be sufficient to fund our operations and capital expenditures through 2001, after which management believes we will become cash flow positive, failure to generate sufficient revenue or to reduce costs as necessary could have a material adverse effect on our ability to continue as a going concern and achieve our business objectives.

         Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to us. If we raise additional funds through the issuance of equity securities, our stockholders may experience significant dilution.

         On April 18, 2001, we announced that during the first quarter of 2001, LendingTree recognized revenue of $12.3 million, which was nearly $3 million, or 28%, greater than the prior quarter and nearly 200% greater than the first quarter of 2000. Our net loss for the first quarter of 2001 was $10.2 million, or $0.52 per share, which is approximately $5.0 million, or 32%, less than our net loss for the prior quarter. As of March 31, 2001, LendingTree had approximately $16.5 million in cash, cash equivalents and restricted investments available.

         Substantially all of our assets are pledged under the ULLICO revolving credit arrangement and existing capital lease obligations. A covenant in one of our capital lease agreements requires that we maintain a cash balance of not less than $5 million throughout the term of the lease. If our cash balance falls below $5 million at the end of a period, we will be required to collateralize the balance of the lease with cash.

         On September 29, 2000, we received $10 million from Capital Z Partners, our largest investor, through its affiliate, Specialty Finance Partners, in exchange for an equity rights certificate. In connection with the 8% convertible preferred stock sale described above, Specialty Finance Partners converted the equity rights certificate into 2.86 million shares of 8% convertible preferred stock.

         On February 15, 2000, we sold 4,197,500 shares of our common stock at an initial public offering price of $12.00 per share, raising approximately $44.8 million net of offering costs, underwriting discounts and commissions.

         Excluding our initial public offering and the September 29, 2000 financing noted above, we have financed our operations primarily through private placements of securities, raising over $64 million, net of offering costs since inception.

         Restricted cash at December 31, 2000 of $5.1 million includes investments that are maintained in an escrow account. This escrow account was established by us and our advertising agency to maintain funds set aside by us for non-cancelable and approved expenditures and services of the advertising agency. Disbursements from the escrow account can only be made for advertising expenditures we have approved in advance.

         On August 2, 2000, we acquired certain assets and assumed certain liabilities of HomeSpace. The consideration paid for the acquired assets consisted of $6.2 million in cash and 639,077 shares of our common stock.

                                    BUSINESS

         We are a leading online lending exchange and technology provider. Our lending exchange technology, Lend-X, powers our online lending exchange, as well as the online lending offerings of other institutions. On our website, qualified consumers may receive multiple loan offers, within one business day, in response to a single loan request for home mortgages, home equity loans, personal loans, automobile financing loans and credit cards. More than 100 banks and lenders compete for consumers' business on our website, enabling consumers to compare and review multiple loan solicitations and accept the loan offer that is best for that consumer. The banks and lenders in our exchange generate new business that meets their specific underwriting criteria at reduced acquisition costs.

INDUSTRY BACKGROUND

         For lenders, the traditional lending process is paper-intensive, time-consuming, and usually accompanied by high fixed costs and labor expense. It generally involves defining loan product guidelines for specific segments of consumers and establishing a pre-determined price for which the consumer applies. This inefficient process results in significant marketing and processing costs. In addition, the traditional lending process increases the time it takes to implement a given lending strategy, thereby reducing flexibility and the ability to respond to competition.

         For consumers, the traditional loan process is time-consuming, requires completion of multiple forms, and can often be frustrating and confusing. Consumers typically search through a variety of loan products from many different lenders, apply to one lender at a time for that lender's offered price, and then wait for that lender to approve or reject the application. Competing online lending sites generally mirror the traditional lending process. Consumers visit the website, view a list of loan products, apply for one product from one lender, and are either approved or rejected. While the consumer proposition presented by online lending websites is the same as the traditional offline process, the business models for online lending websites generally fall into the following two categories:

- Lender/Broker Model. The operators of websites such as E-Loan and QuickenMortgage generate revenue in the same way as traditional lenders, from a mark-up over their cost of capital, whether the source of capital is a lender, secondary market purchaser, or warehouse line of credit. In exchange for these mark-ups, the lender/broker undertakes all of the document processing, verification, and customer interaction. In addition, to the extent the lenders/brokers fund originated loans with their own capital, they are directly exposed to interest rate fluctuations, and must also effectively manage their loan pipeline.

- Referral Agent Model. The operators of websites such as GetSmart and MSN Home Advisor typically generate revenue by providing referrals to lenders. Because referral agents typically do not generate any revenue upon loan closings, there is little incentive for these companies to ensure that lenders and consumers consummate the loan transaction. Additionally, because referral websites do not offer the consumers multiple offers on their sites, they are not able to continually give best practices and pricing data to lender participants.

         LendingTree believes that the inefficiencies of the traditional lending process and the shortcomings of other online business models, combined with the large and recurring nature of consumer loan demand, offer a substantial opportunity for the exchange business model.

OUR BUSINESS STRATEGY

         Our mission is to become the dominant Internet-based lending exchange. Currently, this mission is supported by the following key elements:

- Make Lend-X "the" Operating System of Internet Lending. Becoming the dominant lending exchange software requires a ubiquitous presence in the lending space. We license Lend-X to traditional and non-traditional financial institutions to originate loans in either a single-or multi-lender environment. Most Lend-X implementations are for multi-lender environments which utilize our exchange. As more demand flows through the various sites, the value of our exchange increases for participating lenders. We have licensed Lend-X to more than 30 private-label and co-branded exchanges. Our plans for Lend-X include deploying more multi-lender solutions at financial institutions, aggressively marketing the product through reseller relationships, and, installing Lend-X at traditional points of loan origination, including bank branches, call centers and mortgage brokers.

- Continue to Build a Lasting and Sustainable LendingTree Brand and Leverage that Brand to Websites of Lend-X Partners Over Time. We believe that the LendingTree brand stands for empowerment and choice, words that have not been traditionally associated with financial services companies. We have built the LendingTree brand using a combination of online and offline media that has been effective at driving awareness and transaction volume. Over time, we will allow the LendingTree brand to proliferate on the websites of Lend-X partners where we believe consumers will view the "Powered By LendingTree" symbol as a name they can trust.

         To achieve our mission and objectives, we are currently undertaking several strategic initiatives:

- Strengthen Our Position As A Multi-Product Lending Exchange. Our multi-lender website offers a wide breadth of loan categories. This multi-category strategy enables us to become the consumer's primary resource for their borrowing needs. By becoming a consumer's primary borrowing destination and fostering repeat usage, we can increase revenue per consumer and decrease acquisition costs for each new loan.

- Continue to Expand Lender Coverage And Product Offerings. We seek to provide consumers throughout the United States with a competitive exchange for consumer credit products across a wide range of credit risk profiles. The availability of multiple lenders for each type of loan product generally provides qualified consumers with a choice of competitive offers. We will endeavor to expand lender coverage by actively marketing the exchange solution to new lenders and by expanding the range of product offerings of existing lenders on the network.

- Explore New Software Functionality and Channels of Lend-X Distribution. In an initiative called Straight Through Processing, we are seeking to expand the functionality of Lend-X to encompass more of the functions that lenders are willing to outsource to third parties. Decisioning systems, processing systems and more connectivity to settlement service providers are among the components that we are currently exploring. These new software functionalities will be critical to penetrate new areas of distribution for the Lend-X product, including real estate agents, mortgage brokers and auto dealers.

THE LENDINGTREE LENDER NETWORK

         Our exchange enables qualified consumers to receive up to four loan offers in response to a single credit request while providing lenders with the opportunity to generate new business that meets their specific underwriting criteria at reduced acquisition costs. These advantages to both consumers and lenders are available through lendingtree.com and over 30 other websites that are powered by Lend-X.

         For the year ended December 31, 2000, we derived 89% of our revenue from transactions on our lender network, compared to 60% in 1999 and 67% in 1998.

         No individual sources of network revenue exceeded 10% of our total revenue or network segment revenue for the years ended December 31, 2000 and 1999. For the year ended December 31, 1998, four lenders comprised 27%, 13%, 12% and 11% of our total revenue.

         THE LENDINGTREE PROCESS

         The LendingTree process consists of the following steps:

- Credit Request. Consumers access the exchange at www.lendingtree.com or Lend-X enabled sites and select a loan product from our current offering of five loan categories. Consumers complete a single qualification form for the selected loan product with information such as income, assets and liabilities, loan preferences and other data. Consumers also consent to our use of their credit report.

- Qualification Form Filtering and Transmission. A filtering process matches the consumer's qualification form data, credit profile, and geographic location to the preset underwriting criteria provided by participating lenders. Lenders are able to modify their underwriting criteria in real-time directly through a password-protected website known as our LenderWeb. Once qualification forms pass the filters, they are transmitted to up to four lenders. In the event that after being filtered, the qualification form meets the lending criteria of more than four lenders, we forward information from the qualification form to four lenders.

- Lender Evaluation and Response. Lenders evaluate and respond to the qualification forms that pass their filters. This response takes place on the LenderWeb or via automated interface technology that we have developed.

- Communication of Offer. Once a lender evaluates a qualification form, renders a decision, and responds with an offer, our system automatically notifies the consumer via e-mail and displays the offers on the website where the request originated. The e-mail contains instructions to return to the website and provides instructions directing the consumer to the Check Status page where consumers can view and compare the terms of each offer including: interest rate, closing costs, monthly payment amount, lender fees and other information.

- Offer Acceptance. The consumer has the ability to accept, reject or request more information about any particular loan offer. When the consumer selects one of these options, our system automatically notifies the chosen lender and the remainder of the process is conducted offline.

- Ongoing Consumer and Lender Support. We provide active email and telephone follow-up and support to both lenders and consumers during the loan transaction process. This follow-up and support is designed to provide technical support and increase overall satisfaction of the participants in our exchange, as well as increase the percentage of consumers who accept and close a loan from our lender network.

         OUR LENDINGTREE LENDING EXCHANGE CUSTOMERS

         Our network of lenders and real estate brokers are our customers. Our customers pay us fees for transmitted qualification forms, closed loans and closed real estate transactions. We do not charge consumers a fee to use our network services. The following table summarizes the number of customers we had providing each loan product or service on our network as of December 31, 2000:


                                                     NUMBER OF LOAN PROVIDERS OR
LOAN PRODUCTS AND SERVICES                              ISSUERS ON OUR NETWORK
--------------------------                           ---------------------------
Home Mortgage                                                     74
Home Equity                                                       61
Automobile Loans                                                  14
Credit Cards                                                      12
Personal Loans                                                     9

         OTHER LENDINGTREE NETWORK SERVICES

         In addition to our lending exchange products, we offer other services to our consumers:

- Real Estate Referrals. In addition to helping consumers secure a mortgage loan, we can refer customers to real estate agents in most states. As of December 31, 2000, we had relationships with approximately 625 real estate brokerages and over 7,000 real estate agents trained to support referrals that we supply.

- Other Products and Services. We also have other marketing arrangements with a variety of providers that offer home ownership and maintenance related products and services.

THE LENDINGTREE LEND-X TECHNOLOGY

         Lend-X is our online lending exchange technology that offers a fast, adaptable and reliable online lending solution for lenders and non-lenders alike, providing valuable access to our online lending exchange of more than 100 banks and lenders. We license our Lend-X technology to over 30 companies who create single and multi-lender lending exchanges using Lend-X on a private-label or co-branded basis to leverage their own lender relationships or those that we have established. We also perform limited brokerage services for some of our Lend-X technology customers. In these transactions, we typically receive a traditional basis point fee from the lender when a loan closes.

         Revenue from sales of Lend-X technology represented $0.1 million, or 33% of total revenue, $.9 million, or 12% of total revenue, and $3.3 million, or 11% of total revenue, in 1998, 1999 and 2000, respectively.

         In 2000, a single customer accounted for 71% of the Lend-X technology segment revenue and 7.7% of our total revenue. For the year ended December 31, 1999, two customers accounted for 49% and 45% of our Lend-X technology revenue, respectively. In 1998, one customer accounted for 83% of our Lend-X technology revenue.

         THE LEND-X PLATFORM

         The Lend-X technology platform is made up of six integrated components:

- BorrowerWeb. BorrowerWeb is Lend-X's consumer interface, the primary element of which is the qualification form. The qualification form is simple, easy to complete, and flexible to change over time. Advanced functionality includes Java-enabled tips for the consumer as he or she completes the form, links to calculators and worksheets to simplify form completion, and save-your-place functionality so the consumer can complete the form over multiple sessions.

- Filtering Process. The filters enable lenders to perform pre-qualification approvals and route potential borrowers to the appropriate business unit within their organization. The filtering process also allows a lender to refer certain consumers to financial institutions more likely to close a given loan.

- Loan Decisioning. Lend-X provides interfaces to the lenders' in-house evaluation and response systems. Lend-X also retrieves credit scores calculated from credit reports from any of the three major credit bureaus to facilitate loan decisioning. Additionally, in conjunction with the filtering process, Lend-X enables financial institutions to automatically provide conditional approvals of a consumer's loan request.

- Lender Web. The Lend-X LenderWeb is a password-protected extranet where lenders can manage their pipeline of loan requests. LenderWeb includes workflow functionality, communication tools to assist in customized responses to consumers, reporting and data warehouse access, status tracking and loan tracking throughout the closing process.

- StatusWeb. Lend-X includes a website where consumers can manage their interactions with lenders. With StatusWeb, consumers can view and compare loan offers, request more information from lenders, access calculators and loan information, view closing cost data, accept or reject loan offers and track the status of their loan file throughout the closing process.

- Gateway Functionality. The Lend-X gateway functionality facilitates data interfacing needs between multiple points of loan origination and multiple legacy systems that a lender may have. Websites that LendingTree can connect to a legacy system include lendingtree.com, a private-label website, competitor websites, and many others. This functionality enables lenders to receive and manage all of their Internet loan origination functions with one consistent interface.

         THE BENEFITS WE OFFER OUR LEND-X CLIENTS

         The benefits to our Lend-X clients include:

- Incremental Revenue. Lend-X offers lenders the ability to cross-sell lending products to a wider consumer base and non-lenders to utilize Lend-X and LendingTree's services to access a new market place.

- Lower Upfront Cost. The Lend-X proprietary technology results in lower upfront cost compared to developing a web-based lending exchange in-house. As companies seek to develop proprietary Internet capabilities, Lend-X can meet their needs in a more cost-effective and scalable manner.

- Reduced Technology Obsolescence. Lend-X is continually updated as new technologies develop. Companies that use Lend-X can take advantage of these improvements and maintain the latest technology.

- Multi-lender Capability. We believe that financial institutions will adopt a multi-lender approach over time. Lend-X facilitates transactions between financial institutions. A multi-lender approach not only increases consumer choice, but also provides additional transaction revenue to the Lend-X partner.

- Time to Market Advantage. Because our Lend-X product typically runs in an application service provider environment, a company can have a website up and running in as little as two weeks. This gives a valuable time-to-market advantage compared to other solutions.

- Robust, Scalable Technology. Lend-X clients need to process significant transaction volume. Lend-X was designed, and has proven its ability, to handle significant volume and a wide range of products.

- Access to Market Information. We provide Lend-X clients with access to a comprehensive data warehouse and real-time reporting capabilities. Additionally, we provide Lend-X clients with the benefits of our experience and knowledge of the Internet lending arena.

COMPETITION

         ONLINE LENDER NETWORK COMPETITION

         We believe that the primary competitive factors in the online financial services market are:

-        Pricing and breadth of product offering;

-        Time of market entry;

-        Brand awareness;

-        Variety, quantity, and quality of partners and online relationships;

-        Proprietary and scalable technology infrastructure;

-        Ease of use and convenience; and

- Strength of relationships and depth of technology integration with consumers.

         Our success depends upon capturing and maintaining a significant share of consumers who obtain loans through the Internet. In order to do this, we must continue to build on our first mover advantage, continue to increase brand awareness among consumers and lenders, expand our network of lenders, establish additional Lend-X relationships, and continually upgrade our technology. Many of our current competitors, however, have longer operating histories, larger customer bases, and significantly greater financial, technical, and marketing resources than we do. In addition, participants in other areas of the financial services industry may enter the consumer lending exchange.

         LEND-X COMPETITION

Competition for Lend-X generally falls into several categories:

- Traditional software companies and custom website development companies. Traditional software companies and custom website development companies, such as American Management Systems, Alltel, Cybertek, CMSI and iXL, among others, generally develop large-scale custom websites for financial institutions. These companies are clearly a competitive threat to us because of the in-depth relationships that these companies have already established. The benefit of these companies' products and services is that they are customized and developed specifically for a single institution. However, compared to Lend-X, these products and services require substantially longer lead times, cost significantly more money, do not have multi-lender linkage capability, and must be updated and changed as technologies advance.

- Multi-lender and Single-Lender Websites. Several companies, including Microsoft Home Advisor Technologies, E-Loan and MortgageIT, operate both a consumer-branded website and private-label technologies for portals and other points of origination. Companies like E-Loan and MortgageIT also process, close and fund mortgage loans. The benefits of single-lender models are that they can provide a branded offering quickly and, sometimes, cost-effectively. However, because the entities behind the single-lender models are also lenders, it is difficult for them to sell their product to companies that are also lenders since their potential customers are also their competitors.

- Emerging Internet Software Development Companies. Other companies, such as Expede, Framework, S-1, Digital Insight and Corrillion, are currently developing and marketing software to the financial services industry. These companies generally are focused at the front-end as customer relationship management, or CRM., software providers, or at the back-end as loan processing systems. Other companies are focused on other banking-related applications like bill payment and online banking. As these companies develop their existing products and as we add functionality to Lend-X, competition with these companies could emerge. We are combating this threat by making some of these companies our business partners and getting them to adopt the Lend-X technology for their user base. We have entered into reseller arrangements with S-1, Financial Fusion and HomeAccount network, and several other arrangements are in various stages of development.

BUSINESS DEVELOPMENT

         SALES AND CUSTOMER AND CONSUMER SERVICE

         Our lender sales force consists of three lender development teams that cover the following consumer loan categories: mortgage and home equity; automobile; and credit cards and personal loans. Each team targets and establishes relationships with lenders to achieve an adequate array of credit products to meet consumer demand. Additionally, a separate Lend-X sales force supports the lender sales effort and also targets non-lender clients. The Lend-X sales force is divided into the following industry teams to target specific client groups: top 100 lending institutions; mid-tier and small lending institutions; resellers; and non-lender financial institutions such as insurance companies. The lender and Lend-X client marketing objective is to support our sales efforts by increasing awareness of our lender network and Lend-X platform through trade advertising, public relations, and attendance at trade shows and industry conferences.

        ACCOUNT MANAGEMENT

         We strive to provide a high level of support and service to all of our business clients. Each client receives comprehensive training on the Lend-X technology as well as a dedicated support team following the sale. Additionally, a technical support hotline operates 24 hours a day, seven days per week to provide immediate answers for most technical problems. We have developed a best practices program that helps lenders, including both network lenders and Lend-X clients, achieve high levels of customer service and provide competitive product offerings. We believe that the most successful Internet lenders adhere to best practices that include the following:

- Use of dedicated in-house teams to monitor their online loan activities;
-        Rapid response to consumer credit requests;
-        Proactive solicitation of consumer feedback; and
-        Personalized service through outbound call centers.

         CUSTOMER SERVICE

         We employ a staff of customer service and technical support personnel who provide support to all of our key constituencies. They provide support via email and telephone. The responsibilities of the customer service and technical support personnel include:

- Responding to consumers' questions about the status of their credit request, how to use our website, and other frequently-asked questions.

- Acting as a liaison between consumers and lenders, to ensure consumers receive prompt service from lenders.

-        Acting as a facilitator for the consumer and real estate agent.

- Providing technical support to lender technical and systems questions 24 hours a day, seven days per week.

-        Providing technical support to Lend-X clients.


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

         MARKETING

Our principal marketing objectives are to build brand awareness and increase volume on our exchange. These efforts include offline advertising, online advertising and direct marketing. We also collect and analyze consumer data to enhance our consumer marketing programs, subject to compliance with our privacy policy.

         OFFLINE ADVERTISING

- Television Advertising. Our television advertising has proven to be an effective medium to drive both brand awareness and transaction volume. Utilizing network, spot, and cable television, we have created significant brand awareness of our brand promise of "When Banks Compete, You Win."

- Radio Advertising. Our radio advertising directly increases transaction volume on our website as well as consumer awareness of the LendingTree brand. Radio advertising, through a combination of network and spot buying, enables us to reach our target audience in a cost-effective manner both nationally and locally. We select our spot radio markets based on a variety of factors including population density, housing starts, Internet-enabled households, and overall home buying activity.

- Print Advertising. We have used print advertising in daily news publications as well as periodicals to support our brand awareness efforts. We will continue to explore use of the print medium to support more targeted advertising initiatives, such as vertical marketing, focusing on specific consumer groups.

         ONLINE ADVERTISING

- Online Advertising and Sponsorships. Online advertising and sponsorships play an important role in our overall effort to reach potential consumers. We focus on those websites having a high affinity to consumer lending, such as real estate, personal finance and automobile-related websites. We have also worked with major search engine companies such as Yahoo! to sponsor keywords such as "loans," and incorporated banner advertising into our online strategy to maximize consumer reach at relatively low cost.

- The LendingTree Affiliate Network. We have agreements with other websites that route consumers to www.lendingtree.com. We pay advertising fees to our affiliates in exchange for the placement of banner ads and links from their site to ours. Our affiliate program has been a cost-effective source of loan request volume.

         DIRECT MARKETING

         We believe that direct marketing is an effective means of increasing loan requests and closure rates, and a way to develop more sustainable relations with consumers. Our direct marketing initiatives have been executed through both offline and online channels, within the guidelines of our privacy policy. Our direct marketing initiatives include:


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

- Direct Email. We use email to encourage customers to visit our website, complete the loan request process, communicate with consumers throughout the lending process, offer additional product and service value and facilitate consumers' ability to obtain loans.

- Direct Mail. We use direct mail to compliment our online email efforts to build brand equity and increase overall transaction volume.

- Cross-Selling. We use cross-selling and other adaptive marketing activities to provide consumers the opportunity to purchase related products and services from our partners at various points in the LendingTree loan process. We recently added the cross-sell of real estate services to consumers in addition to existing cross-sell programs such as home, auto and credit card products.

TECHNOLOGY

         Our information technology infrastructure consists of a combination of custom-developed application software integrated with enterprise enabling applications. The infrastructure can be classified into three areas: Transaction Processing, Customer Relation ship Management and Business Intelligence.

- Transaction Processing. The high-volume, transaction processing infrastructure that enables our core business is Lend-X. The Lend-X technology infrastructure runs our exchange and powers our client's private-label and co-branded relationships. This technology was designed with an emphasis on scalability, performance, reliability, and security.

- Customer Relationship Management. We have consumers shopping for loans 24 hours a day. In order to support this demand, we have developed a sophisticated systems monitoring capability that tracks the performance and availability of the system. We have established procedures to minimize the likelihood of service interruptions, including periodic equipment and software testing, monitoring, and maintaining error records. We have also instituted and tested a contingency plan to limit the duration of any database or other software-related system failure.

- Business Intelligence. We use standard Microsoft languages and development tools such as Visual Basic and Active Server Pages. We also use C++ and Perl. We use Microsoft's SQL Server as our database engine and our website and database servers run on the Windows NT operating system. Communications to our website are protected with Secure Sockets Layer, an industry-standard protocol that provides data encryption, server authentication, and message integrity. Our website servers and database servers are protected by firewalls that separate them from the Internet. Our website is hosted by Digex at its facilities in Beltsville, Maryland and Cupertino, California. Digex operates with redundant communication lines, emergency power backup, and 24-hour monitoring and engineering support. Physical access to all of our servers at Digex is strictly controlled by a state-of-the-art physical security architecture utilizing multi-redundant mechanics, utilities, and environmental controls.


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

         The combination of our data warehouse, coupled with consumer relationship and contact management tools, will enable us to continue to maximize the value we can provide to our consumers. For more information regarding Lend-X functionality, see "The Lend-X Solution" section of this prospectus.

PRIVACY POLICY

         We believe that issues relating to privacy and use of personal information of Internet users are becoming increasingly important as the Internet and its commercial use grow. As a result, we have adopted a detailed privacy policy that outlines how we use consumer information and the extent to which lenders and other third parties may have access to this information. This policy is prominently noted on our website. We do not sell, license or rent any personally identifiable information about our consumers to any third party, and will use the information about its customers for internal purposes only.

         Generally, the privacy provisions of the recently-enacted Gramm-Leach-Bliley Act:

- Bar financial institutions from disclosing to unaffiliated third parties nonpublic personal information collected from consumers, subject to several exceptions;

- Require financial institutions to develop and disclose consumer privacy policies;

- Empower federal regulators with the authority to regulate information sharing and enforce the provisions of the law; and

-        Allow states to pass stricter financial privacy laws.

         Compliance with the Gramm-Leach-Bliley Act will be mandatory on July 1, 2001. We will be required to amend our privacy policy and implement new procedures to make privacy disclosures to consumers and provide them the opportunity to elect not to have their non-public personal information disclosed to third parties. We are currently addressing these issues. In addition, we are working with our lenders to assist them in complying with their obligations, to the extent possible, through our website.

GOVERNMENT REGULATION

         The loan products and real estate agent referral services available through our website are subject to extensive regulation by various federal and state governmental authorities. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our business, and considering our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with applicable federal and state laws and regulations. Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities may result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts without compensation, loss of exempt status, indemnification liability to lenders and others doing business with us, administrative


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

enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability.

         Many, but not all, states require licenses to solicit or broker to residents of those states, loans secured by residential mortgages, and other consumer loans, including credit card, automobile and personal loans. We are not currently licensed and able to accept credit requests for all loan products in every state. We are not currently accepting credit requests for loan products from residents of states in which we are not licensed to provide those products. In many of the states in which we are licensed, we are subject to examination by regulators. In addition, as a result of the HomeSpace transaction, we are required to obtain real estate broker licenses, additional mortgage broker licenses and individual call center personnel licenses in numerous states. Failure to obtain these licenses and approvals could prevent us from receiving fees from the real estate agent referral and mortgage services programs we offer and may subject us to the types of fines, forfeitures and litigation discussed above.

         As a computer loan origination system or mortgage broker conducting business through the Internet, we face an additional level of regulatory risk given that most of the laws governing lending transactions have not been substantially revised or updated to fully accommodate electronic commerce. Until these laws, rules and regulations are revised to clarify their applicability to transactions conducted through electronic commerce, any company providing loan-related services through the Internet or other means of electronic commerce will face compliance uncertainty. Federal law, for example, generally prohibits the payment or receipt of referral fees in connection with residential mortgage loan transactions. The applicability of referral fee prohibitions to the advertising, marketing, distribution and cyberspace rental arrangements used by online companies like ours may have the effect of reducing the types and amounts of fees that we may charge or pay in connection with real estate-secured products.

         Regulations promulgated by some states may impose compliance obligations on any person who acquires 10% or more of our common stock, including requiring that person to periodically file financial and other personal and business information. If any person acquires 10% or more of our common stock and refuses or fails to comply with these requirements, we may not be able to obtain a license and existing licensing arrangements in particular states may be jeopardized.

         The parties conducting business with us, such as lenders and other website operators, may similarly be subject to federal and state regulation. These parties act as independent contractors and not as our agents in their solicitations and transactions with consumers. Consequently, we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a lender or other website operator to comply with these laws or regulations could result in, among other things, claims of vicarious liability or a negative impact on the our reputation.

         In addition to licensing requirements, federal and state laws regulate residential lending activities and record keeping requirements of brokers and lenders. At the federal level, our services are regulated by, among other laws, the Truth in Lending Act


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

and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, federal privacy laws, and the Real Estate Settlement Procedures Act and Regulation X. These laws generally regulate the manner in which loan services are made available, including advertising and other consumer disclosures, payments for services, record keeping requirements, and the privacy and reporting of consumer data. State and federal laws also prohibit unfair and deceptive trade practices and require companies to adopt appropriate policies and practices to protect consumer privacy.

         Under the Truth in Lending Act, creditors are required to provide consumers with uniform, understandable information concerning some of the terms and conditions of loan and credit transactions being offered, which may include disclosures in advertising. This particular federal law is generally applicable to lenders and applies to us primarily in the context of advertising.

         The Equal Credit Opportunity Act prohibits discrimination against applicants on the basis of race, color, sex, age, religion, national origin, or marital status, and the Fair Housing Act similarly prohibits discrimination in residential lending. The regulations under the Equal Credit Opportunity Act also restrict creditors from requesting various types of information from loan applicants and require lenders to supply applicants with a notice, referred to as an adverse action notice, when the lender denies its applicants credit. Our lenders are generally obligated to provide the required disclosures. While the applicability of these disclosure requirements to us is unclear, we nevertheless provide such disclosures to consumers in the event that a qualification form cannot be transmitted to any lender.

         The Fair Credit Reporting Act is a consumer privacy statute that generally governs the assemblage, evaluation, maintenance, and dissemination of information on consumers that has been collected for the purpose of evaluating their qualifications for credit. The Fair Credit Reporting Act also requires that users of consumer credit reports notify consumers when their loan applications are denied on the basis of those consumer credit reports. In addition, recent consumer privacy legislation enacted as part of the Gramm-Leach-Bliley Act will restrict the dissemination of nonpublic consumer information to non-affiliated third parties and will require institutions to maintain privacy policies, and give notice of such policies, when compliance with the law becomes mandatory on July 1, 2001. As a regulated financial institution for purposes of this law, we are currently addressing these issues.

         The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender. RESPA and the related regulations also prohibit fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, including mortgage brokerage and lending services. Notwithstanding these prohibitions, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods, facilities or services provided. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, cease and desist orders and civil and criminal liability.


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

         The mortgage and home equity products offered through our exchange are residential real estate secured loans subject to these provisions of RESPA. Consequently, our online relationships with lenders, other companies and websites on which we offer services are subject to RESPA's prohibitions on payment or receipt of referral fees for referrals and for unearned fees or fee splits. We believe that we have structured these relationships to comply with RESPA. The applicability of RESPA's referral fee and fee splitting prohibitions to these types of Internet-based relationships, however, is unclear and the appropriate regulatory agency has provided limited guidance to date on the subject. See the section of this prospectus entitled "Risk Factors" for more information.

COPYRIGHTS, TRADEMARKS, PATENTS AND LICENSES

         We regard our intellectual property as critical to our success. We rely on a combination of trademark and copyright law, and trade secret protection to protect our proprietary rights. We pursue the protection of our intellectual property in part through trademark and copyright registration. We have registered "LendingTree" as a trademark in the United States and have applied for trademark registration in the United States for "Lend-X." In addition, in connection with the HomeSpace transaction, we were assigned applications for registration of marks for "HomeSpace," acquired certain patent applications from HomeSpace, and were assigned other pending trademark registrations associated with HomeSpace, Inc. We consider the protection of our trademarks to be important for maintenance of our brand identity and reputation. We have applied for a U.S. patent and filed a Patent Cooperation Treaty international patent application on our Lend-X technology and our online loan market process. We cannot assure you that any of these registrations or applications will not be successfully challenged by others or invalidated through administrative process or litigation. Further, if our trademark applications are not approved or granted due to the prior issuance of trademarks to third parties or for other reasons, there can be no assurance that we would be able to enter into arrangements with such third parties on commercially reasonable terms allowing us to continue to use such trademarks. It is possible that our patent applications will be denied or granted in a very limited manner such that they offer little or no basis for us to deter competitors from employing similar technology or processes or allow us to defend ourselves against third-party claims of patent infringement. Further, effective patent, trademark, copyright, and trade secret protection may not be available in every country in which we may offer our services.

         A substantial portion of our intellectual property is licensed to third parties. We license the right to use Lend-X to well-known regional and national lenders, other online companies that create online exchanges, and other websites providing lending services. In addition, a portion of the intellectual property used in our business is based on licenses granted to us by third parties. We depend on the third party owners from whom we license intellectual property and technology to protect those rights, and therefore, cannot guarantee that the measures taken by these third parties to protect their proprietary rights will be sufficient. In these agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed property infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims.


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

         In addition, we seek to protect our proprietary rights through the use of confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, Lend-X licensees, and others. We cannot assure you that these agreements will provide adequate protection for our proprietary rights in the event of any unauthorized use or disclosure, that employees, our affiliates, clients, Lend-X licensees, or others will maintain the confidentiality of such proprietary information, or that such proprietary information will not otherwise become known, or be independently developed, by competitors. Occasionally, we have been, and expect to continue to be, subject to claims in the ordinary course of our business, including claims alleging that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to a third party. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations, and financial condition.

EMPLOYEES AND RECRUITMENT

         As of March 31, 2001, we had approximately 220 full-time employees.
Of these, 50 were in lender and borrower relations, 41 were in sales, marketing and business development, 84 were in technology and project management, 22 were in financial and legal, and the remainder were in human resources and administrative positions. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

         Our principal executive offices are currently located in approximately 38,000 square feet of office space in Charlotte, North Carolina under a lease that expires in 2010.

LEGAL PROCEEDINGS

         We have been named as one of a number of defendants in a putative class action law suit originally filed on September 7, 2000 in California Superior Court in Contra Costa, California. This action for injunctive relief and class action restitution was filed under Cal. Bus. Prof. Code sections 17200 and 17500. The lawsuit was removed to federal court on October 13, 2000, and was caption Ainsworth, et al, V. Ohio Savings Bank, et at., Case No. 300-CV-3786 (N.D. Cal.). The lawsuit was remanded to California Superior Court in Contra Costa, California on January 12, 2001, Case No. MS C00-03812, and is pending there. The other defendants named in the action are Ohio Savings Bank, Costco Wholesale Corp., Costco Financial Services Inc., First American Title Insurance Company and First American Lenders Advantage. Plaintiff have sought limited discovery from us and we in the process of complying with plaintiffs' discovery request.

         This case challenges the legality of the payment of premium spreads to HomeSpace Services, Inc. through an affinity lending program with co-defendants Costco Wholesale and Ohio Savings Bank. We acquired certain assets of HomeSpace through an asset purchase on August 2, 2000. We intent to file a motion for summary judgement in the case on the grounds


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

that we are not liable for the actions of HomeSpace by virtue of our purchase of its assets. Plaintiffs also assert that we are paid yield spread premiums as part of the Costco relationship, and seek to enjoin our receipt of such payments in the future and to require certain additional disclosures and consents from borrowers. We do not receive any premium payments, and do not anticipate receiving any premium payments in the future. We believe that it is too early to make any judgements concerning the likelihood of an unfavorable outcome or to make any further assessment of the amount or range of possible loss in this action, since the complaint primarily challenges the actions of HomeSpace for actions taken prior to our purchase of certain assets of HomeSpace, we have not yet moved for summary judgement and the case has not progressed. We believe that it would be incorrect for a Court to hold us liable for the actions of HomeSpace, but such an outcome is possible. Moreover, plaintiffs' claims as to requiring additional disclosures and consents in connection with the Costco program loans are still in the process of being articulated at this stage of the case. We do note that the disclosure and consent claims appear to be raised primarily as the basis for injunctive relief, not for relief in damages.

         We have retained counsel and are vigorously defending against these claims. Although there can be no assurances, we do not believe that the outcome of any proceeding will have a material effect on our financial condition, cash flows or results of operations.

         We recently were the subject of a routine examination conducted by the New York State Banking Department, or NYSBD. At the close of the examination, during the exit interview, NYSBD examiners verbally raised an issue as to whether we are obligated to make certain mortgage broker disclosures to consumers under New York state law. As of this date, NYSBD has not instituted any investigation or enforcement action. We could face a possible administrative fine, penalty or both. We believe that the NYSBD regulation which triggers the disclosures in question is inapplicable to us. We intend to work with the NYSBD to clarify the application of its regulations to our activities, and, if necessary, to contest any fine or penalty. Although there can be no assurances, we do not believe that the outcome of any proceeding will have a material effect on our financial condition or the results of our operations.

         We are involved in other litigation from time to time that is routine in nature and incidental to the conduct of our business. We believe that the outcome of any such litigation would not have a material adverse effect on our financial condition or results of operations.


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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding our executive officers and directors as of March 31, 2001.

     NAME                   AGE                             POSITION
     ----                   ---                             --------
Douglas Lebda                31        Chief Executive Officer and Director

Keith Hall                   47        Senior Vice President, Chief Financial Officer and
                                       Treasurer

Thomas Reddin                40        Senior Vice President and Chief Operating Officer

David Anderson               35        Senior Vice President of New Business Initiatives

Richard Stiegler             44        Senior Vice President and Chief Technology Officer

Stephen J. Campbell          36        Senior Vice President and Chief Information Officer

Richard Field                60        Director

W. James Tozer, Jr.          60        Director

James Carthaus               60        Director

Robert Kennedy               65        Director

Daniel Lieber                38        Director

Robert Spass                 45        Director

Dale Gibbons                 40        Director

DIRECTORS

         Our certificate of incorporation divides our board into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2001, the successors to the directors whose terms expire at that meeting will be elected to serve until their successors have been elected and qualified. With respect to each class, a director's term will be subject to the election and qualification of his successors, or his earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant director ships, may delay a stockholder from removing incumbent directors simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

         Listed below are the names and ages of all of our current directors, the business experience during the past five years of each such person, and any other directorships held by


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

such person in companies that are subject to the reporting requirements of the Securities Exchange Act of 1934 or in any company registered as an investment company under the Investment Company Act of 1940. Each of the following directors has served continuously as a director since the year in which he was first elected as a director. None of the following persons serves as a director pursuant to any arrangement or understanding between him and any other person(s). However, in connection with the 8% convertible preferred stock transaction in March 2001, we expanded our board from seven to eight members and, at the request of Zions Bancorporation, we appointed Dale Gibbons to fill the new board position.

               CLASS I -- TERM EXPIRING AT THE 2001 ANNUAL MEETING

         RICHARD FIELD has been a director since August 1997. Mr. Field has been a private investor since May 1997. From 1978 until 1997, Mr. Field worked at The Bank of New York in various capacities, most recently as Senior Executive Vice President of Retail Banking and a member of its Policy Committee. Prior to 1978, Mr. Field served in various marketing capacities at Chase Manhattan Corporation and Citicorp. Mr. Field is also a former member of the Executive Committee for MasterCard International's board of directors and the former Chairman of MasterCard's U.S. board of directors.

         W. JAMES TOZER, JR. has been a director since August 1997. Since 1990, Mr. Tozer has been the Managing Director of Vectra Management Group, a real estate firm. He is a former Senior Vice President of Citibank and a member of its Policy Committee, Senior Executive Vice President of Shearson Hayden Stone, Senior Executive Vice President of Marine Midland Bank, and President of Prudential-Bache Securities. Until its sale in January 2001, he was Chairman of the Executive Committee of Draper Bank and Trust and was co-founder of Vectra Bank of Colorado.

              CLASS II -- TERM EXPIRING AT THE 2002 ANNUAL MEETING

         JAMES CARTHAUS has been a director since December 1998 and is Chairman of LendingTree's Compensation Committee. Since 1989, Mr. Carthaus has been the chairman of a New York investment bank, Scott-Macon, Ltd. He is a former officer of Citibank, a Vice President and Senior Lending Officer of a predecessor of FleetBoston Financial and an Executive Vice President and director of Shearson Lehman Brothers where he headed its financial services division. Mr. Carthaus is currently a director and Chairman of the Investment Committee of The Franciscan Sisters of The Poor Foundation, Inc.

         ROBERT KENNEDY has been a director since December 1998. Mr. Kennedy has been the Director of Special Projects of ULLICO, Inc. since 1994. Mr. Kennedy is currently a director of SuperShuttle International, Inc. and is a member of the Advisory Board of Euclid Funds.

         DANIEL LIEBER has been a director since September 1999. Mr. Lieber is a partner at Equifin Capital Management, an investment firm affiliated with Capital Z, where he has worked since October 1998. Prior to joining Equifin, Mr. Lieber was a Senior Vice President at AT&T Capital. From 1995 to 1997, Mr. Lieber was a Senior Vice President with GE Capital Services, RFS Ventures Group. Between 1993 and 1995, he was employed as a Vice President in the Management Consulting Group at Bankers Trust.

              CLASS III -- TERM EXPIRING AT THE 2003 ANNUAL MEETING

         DOUGLAS LEBDA founded LendingTree in June 1996 and has served as a director since that time. He has served as Chief Executive Officer since September 1998. Prior to that time, Mr. Lebda served as Chairman of the Board and President. Prior to founding LendingTree, Mr. Lebda was with Price Waterhouse in various capacities since 1992.

         ROBERT SPASS has been a director since April 2001. He has been Deputy Chairman of the Board and director of Capital Z Management, L.L.C. and affiliated companies from 1998 to the present. Mr. Spass has also been a Partner of Capital Z since 1998 and Managing Partner of Insurance Partners Advisors I, L.P., since 1994. Prior to joining Insurance Partners Advisors I, L.P., Mr. Spass was President and Chief Executive Officer of International Insurance Advisors, Inc. from 1990 to 1994. Mr. Spass is a director of Superior National Insurance Group, Inc. and certain subsidiaries, Ceres Group, Inc., Universal American Financial Corporation, USI Insurance Services, Corp., Highlands Insurance Group, Inc., and Aames Financial, Corp.

         DALE GIBBONS has been a director since March 2001, when he was elected in connection with the closing of the issuance and sale of our 8% convertible preferred stock. Mr. Gibbons has been the Chief Financial Officer of Zions Bancorporation since August 1996. Prior to joining Zions Bancorporation, Mr. Gibbons was a Senior Vice President of First Interstate Bancorp.

BOARD COMMITTEES

         The board of directors has a compensation committee that is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans. The members of the compensation committee are James Carthaus, chairman, and Robert Spass.

         The board of directors has an audit committee that provides assistance to our board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving our accounting, auditing, financial reporting and internal controls and legal compliance concerns. The board's audit committee currently consists of Robert Kennedy, chairman, Richard Field and Daniel Lieber.

DIRECTOR COMPENSATION

         Members of our board of directors are not paid director fees for their attendance at meetings of the board or any of its committees. All of our non-employee directors are reimbursed for out-of-pocket expenses incurred in connection with their attendance at board of directors or committee meetings. Under our 2001 Stock Incentive Plan, each non-employee director that beneficially owns less than 5% of our voting power will automatically be granted a non-qualified stock option for 15,000 shares upon his or her initial election to the board, and a non-qualified stock option for 5,000 shares immediately following each annual stockholders


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

meeting. The terms of such options are set forth in more detail below in the section of this prospectus entitled "Stock Plans-2001 Stock Incentive Plan."

         Our directors are eligible to participate in a deferred compensation program whereby a director may defer the income from any director's fees paid, and from the exercise of stock options. Under that plan, in the event of a change in control, we will be required to fund a so-called rabbi trust sufficient to pay the deferred compensation.

EXECUTIVE OFFICERS

         Certain information regarding our executive officers is set forth below:

         DOUGLAS LEBDA has served as a director since June 1996 and as Chief Executive Officer since September 1998. Additional information about Mr. Lebda can be found above under the caption "Class III Directors--Term Expiring at the 2003 Annual Meeting."

         THOMAS REDDIN is Senior Vice President and Chief Operating Officer. From 1995 to 1999, he was Vice President, Consumer Marketing for Coca-Cola USA. Mr. Reddin was responsible for leading the strategy and all marketing activities for Coca-Cola. Prior to joining The Coca-Cola Company, Mr. Reddin spent 13 years with Kraft General Foods in various brand management capacities. Mr. Reddin joined LendingTree in December 1999.

         KEITH HALL is Senior Vice President, Chief Financial Officer and Treasurer. From 1997 until 1999, Mr. Hall was the Chief Financial Officer of Broadway & Seymour, Inc., a software product and services firm. Beginning in 1995, Mr. Hall was the Chief Financial Officer of Legent Corporation, a software and services company. Between 1983 and 1995 Mr. Hall worked in various financial positions at United Technologies Corporation, including Chief Financial Officer of Carrier North America. Mr. Hall has been with LendingTree since June 1999.

         RICHARD STIEGLER is Senior Vice President and Chief Technology Officer. From 1993 until 1997, Mr. Stiegler served as vice president of Advanced Technology at Greenwich Capital Markets. From 1987 until 1993, Mr. Stiegler was a Vice President at Morgan Stanley. Mr. Stiegler has been with LendingTree since November 1997.

         STEPHEN CAMPBELL is Senior Vice President and Chief Information Officer. From 1987 until November 1999, Mr. Campbell worked in various capacities with American Management Systems Inc., an international business and information technology consulting company, most recently as the director of Software Development for the Consumer Financial Services Group. Mr. Campbell has been with LendingTree since November 1999.

EXECUTIVE COMPENSATION

         The following table sets forth certain summary information concerning compensation paid or accrued by us for services rendered in all capacities during the fiscal years ended December 31, 1998, 1999 and 2000 for our President and Chief Executive Officer, and each of our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for the year ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                                                      LONG TERM
                                                                      ANNUAL COMPENSATION                            COMPENSATION
                                              --------------------------------------------------------------         ------------
                                                                                                   OTHER
                                                                                                   ANNUAL             SECURITIES
                                                                                                COMPENSATION          UNDERLYING
NAME AND PRINCIPAL POSITION                   YEAR          SALARY ($)        BONUS ($)             ($)               OPTIONS (#)
---------------------------                   ----          ---------         ---------         ------------          -----------
Douglas Lebda                                 2000           258,000           135,000            228,383 (1)           418,749
  Chief Executive Officer                     1999           154,000           100,000                 (2)              190,500
                                              1998            65,000                --             28,000                76,200

Thomas Reddin                                 2000           218,000           141,000                 (2)               65,000
  Senior Vice President and                   1999            11,000            65,000                 (2)               28,749
  Chief Operating Officer(3)                  1998                --                --                 --                    --

Keith Hall                                    2000           179,000           161,000             32,693 (4)            73,100
  Senior Vice President,                      1999            79,000            62,500                 (2)              114,300
  Chief Financial Officer                     1998                --                --                 --                    --
  and Treasurer(5)

Rick Stiegler                                 2000           191,000           100,000                 (2)               88,099
  Senior Vice President and                   1999           120,000           122,000                 (2)                   --
  Chief Technology Officer                    1998           141,000           139,000             90,000                25,400

Stephen Campbell                              2000           186,000           117,000                 --               113,574
  Senior Vice President and                   1999            17,000            25,000                 --                28,575
  Chief Information Officer(6)                1998                --                --                 --                    --

---------------

(1) Consists of an income tax gross-up paid to Mr. Lebda in connection with his exercise of non-qualified stock options to purchase 168,134 shares of our common stock. Excludes the amount realized by Mr. Lebda upon the exercise of such stock options. See "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values" and "Certain Relationships and Related Party Transactions - Officer Loans."
(2) Such Named Executive Officer did not receive perquisites during the listed year in excess of 10% of his annual salary and bonus for such year.
(3)      Mr. Reddin joined LendingTree in December 1999.
(4) Consists of an income tax gross-up paid to Mr. Hall in connection with his exercise of a non-qualified stock option to purchase 12,260 shares of our common stock. Excludes the amount realized by Mr. Hall upon the


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

         exercise of such stock option. See "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values" and "Certain Relationships and Related Party Transactions - Officer Loans."
(5)      Mr. Hall joined LendingTree in June 1999.
(6)      Mr. Campbell joined LendingTree in November 1999.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

         The following table summarizes the stock options and warrants granted during the fiscal year ended December 31, 2000 to each of our executive officers named in the Summary Compensation table above and the potential realizable value of each grant of options assuming annualized appreciation in our common stock at the rate of 5% and 10% over the term of the option.


                                            PERCENT
                                            OF TOTAL                                                   POTENTIAL REALIZABLE
                                            OPTIONS/                                                     VALUE AT ASSUMED
                          NUMBER OF           SARS                                                         ANNUAL RATES OF STOCK
                         SECURITIES        GRANTED TO        EXERCISE                                 PRICE APPRECIATION FOR
                         UNDERLYING         EMPLOYEES        OR BASE                                        OPTION TERM
                        OPTIONS/SARS        IN FISCAL         PRICE           EXPIRATION            ----------------------------
     NAME               GRANTED(#)(1)         YEAR            ($/SH)             DATE                5%($)               10%($)
     ----               -------------      ----------        --------         ----------            -------            ---------
Douglas  Lebda           158,749 (2)          5.3%             9.25             1/07/10             923,487            2,340,296

                         100,000 (3)          3.4%            12.00             2/15/10             754,675            1,912,491

                         160,000 (4)          5.4%             2.80            12/06/10             281,242              712,722

Thomas Reddin             65,000 (5)          2.2%             2.80            12/06/10             114,254              289,543

Keith Hall                38,100 (6)          1.3%             9.25             1/07/10             221,638              561,675

                          35,000 (7)          1.2%             2.80            12/06/10              61,522              155,908

Rick Stiegler             38,099 (8)          1.3%             9.25             1/07/10             221,632              561,660

                          50,000 (9)          1.7%             2.80            12/06/10              87,888              222,726

Stephen Campbell          28,574 (10)         1.0%             9.25             1/07/10             166,223              421,241

                          50,000 (11)         1.7%             5.97             4/17/10             187,678              475,613

                          35,000 (12)         1.2%             2.80            12/06/10              61,522              155,908
                         ------------        ----              ----            --------             -------            ---------

---------------
(1) Each option vests in four equal annual installments beginning on the first anniversary of the date of grant.

(2) 13,752 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(3) All of the shares covered by the option will be subject to the rules for nonqualified stock options.

(4) 77 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(5) 16,289 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(6) 9,525 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(7) 4,350 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(8) 35,059 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(9) 12,786 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(10) 26,799 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(11) 5,699 of the shares covered by the option will be eligible for incentive stock option treatment, and the remainder of the shares will be subject to the rules for nonqualified stock options.

(12) All of the shares covered by the option will be subject to the rules for nonqualified stock options.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

         The following table summarizes the stock options and warrants exercised during the fiscal year ended December 31, 2000 to each of our executive officers named in the Summary Compensation Table above.

                                                            NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED IN-THE-
                                                               UNEXERCISED OPTIONS/SARS                 MONEY OPTIONS/SARS
                                                                  AT FISCAL YEAR-END                    AT FISCAL YEAR-END
                    SHARES ACQUIRED         VALUE
   NAME             ON EXERCISE (#)      REALIZED ($)     EXERCISABLE (#)   UNEXERCISABLE (#)  EXCERCISABLE ($)  UNEXERCISABLE ($)
   ----             ---------------      ------------     ---------------   -----------------  ----------------  -----------------
Douglas Lebda           168,134            481,617            134,141            480,865            44,101              0
Tom Reddin                   --                 --             71,436            279,313                 0              0
Keith Hall               12,260             67,307             20,863            154,276                 0              0
Rick Stiegler                --                 --             55,033             96,566            24,079              0
Steve Campbell               --                 --              7,143            135,006                 0              0

STOCK PLANS

         1997 STOCK OPTION PLAN

         On January 15, 1997, we adopted the 1997 Stock Option Plan of LendingTree, Inc., effective as of the same date. The purpose of the plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and to contribute to our growth and financial success and enabling us to attract, retain, and reward the best available persons for positions of substantial responsibility.

         General. A maximum of 1,377,950 shares of common stock is reserved for issuance under the plan, subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, stock split, merger, consolidation, combination, share repurchase or exchange, or other similar corporate transaction or event. If an option granted under the plan expires or is terminated for any reason without being exercised, the shares of common stock underlying the grant will again be available for purposes of the plan.

         Administration. The plan is administered by the compensation committee of the board of directors. The compensation committee has full authority to determine the persons to whom options will be granted, the type of options to be granted, the number of shares to be made subject to options, the exercise price and other terms and conditions of the options, and to interpret the plan and prescribe, amend and rescind rules and regulations relating to the plan. Members of the compensation committee who are either eligible for awards of stock options or have been given stock options may vote on any matters affecting the administration of the plan or the grant of options pursuant to the plan, except that no such member may act upon the granting of an option to himself or herself.

         Grants. Options granted under the plan may be either "incentive stock options," as such term is defined in Section 422 of the Internal Revenue Code, or non-qualified stock options.

         Eligibility. Options may be granted under the plan to employees, directors, including directors who are not employees, and consultants, as selected by the compensation committee.

         Terms and Conditions of Options. The exercise price of a stock option granted under the plan was determined by the compensation committee at the time the option was granted, and the exercise price of an incentive stock option is not less than the fair market value per share of common stock on the date of grant. Stock options are exercisable at the times and upon the conditions that the compensation committee has determined, as reflected in the applicable option agreement. The exercise period may not exceed 10 years from the date of grant.

         Unless earlier terminated pursuant to the provisions of the plan or the grant agreement, options will terminate in their entirety, whether vested in whole or in part, three years after the date the grantee is no longer employed by or providing services to us for any reason other than death, disability or retirement. If a grantee's employment or service terminates for cause, all options held by the grantee will terminate upon termination. In the event that the employment or service of a grantee terminates as a result of death, disability or retirement, all options that are not exercisable at the time of termination will terminate and all options that are exercisable at the time of termination may be exercised for a period of three years immediately following termination, but in no case after the options expire in accordance with their terms.

         In the event of a proposed change in control, the compensation committee may:

(6)      accelerate or change the exercise dates of any option;

(7) make arrangements with grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option; and

(8) in any case where equity securities other than our common stock are proposed to be delivered in exchange for or with respect to our common stock, make arrangements providing that any option may become one or more options with respect to such other securities.

         In the event a change in control occurs, the vesting of any option that is time-based only will be accelerated so that the unvested time-based portion of the option will become 50% vested and exercisable.

         In the event we dissolve or liquidate, other than pursuant to a plan of merger or reorganization, then notwithstanding any restrictions on exercise set forth in the plan or any option agreement:

(9) grantees will have the right to exercise their options at any time up to 10 days prior to the effective date of the liquidation or dissolution, after which time all options will expire; and

(10) the compensation committee may make arrangements with the grantees for the payment to them of appropriate consideration for the cancellation and surrender of any option that is canceled or surrendered at any time up to 10 days prior to the effective date of the liquidation or dissolution.

         1998 STOCK OPTION PLAN

         On February 3, 1998, we adopted the 1998 Stock Option Plan of LendingTree, Inc., effective as of the same date. The purpose of the plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and to contribute to our growth and financial success and enabling us to attract, retain and reward the best available persons for positions of substantial responsibility.

         General. A maximum of 1,377,950 shares of common stock is reserved for issuance under the plan, subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, stock split, merger, consolidation, combination, share repurchase or exchange, or other similar corporate transaction or event. If an option granted under the plan expires or is terminated for any reason without being exercised, the shares of common stock underlying such grant will again be available for purposes of the plan. It is currently anticipated that no further grants will be made under this plan.

         Administration. The plan is administered by the compensation committee of the board of directors. The compensation committee has full authority, subject to the provisions of the plan, among other things, to determine the persons to whom options will be granted, the type of options to be granted, the number of shares to be made subject to options, the exercise price and other terms and conditions of the options, and to interpret the plan and prescribe, amend and rescind rules and regulations relating to the plan. Members of the compensation committee who are either eligible for awards of stock options or have been given stock options may vote on any matters affecting the administration of the plan or the grant of options pursuant to the plan, except that no such member may act upon the granting of an option to himself or herself.

         Grants. Options granted under the plan may be either "incentive stock options," as such term is defined in Section 422 of the Internal Revenue Code, or non-qualified stock options.

         Eligibility. Options may be granted under the plan to employees, directors, including directors who are not employees, and consultants, as selected by the compensation committee.

         Terms and Conditions of Options. The exercise price of a stock option granted under the plan was determined by the compensation committee at the time the option was granted, and the exercise price of an incentive stock option was not less than the fair market value per share of common stock on the date of grant. Stock options are exercisable at the times and upon the conditions that the compensation committee has determined, as reflected in the applicable option agreement. The exercise period may not exceed 10 years from the date of grant.

         Unless earlier terminated pursuant to the provisions of the plan or the grant agreement, options will terminate in their entirety, whether vested in whole or in part, three years after the date the grantee is no longer employed by or providing services to us for any reason other than death, disability or retirement. If a grantee's employment or service terminates for cause, all options held by the grantee will terminate upon termination. In the event that the employment or service of a grantee terminates as a result of death, disability or retirement all options that are not exercisable at the time of termination will terminate and all options that are exercisable at the time of termination may be exercised for a period of three years immediately following termination but in no case after the options expire in accordance with their terms.

         In the event of a proposed change in control, the compensation committee may:

(11)     accelerate or change the exercise dates of any option;

(12) make arrangements with grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option; and

(13) in any case where equity securities other than our common stock are proposed to be delivered in exchange for or with respect to our common stock, make arrangements providing that any option may become one or more options with respect to such other securities.

         In the event a change in control occurs, the vesting of any option that is time-based only will be accelerated so that the unvested time-based portion of the option will become 50% vested and exercisable.

         In the event we dissolve or liquidate, other than pursuant to a plan of merger or reorganization, then notwithstanding any restrictions on exercise set forth in the plan or any option agreement:

(14) 10 days prior to the effective date of such liquidation and dissolution, after which time all options will expire; and

(15) the compensation committee may make arrangements with the grantees for the payment to them of appropriate consideration for the cancellation and surrender of any option that is canceled or surrendered at any time up to 10 days prior to the effective date of such liquidation and dissolution.

         AMENDED AND RESTATED 1999 STOCK INCENTIVE PLAN

         On September 21, 1999 we adopted the 1999 Stock Option Plan of LendingTree, Inc., effective as of the same date. On January 21, 2000, we amended and restated that plan, which was renamed the Amended and Restated 1999 Stock Incentive Plan of LendingTree, Inc., effective as of the same date. The purpose of the plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and to contribute to our growth and financial success and by enabling us to attract, retain and reward the best available persons for positions of substantial responsibility.

         General. A maximum of 2,286,000 shares of common stock has been reserved for issuance under the plan, subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, stock split, merger, consolidation, combination, share repurchase or exchange, or other similar corporate transaction or event. If an award granted under the plan expires or is terminated for any reason, the shares of common stock underlying the award will again be available for purposes of the plan.

         Types of Awards. The following awards may be granted under the plan:

         (16) stock options, including incentive stock options and nonqualified stock options;

         (17)     restricted stock;

         (18)     phantom stock;

         (19)     stock bonuses; and

         (20)     other stock-based awards.

         Administration. The plan is administered by the compensation committee of the board of directors. The compensation committee has full authority, subject to the provisions of the plan, among other things, to determine the persons to whom awards will be granted, to determine the type of award to be granted, the number of shares to be made subject to awards, the exercise price and other terms and conditions of the awards, and to interpret the plan and prescribe, amend and rescind rules and regulations relating to the plan. The board of directors or the compensation committee may delegate to any of our senior management the authority to make grants of awards to our employees who are not executive officers or directors of LendingTree.

         Eligibility. Awards may be granted under the plan to employees, directors, including directors who are not employees, and consultants of LendingTree or any of our affiliates, as selected by the committee.

         Terms and Conditions of Options. Stock options may be either "incentive stock options," as that term is defined in Section 422 of the Internal Revenue Code, or nonqualified stock options. The exercise price of a stock option granted under the plan is determined by the compensation committee at the time the option is granted, but the exercise price of an incentive stock option may not be less than the fair market value per share of common stock on the date of grant. Stock options are exercisable at the times and upon the conditions that the compensation committee may determine, as reflected in the applicable option agreement. The exercise period will be determined by the compensation committee, but in the case of an incentive stock option, generally, the exercise period may not exceed 10 years from the date of grant.

         The option exercise price must be paid in full at the time of exercise, and may be payable by one or more of the following methods:

         (21)     in cash or cash equivalents;

         (22) the surrender of previously acquired shares of common stock that have been held by the participant for at least six months prior to the date of surrender;

         (23) if so determined by the compensation committee as of the grant date, authorization for LendingTree to withhold a number of shares otherwise payable pursuant to the exercise of an option; or

         (24) through a broker cashless exercise procedure approved by LendingTree.

         The compensation committee may, in its sole discretion, authorize LendingTree to make or guarantee loans to a participant to assist the participant in exercising options.

         The compensation committee may provide at the time of grant of an option that the participant may elect to exercise all or any part of the option before it becomes vested and exercisable. If the participant elects to exercise all or part of a non-vested option, the participant will be issued shares of restricted stock which will become vested in accordance with the vesting schedule set forth in the original option agreement.

         Outside Director Options. Non-employee directors who own less than five percent of the common stock, or outside directors, are eligible for automatic grants of non-qualified options under the plan. Immediately following each annual stockholders meeting each outside director will be granted an option to purchase 5,000 shares of common stock. Each option granted under this program to an outside director will have an exercise price equal to the fair market value of the common stock on the date of grant and will become exercisable in full on the second anniversary of the date of grant of the option, provided that the director is still serving as a director as of the date of vesting of the option. Each option granted to an outside director will expire on the tenth anniversary of the date of grant. The other terms of the options granted to outside directors will be consistent with the terms of options granted to employees.

         Restricted Stock. The plan provides for awards of common stock that are subject to restrictions on transferability and other restrictions imposed by the compensation committee. Except to the extent restricted under the award agreement relating to the restricted stock, a participant granted restricted stock will have all of the rights of a stockholder.

         Phantom Stock. The plan provides for awards of phantom stock, which upon vesting, entitles the participant granted such an award to receive an amount in cash equal to the fair market value of the number of shares subject to such award. Vesting of all or a portion of a phantom stock award may be subject to various conditions established by the compensation committee.

         Stock Bonuses; Other Awards. The plan provides that awards of shares of common stock may be made to employees at the discretion of the compensation committee. In addition, other awards valued in whole or in part by reference to, or otherwise based on, common stock may be granted either alone or in addition to other awards under the plan, in the compensation committee's discretion.

         Change in Control. In the event of a change in control, the time-based portion of an outstanding award that is not vested and exercisable at the time of the change in control will become 50% vested and exercisable. In addition to the automatic acceleration, the compensation committee will have the discretion to accelerate the vesting or exercisability of the remainder of any award granted under the plan.

         Termination of Employment. Unless otherwise determined by the compensation committee, the unvested portion of awards granted under the plan will immediately be cancelled upon termination of a participant's employment or service with LendingTree. If a participant's employment or service terminates other than because of death, disability or retirement, all options that are exercisable at the time of termination may be exercised by the participant for no longer than 90 days after the date of termination. If a participant's employment or service terminates for cause, all options held by the participant will immediately terminate. If a participant's employment or service terminates as a result of death, all options that are exercisable at the time of death may be exercised by the participant's heirs or distributees for one year, provided that options granted to non-employee directors may provide for a post-death exercise period of up to three years. If a participant's employment or service terminates because of disability or retirement, all options that are exercisable at the time of termination may be exercised for a period of one year immediately following termination. In no case may an option be exercised after it expires in accordance with its terms.

         Amendment, Termination of Plan. The board of directors may modify or terminate the plan or any portion of the plan at any time, except that an amendment that requires stockholder approval in order for the plan to continue to comply with any law, regulation or stock exchange requirement will not be effective unless approved by our stockholders. No awards may be granted under the plan after the day immediately preceding the tenth anniversary of its adoption date.

         Since the amount of benefits to be received by any plan participant who is an employee of Lending Tree or any of its affiliates is determined by the compensation committee, the amount of future benefits to be allocated to any employee or group of employees under the plan in any particular year is not determinable.

         Messrs. Carthaus, Field and Tozer are the directors currently eligible to be granted options under the Amended and Restated 1999 Stock Incentive Plan's outside director program for automatic grants of options. Following our annual meeting, only Messrs. Carthaus and Tozer will be eligible under the outside director program.


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

         2001 STOCK INCENTIVE PLAN

         In October 2000, we adopted, subject to stockholder approval at our 2001 annual meeting, the 2001 Stock Incentive Plan of LendingTree, Inc. A copy of the 2001 Stock Incentive Plan is attached as an exhibit to this prospectus.

         General. The purpose of the 2001 Stock Incentive Plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and to contribute to our growth and financial success and enable us to attract, retain and reward the best available persons for positions of substantial responsibility. A maximum of 4,000,000 shares of common stock has been reserved for issuance under the 2001 Stock Incentive Plan (including for issuance in connection with ISOs awarded under the 2001 Stock Incentive Plan), subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, stock split, merger, consolidation, combination, share repurchase or exchange or other similar corporate transaction or event. No participant may receive awards under the 2001 Stock Incentive Plan in any 12-month period relating to an aggregate of more than 4,000,000 shares. If an award granted under the 2001 Stock Incentive Plan expires or is terminated, surrendered or cancelled for any reason, the shares of common stock underlying the award will again be available for grant under the 2001 Stock Incentive Plan.

         Types of Awards. The following awards may be granted under the 2001 Stock Incentive Plan:

         (25) stock options, including incentive stock options and nonqualified stock options;

         (26)     restricted stock;

         (27)     phantom stock;

         (28)     stock bonuses; and

         (29)     other stock-based awards.

         Administration. The 2001 Stock Incentive Plan will generally be administered by the compensation committee of the board of directors. Our compensation committee has full authority, subject to the provisions of the 2001 Stock Incentive Plan, among other things, to determine the persons to whom awards will be granted, to determine the type of award to be granted, the number of shares to be made subject to awards, the exercise price and other terms and conditions of the awards and to interpret the 2001 Stock Incentive Plan and prescribe, amend and rescind the rules and regulations relating to the 2001 Stock Incentive Plan. It is intended that the members of the compensation committee will be "non-employee directors" within the meaning of Section 16 under the Securities Exchange Act of 1934 and "outside directors" within the meaning of Code Section 162(m). The board of directors or the compensation committee may delegate to any of our senior management the authority to make grants of awards to our employees who are not executive officers or directors of LendingTree.


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

         Eligibility. Awards may be granted under the 2001 Stock Incentive Plan to employees, directors, including directors who are not employees, and consultants of LendingTree or any of our affiliates, as selected by the compensation committee. As of March 31, 2001, approximately 230 employees and directors were eligible to receive awards under the 2001 Stock Incentive Plan. We have not allocated any specific number of shares to be granted or covered by options under the Plan to any individual or any group of eligible persons.

         Terms and Conditions of Options. Stock options granted under the 2001 Stock Incentive Plan may be either incentive stock options or nonqualified stock options. The exercise price of a stock option granted under the 2001 Stock Incentive Plan is determined by the compensation committee at the time the option is granted, but the exercise price per share of an incentive stock option may not be less than the fair market value per share of common stock on the date of grant. Stock options are exercisable at the times and upon the conditions that the compensation committee may determine, as reflected in the applicable option agreement. The exercise period will be determined by the compensation committee, but in the case of an incentive stock option, generally, the exercise period may not exceed 10 years from the date of grant.

         The option exercise price must be paid in full at the time of exercise, and may be payable by one or more of the following methods:

         (30)     in cash or cash equivalents;

         (31) the surrender of previously acquired shares of common stock that have been held by the participant for at least six months prior to the date of surrender;

         (32) if so determined by the compensation committee as of the grant date, authorization for LendingTree to withhold a number of shares otherwise payable pursuant to the exercise of an option; or

         (33) through a broker cashless exercise procedure approved by LendingTree.

         Our compensation committee may, in its sole discretion, authorize LendingTree to make or guarantee loans to a participant to assist the participant in exercising options.

         The compensation committee may provide at the time of grant an option that the participant may elect to exercise all or any part of the option before it becomes vested and exercisable. If the participant elects to exercise all or part of a non-vested option, the participant will be issued shares of restricted stock which will become vested in accordance with the vesting schedule set forth in the original option agreement.

         Outside Director Options. Non-employee directors who beneficially own less than five percent of LendingTree's common stock, referred to as outside directors, will be eligible for automatic grants of nonqualified options under the 2001 Stock Incentive Plan. Each outside director will be granted upon his or her first election or appointment to the board an option to purchase 15,000 shares of common stock. In addition, immediately following each annual stockholders meeting, each outside director then serving will be granted an option to


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

purchase 5,000 shares of common stock. Each option granted under this program to an outside director will have an exercise price per share equal to the fair market value per share of our common stock on the date of grant and will become exercisable in full on the second anniversary of the date of grant, provided that the director is still serving as a director as of the vesting date. Each option granted to an outside director will expire on the tenth anniversary of the date of grant. The other terms of the options granted to outside directors will be consistent with the terms of options granted to other 2001 Stock Incentive Plan participants.

         Restricted Stock. The 2001 Stock Incentive Plan provides for awards of common stock that are subject to restrictions on transferability and other restrictions imposed by the compensation committee. Except to the extent restricted under the award agreement relating to the restricted stock, a participant granted restricted stock will have all of the rights of a stock holder, including voting rights.

         Phantom Stock. The 2001 Stock Incentive Plan provides for awards of phantom stock, which, upon vesting, entitle the participant to receive cash and/or shares of common stock, as determined by the compensation committee, equal in value to the fair market value of the number of shares subject to such award. Awards of phantom stock under the 2001 Stock Incentive Plan also accrue dividend equivalents during the period prior to payment that are also payable in cash or shares at the applicable payment date. Vesting of all or a portion of a phantom stock award may be subject to various conditions established by the compensation committee. Unless and until a participant receives actual shares in payment of the award, the participant does not have any voting rights with respect to the shares subject to a phantom stock award.

         Stock Bonuses; Other Awards. The 2001 Stock Incentive Plan provides that awards of unrestricted shares of common stock may be granted to Plan participants at the discretion of the compensation committee. In addition, other awards valued in whole or in part by reference to, or otherwise based on, common stock may be granted either alone or in addition to other awards under the 2001 Stock Incentive Plan, in the compensation committee's discretion.

         Change in Control. In the event of a change in control of LendingTree, the time-vested portion of an outstanding award that is not vested or exercisable at the time of the change in control will become 50% vested and, in the case of options, exercisable. In addition to the automatic acceleration, the compensation committee will have the discretion to accelerate the vesting or exercisability of the remainder of any award granted under the 2001 Stock Incentive Plan.

         Termination of Employment. Unless otherwise determined by our compensation committee, the unvested portion of awards granted under the 2001 Stock Incentive Plan will immediately be cancelled upon termination of a participant's employment or service with LendingTree and, in the case of restricted stock purchased upon exercise of a non-vested option, the purchase price of such stock will be refunded. Unless otherwise determined by our compensation committee, the post-termination exercise period for stock options awarded under the 2001 Stock Incentive Plan will vary depending on the reason of termination as follows: (i) if a participant's employment or service terminates other than because of death,


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

disability or retirement, all options that are exercisable at the time of termination may be exercised by the participant for no longer than 90 days after the date of termination; (ii) if a participant's employment or service terminates for cause, all options held by the participant will immediately terminate; (iii) if a participant's employment or service terminates as a result of death, all options that are exercisable at the time of death may be exercised by the participant's heirs or distributees for one year, provided that options granted to non-employee directors may provide for a post-death exercise period of up to three years; and (iv) if a participant's employment or service terminates because of disability or retirement, all options that are exercisable at the time of termination may be exercised for a period of one year immediately following termination. In no case may an option be exercised after it expires in accordance with its terms.

         Amendment, Termination of Plan. Our board of directors may modify or terminate all or any portion of the 2001 Stock Incentive Plan at any time, except that an amendment that requires stockholder approval in order for the 2001 Stock Incentive Plan to continue to comply with any law, regulation or stock exchange requirement will not be effective unless approved by our stockholders. No awards may be granted under the 2001 Stock Incentive Plan after the day immediately preceding the tenth anniversary of its adoption date.

         Code Section 162(m). Code Section 162(m) precludes a publicly held corporation from claiming a compensation deduction for compensation in excess of $1.0 million paid to the chief executive officer or any of the four most highly compensated officers other than our chief executive officer. This limitation does not apply, however, to qualified "performance-based compensation."

         Stock options granted under the 2001 Stock Incentive Plan that have an exercise price equal at least to fair market value at the date of grant should qualify as "performance-based compensation" under Section 162(m).

         In addition, the 2001 Stock Incentive Plan authorizes our compensation committee to make, or provide for the vesting of, awards of restricted stock and phantom stock that are conditioned on the satisfaction of certain performance criteria. For such awards intended to qualify as "performance-based compensation" under Section 162(m), our compensation committee will establish prior to or within 90 days after the start of the applicable performance period the applicable performance conditions. Our compensation committee may select from the following performance measures, the Performance Goals, for such purpose, but may also develop other criteria: (i) pre-tax income or after-tax income; (ii) operating profit; (iii) return on equity, assets, capital or investment; (iv) earnings or book value per share; (v) sales or revenues; (vi) operating expenses; (vii) common stock price appreciation; (viii) implementation or completion of critical projects or processes; (ix) increase in the volume of qualification forms completed or submitted, which goals may be expressed in terms of absolute numbers and/or as a percentage increase; (x) comparison of actual performance during a performance period against budget for such period;
(xi) increase in the number of loans closed, which increase may be measured by type(s) of loan or in the aggregate; (xii) growth of revenue, which growth may be expressed in terms of absolute numbers and/or as a percentage increase; or
(xiii) reductions in expenses, which reductions may be expressed in terms of absolute numbers and/or as a percentage decrease; provided that


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

with respect to clauses (xi) through (xiii), such achievement may be measured against budget for the same period.

         Where applicable, Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of LendingTree, a subsidiary or affiliate, or a division or strategic business unit of LendingTree, or may be applied to the performance of LendingTree relative to a market index, a group of other companies or a combination thereof, all as determined by the compensation committee. Performance Goals may include a threshold level of performance below which no vesting will occur, levels of performance at which specified vesting will occur, and a maximum level of performance at which full vesting will occur. Each Performance Goal will be determined in accordance with generally accepted accounting principles; provided that our compensation committee will have the authority to make equitable adjustments to Performance Goals in recognition of unusual or non-recurring events affecting LendingTree or any subsidiary or affiliate, or the financial statements of LendingTree or any subsidiary or affiliate in response to changes in applicable laws, regulations or accounting principles, or to account for extraordinary or unusual items of gain, loss or expense or items related to the disposal of a segment of a business.

         Performance Goals and the related compensation formula for determining the awards or vesting of awards will be stated in the form of an objective, nondiscretionary formula, and our compensation committee will certify in writing the attainment of such performance conditions prior to any payout or vesting of such awards.

         Grants. Options to purchase a total of 1,059,300 shares of common stock have been issued to date under the 2001 Stock Incentive Plan, subject to stockholder approval. Each such option was granted with an exercise price equal to the fair market value of the common stock on the grant date. As of March 30, 2001, the fair market value of the common stock was $3.25 per share, based on the average of the highest and lowest price reported for such date. Shareholders representing approximately 59% of our outstanding common stock have entered into a voting agreement and have executed irrevocable proxies pursuant to which they have agreed to vote their shares in favor of this proposal at our 2001 annual meeting.

         Stock options covering the following number of shares have been granted under the 2001 Stock Incentive Plan to the following persons and groups, subject to stockholder approval of the Plan: Douglas Lebda - 160,000 shares; Keith Hall
- 35,000 shares; Stephen Campbell - 35,000 shares; Thomas Reddin - 65,000 shares; Richard Stiegler - 50,000 shares; all executive officers as a group - 467,200 shares; non-executive officer directors as a group - 0 shares; non-executive officer employees as a group - 592,100 shares.

         Messrs. Carthaus, Field and Tozer are the directors currently eligible to be granted options under the 2001 Stock Incentive Plan's outside director program for automatic grants of options. It is anticipated that Messrs. Carthaus, Field and Tozer will each be granted options to purchase 5,000 shares of common stock under this program during our current year. Following our annual meeting, we anticipate that only Messrs. Carthaus and Tozer will be


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

eligible under the outside director program since Mr. Carthaus has announced his intention to resign as a director of LendingTree at our 2001 annual meeting.

         Because the amount of benefits to be received by any 2001 Stock Incentive Plan participant, other than an outside director in connection with the outside director award formula described above, is determined by our compensation committee in its discretion, the amount of future benefits to be allocated to any person or group of persons under the 2001 Stock Incentive Plan in any particular year is not determinable.

         EMPLOYEE STOCK PURCHASE PLAN

         In January 2000, we adopted, and our stockholders approved, the LendingTree, Inc. Employee Stock Purchase Plan. The employee stock purchase plan is designed to encourage our employees to purchase shares of our common stock.

         General. The employee stock purchase plan is intended to comply with the requirements of Section 423 of the Internal Revenue Code, and to assure the participants of the tax advantages provided thereby. The employee stock purchase plan will be administered by a committee established by the board of directors comprising solely of non-employee directors who are not eligible to participate in the employee stock purchase plan. The committee may make such rules and regulations and establish such procedures for the administration of the employee stock purchase plan as it deems appropriate.

         Shares Available. The committee initially authorized for issuance under the plan a total of 444,500 shares of common stock. The committee also has authority to add, on the first day of each fiscal year, an additional number of shares equal to 508,000 shares, or a lesser amount determined by the committee. In each of the above cases, the number of shares is subject to adjustment by the committee in the event of a recapitalization, stock split, stock dividend or similar corporate transaction. The committee did not authorize the issuance of any additional shares on the first day of our 2001 fiscal year.

         Eligibility. Subject to procedural requirements, employees of LendingTree who have at least six months of service and work more than 20 hours per week will be eligible to participate in the employee stock purchase plan, except that employees who own five percent or more of the common stock of LendingTree or any subsidiary of LendingTree will not be eligible to participate. All of our full-time employees will be eligible to participate in the first offering period under the plan.

         Stock Purchases. Under the employee stock purchase plan, each eligible employee will be permitted to purchase shares of the common stock through regular payroll deductions or cash payments in an amount equal to 1% to 20% of the employee's compensation for each payroll period. The fair market value of the shares of common stock which may be purchased by any employee under this or any other LendingTree plan that is intended to comply with Section 423 of the Internal Revenue Code during any calendar year may not exceed $25,000.


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         The employee stock purchase plan provides for a series of consecutive, overlapping offering periods that generally will be 24 months long. Successive six-month purchase periods will run during each offering period. Offering periods generally will commence on January 1 and July 1 of each year during the term of the plan, and purchase periods will run from January 1 to June 30 and from July 1 to December 31; provided, that the first offering period will begin on the first day of regular trading and end on the last trading day on or before December 31, 2001.

         During each offering period, participating employees will be able to purchase shares of common stock at a purchase price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of each purchase period within the offering period, whichever price is lower.

         To the extent permitted by applicable laws, regulations, or stock exchange rules, if the fair market value of the shares at the end of any purchase period is lower than the fair market value of the shares on the date the related offering period began, then all participants in that offering period will be automatically withdrawn from the offering period immediately after the exercise of their option on the date the purchase period ends. The participants will automatically be re-enrolled in the immediately following offering period when that offering period begins.

         The options granted to a participant under the employee stock purchase plan are not transferable other than by will or the laws of descent and distribution, and are exercisable, during the participant's lifetime, only by the participant.

         Amendment, Termination of Plan. The employee stock purchase plan and all offering periods under the plan will automatically terminate on the tenth anniversary of the first offering period under the plan. The board of directors may from time to time amend or terminate the employee stock purchase plan; provided, that no such amendment or termination may adversely affect the rights of any participant without the consent of such participant and, to the extent required by Section 423 of the Internal Revenue Code or any other law, regulation or stock exchange rule, no such amendment will be effective without the approval of stockholders entitled to vote thereon. Additionally, the committee may make such amendments as it deems necessary to comply with applicable laws, rules and regulations.

         Since the amount of benefits to be received by each participant in the employee stock purchase plan is determined by his or her elections, the amount of future benefits to be allocated to any individual or group of individuals under the plan in any particular year is not determinable.

         MANAGEMENT INCENTIVE PLAN

         On January 21, 2000, we adopted the LendingTree, Inc. Management Incentive Plan. The purposes of the management incentive plan are to reinforce corporate business goals and to promote the achievement of annual and long-range financial business and other objectives by providing for the payment of cash bonuses to our officers and other key employees. The plan will be administered by the compensation committee of our board of directors. The


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

compensation committee will have the authority to determine who will participate in the plan and to determine the terms and conditions of incentive awards granted under the plan. The payment of bonuses under the management incentive plan will be based on the achievement during a performance period determined by the compensation committee of certain performance goals set by the compensation committee, which may include any or all or none of the following:

(34)     income, profits or earnings per share;

(35)     increase in the volume of qualification forms submitted;

(36)     increase in the number of loans closed;

(37)     growth of revenue;

(38)     reductions in expenses; or

(39) increases in the market price of the common stock or total return to our stockholders.

         Minimum bonuses will be based on achievement of 80% of the performance goals and maximum bonuses will be based on achievement of 150% of the performance goals. A bonus will be paid only if the participant is employed by LendingTree or its affiliates on the day the bonus is to be paid. Under the plan, no payment may be made to one of our executive officers that exceeds 150% of the officer's annual base salary. In the event of a change in control, the performance period in effect at the time of the change in control will be deemed to have been completed, the maximum targets will be deemed to have been attained, and a pro rata portion of the award will be paid in cash to the participant.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

         Douglas Lebda. We have an employment agreement with Douglas Lebda with a term commencing on September 2, 1999 and expiring on September 2, 2003, unless earlier terminated as provided under the agreement. In addition to providing for salary and benefits, Mr. Lebda's agreement provides for his participation in our bonus programs, with a maximum bonus opportunity equal to 50% of his salary, and for the grant of an initial option to purchase 190,500 shares of common stock. This grant will be referred to later as the "initial option." In the event Mr. Lebda's employment is terminated by us either without cause or for bad performance, or if Mr. Lebda terminates his employment for good reason, Mr. Lebda is entitled to receive as severance pay a continuation of his then current base salary until the first anniversary of the effective date of termination, provided that the severance payments are to be reduced to the extent he receives any compensation from any subsequent employment during the one-year severance period.

         In the event Mr. Lebda's employment is terminated as a result of any merger, acquisition, share exchange or other business combination, Mr. Lebda is entitled to receive a lump sum payment in an amount equal to 12 months of his then current base salary. This


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amount will offset benefits payable under Mr. Lebda's employment continuity agreement described below in the section entitled "Change of Control Arrangements."

         With respect to his stock options, in the event that Mr. Lebda's employment is terminated:

(40)     by us without cause,

(41)     by Mr. Lebda for good reason, or

(42) if his employment is terminated as a result of a merger, acquisition, share exchange or other business combination,

Mr. Lebda's stock options will continue to vest in accordance with their vesting schedules in effect prior to termination and he will have a right to exercise the options for a period of 30 days following the final vesting date. In the event Mr. Lebda's employment is terminated for bad performance, the stock options granted to Mr. Lebda prior to the effective date of his employment agreement will vest in accordance with the schedule set forth in the agreement evidencing the initial option and he will have a right to exercise the options for a period of 30 days following the final vesting date. Mr. Lebda will be subject to a non-compete and non-solicitation covenant for one year following termination of his employment and will be required to give a general release to us in order to receive severance payments.

         Thomas Reddin. We have an employment agreement with Thomas Reddin with a term commencing on December 10, 1999. In addition to providing for salary and benefits, Mr. Reddin's agreement provides for the payment of an annual discretionary bonus of up to 50% of his salary. In the event Mr. Reddin's employment is terminated by us other than for cause, he is entitled to receive his then-current salary for one year, provided, that if he becomes employed elsewhere during that period, our obligation to continue salary payments will be reduced on a dollar-for-dollar basis by salary and bonus received from the subsequent employer. This amount will offset benefits payable under Mr. Reddin's employment continuity agreement described below in the section entitled "Change of Control Arrangements." In addition, Mr. Reddin would be entitled to additional vesting of a pro-rata portion of the option tranche that would have vested on the next following anniversary of his employment, had he remained employed on that date. Any exercisable options held by Mr. Reddin at the time of such termination without cause will remain exercisable for 90 days thereafter. Mr. Reddin is subject to non-competition and non-solicitation covenants during his employment with LendingTree and he will be subject to such covenants during the one-year period following termination of his employment.

         Change of Control Arrangements. We have entered into employment continuity agreements with each of our executive officers named in the Summary Compensation Table on page 70 that provide for their continued employment with LendingTree for one year following certain change of control events. If any such executive's employment is terminated within one year of such change of control for reason other than death, disability or cause, or if any such executive resigns because of a constructive termination, he will be entitled to a lump sum payment equal to the sum of (1) his unpaid annual base salary and any accrued time off


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through the termination date, (2) his target annual bonus for the performance period in which the termination occurs, prorated for the number of days he actually worked during the performance period, (3) any amounts previously deferred by such executive under any nonqualified deferred compensation plan, together with earnings accrued thereon, and (4) an amount in cash equal to two times the sum of the executive's then-current base salary and bonus for the 12-month period before the termination date, reduced, in the case of Messrs. Lebda and Reddin, by the amount of any severance benefit payable to such executive under the terms of his employment agreement with us. In addition, each such executive's stock options granted under our 1999 stock incentive plan or any similar plan or arrangement would become immediately vested, any restricted stock, phantom unit stock, stock bonus or other stock award would become immediately vested and he and his family would continue to receive family welfare benefits for the remainder of the year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The compensation committee of the board of directors currently consists of James Carthaus, chairman, and Robert Spass. Adam Mizel served as a member of the compensation committee until his resignation from the board of directors in April 2001. Messrs. Spass and Mizel are both affiliated with Capital Z. See "Certain Relationships and Related Party Transactions." None of Messrs. Carthaus, Spass or Mizel has ever been an officer or employee of LendingTree.
No interlocking relationship exists between any member of our board of directors or our compensation committee and any members of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past, except that Messrs. Spass and Mizel participate in compensation decisions for Capital Z.


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

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

FINANCING TRANSACTIONS

         Specialty Finance Partners Equity Rights Transaction. In September 2000, Capital Z, through its affiliate, Specialty Finance Partners, purchased an equity rights certificate from us for approximately $10.0 million. This certificate was initially convertible into 1,253,918 shares of our stock, equivalent to $7.975 per share, and warrants to purchase 225,000 shares of our common stock with an initial exercise price of $7.975. The equity rights certificate contained anti-dilution and price protection provisions, including, among others, a provision that in the event we successfully consummated a series of subsequent financing transactions with aggregate proceeds of at least $15.0 million prior to June 30, 2001, the certificate could, at the election of Specialty Finance Partners, be converted into $10.0 million of the type of securities issued to investors in the subsequent financing transaction, on the same terms and conditions as afforded investors in the subsequent financing. Capital Z also received a commitment fee warrant to purchase 135,000 shares of our common stock, which expires on September 29, 2005 and had an initial exercise price of $7.975 per share, subject to adjustment in the event of a subsequent financing. In March 2001 upon the closing of our 8% convertible preferred stock financing, Specialty Finance Partners converted its equity rights certificate into 2,857,143 shares of our 8% convertible preferred stock and the exercise price of the commitment fee warrant was reduced to $3.762 per share.

         8% Convertible Preferred Stock Transaction. In March 2001, we sold a total of 3,900,001 shares of our 8% convertible preferred stock for $13.7 million or $3.50 per share to Zions Bancorporation (1,428,571 shares), Specialty Finance Partners (1,142,857 shares), Douglas Lebda (200,000 shares), Richard Field (200,000 shares), W. James Tozer, Jr. (200,000 shares), and a group of eleven accredited investors (728,573 shares). We also received commitments from Keith Hall, W. James Tozer, Jr. and W. James Tozer to purchase an additional 28,571 and 100,000 shares, respectively, on or before April 30, 2001 for total consideration of $450,000 or $3.50 per share, plus accrued but unpaid dividends to the closing date. We completed the sale of the additional shares on April 30, 2001.

         ULLICO Revolving Line of Credit. On March 7, 2001, we entered into a two-year $5.0 million revolving credit agreement with ULLICO. Borrowings under the revolving credit agreement are secured by substantially all of our assets. Interest on borrowings accrues at 6% per annum in cash and additional interest in the form of 5-year warrants to purchase our common stock with an exercise price of $.01 per share. The number of warrants ULLICO will be entitled to receive is based on the average amount outstanding multiplied by 14% per annum divided by $3.99. In addition, as a commitment fee, we issued ULLICO warrants to purchase 40,000 shares of our common stock with an exercise price of $.01 per share. No amounts have been borrowed under this line of credit as of March 31, 2001.

OFFICER LOANS

         In February 2000, we granted Mr. Lebda an option to purchase an additional 100,000 shares of our common stock at an exercise price equal to our initial public offering price of $12.00. This option was exercised in full prior to the commencement of trading of our common stock on the Nasdaq National Market. In connection with the exercise of this option, Mr. Lebda issued a full recourse promissory note to us for the full exercise price of this option of $1.2 million. The note was initially secured by all of the shares purchased pursuant to the option. The note bears interest at the "applicable federal rate" as defined in Section 1274(d) of the Internal Revenue Code, compounded annually. Interest on the unpaid principal balance, along with two equal principal installments, is due on January 31, 2004 and 2005, respectively.

         On February 9, 2000, Mr. Lebda and Keith Hall, our Chief Financial Officer and Senior Vice President, exercised options to purchase 68,134 and 12,260 shares of our common stock, respectively, at weighted average exercise prices of $3.93 and $5.51 per share, respectively. In connection with these option exercises and the payment of related income taxes, we loaned Messrs. Lebda and Hall $500,000 and $100,000, respectively, as permitted under our benefit plans. Each of these loans was originally evidenced by a full recourse promissory note bearing interest at the applicable federal rate, compounded annually, and secured by all of the shares purchased under the respective options. Interest on the unpaid principal balance of each note, along with three equal installments of principal, is due and payable on February 9, 2002, 2003 and 2004, respectively.

         In March 2001, in connection with the sale of the 8% convertible preferred stock, we entered into a promissory note and an amended and restated pledge agreement with Mr. Lebda to provide him with a $700,000 loan to acquire 200,000 shares of our 8% convertible preferred stock. This loan is to be repaid in two installments of $35,000 due on January 31, 2002 and 2003, respectively, and three installments of $210,000, plus interest, due on January 31, 2004, 2005 and 2006, respectively. Interest on the outstanding balance accrues at the applicable federal rate. To collateralize the loan, we have entered into a note and an amended and restated pledge agreement with Mr. Lebda. This amended and restated pledge agreement amends and restates the existing pledge agreement discussed above and covers all three loans totaling $2.4 million. Under the amended and restated pledge agreement, we have a security interest in all of the shares of our common and preferred stock that he beneficially owns, other than 88,900 shares held through a family trust. Mr. Lebda is precluded from selling or transferring any of our securities or options or warrants to purchase any of our securities without our prior consent. The shares described above are the sole collateral securing the three loans for as long as Mr. Lebda remains our employee. If Mr. Lebda voluntarily terminates his employment other than for "good reason" or if we terminate his employment for "cause," as those terms are defined in his employment agreement, the loans will become full recourse.

INVESTMENTS BY DIRECTORS AND OFFICERS.

         In July 1998, we sold 42,333 shares of our common stock at a price of approximately $4.72 per share to H. Eugene Lockhart for $200,000. Mr. Lockhart served as a member of our board of directors until September 1999.

         In November 1998, we sold 12,700 shares of our common stock at a price of approximately $4.72 per share to James Carthaus for $60,000. Mr. Carthaus is a member of our board of directors.

         In May 1999, we sold 333,334 shares of convertible preferred stock at a price of $6.00 per share and warrants to purchase 33,020 shares of our common stock for $2.0 million to W. James Tozer, Jr. and Richard Field, each of whom serves as a member of our board of directors. These warrants have an exercise price of approximately $7.87 per share and expire in May 2004. The shares of preferred stock and accumulated dividends thereon were converted into 434,997 shares of common stock at our initial public offering.

         In July 1999, we issued a $500,000 principal amount 8% convertible promissory note and a warrant to purchase 15,240 shares of our common stock at an exercise price of approximately $7.87 per share to Garrity Investment LLC, which is controlled by a family member of Douglas Lebda, our Chief Executive Officer. This financing was part of our issuance of 8% convertible promissory notes in an aggregate principal amount of $1,750,000 and warrants to purchase 53,340 shares of our common stock to five investors. In September 1999, all of the promissory notes along with accrued interest thereon were exchanged for 214,076 shares of our Series D convertible preferred stock, of which Garrity Investments received 61,165 shares, which, along with accumulated dividends thereon, were converted into 80,342 shares of common stock at our initial public offering.

         In September 1999, Robert G. Wilson, who served as our Chairman until September 1999, received $3,400,000 upon our repurchase of 539,750 shares of our common stock at a price per share of approximately $6.30. Donald Colby, who served as a member of our board of directors until September 1999, received $800,000 upon our repurchase of 127,000 shares of our common stock at a price per share of approximately $6.30. Also in September 1999, we repurchased 282,222 shares of our common stock at a price per share of approximately $6.30 from Phoenix Strategic Capital for $1,777,776. Richard Shaw was designated as a member of our board of directors by Phoenix in March 1998 and served until September 1999.

         In January 2000, we granted options to Douglas Lebda to purchase up to 158,750 shares of our common stock at an exercise price of $9.25 per share which vest over a four year period. In addition, we also granted Mr. Lebda an option to purchase up to 100,000 shares of our common stock at an exercise price equal to the initial public offering price. This option was exercised in full prior to the commencement of trading of our common stock on the Nasdaq National Market. In connection with the exercise of this option, Mr. Lebda issued to us a full recourse promissory note for the full exercise price of the option. The note was initially secured by all of the shares purchased pursuant to the option. The note bears interest at the "applicable federal rate" as defined in Section 1274(d) of the Internal Revenue Code, compounded annually. Interest on the unpaid principal balance, along with two equal principal installments, is due on January 31, 2004 and 2005, respectively.

         On February 9, 2000 Douglas Lebda, Keith Hall and James Bennett, Jr., our former Senior Vice President of Corporate Development, exercised options, which were granted prior to December 31, 1999, to purchase 68,134, 12,260, and 12,260, shares of our common stock, at weighted average exercise prices of $3.93, $5.51, and $5.51 per share, respectively. In connection with these option exercises and the payment of related income taxes, we agreed to lend Messrs. Lebda, Hall and Bennett $500,000, $100,000 and $100,000, respectively, as permitted under our benefit plans. Each of these loans was originally evidenced by a full recourse promissory note bearing interest at the applicable federal rate, compounded annually, and secured by all of the shares purchased under the respective options. Interest on the unpaid principal balance of each note, along with three equal installments of principal, is due and payable on February 9, 2002, 2003 and 2004, respectively.

         In March 2001, in connection with the sale of the 8% convertible preferred stock, we entered into a promissory note and an amended and restated pledge agreement with Mr. Lebda to provide him with a $700,000 loan to acquire 200,000 shares of our 8% convertible preferred stock. This loan is to be repaid in two installments of $35,000 due on January 31, 2002 and 2003, respectively, and three installments of $210,000, plus interest, due on January 31, 2004, 2005 and 2006, respectively. Interest on the outstanding balance accrues at the applicable federal rate. To collateralize the loan, we have entered into an amended and restated pledge agreement with Mr. Lebda. This amended and restated pledge agreement amends and restates the existing pledge agreement discussed above and covers all three loans totaling $2.4 million. Under the amended and restated pledge agreement, we have a security interest in all of the shares of our common and preferred stock that he beneficially owns, other than 88,900 shares held through a family trust. Mr. Lebda is precluded from selling or transferring any of our securities or options or warrants to purchase any of our securities without our prior consent. The shares described above are the sole collateral securing the three loans for as long as Mr. Lebda remains our employee. If Mr. Lebda voluntarily terminates his employment other than for "good reason" or if we terminate his employment for "cause," as those terms are defined in his employment agreement, the loans will become full recourse.

         As of March 31, 2001, Mr. Lebda and his wife owned 1,130,408 shares of common and preferred stock which are pledged as collateral securing the notes discussed above.

         On March 20, 2001, Douglas Lebda, Richard Field and W. James Tozer Jr., purchased shares of our 8% convertible preferred stock and W. James Tozer, Jr. and Keith Hall committed to purchase additional shares of 8% preferred stock on April 30, 2001. For more information, see the section above entitled "Series A 8% Convertible Preferred Stock Financing."

RELATIONSHIPS BETWEEN THE COMPANY, DIRECTORS AND STOCKHOLDERS

         Robert Kennedy, a member of our board of directors, is the director of special projects of ULLICO, Inc.

         Daniel Lieber, a member of our board of directors, is a partner of Equifin Capital Management, an entity affiliated with Capital Z Partners.

         Adam Mizel, who served as a member of our board of directors until he resigned in April 2001, is a partner of Capital Z Partners.

         Robert Spass, a member of our board of directors, is a partner of Capital Z Partners.

         Dale Gibbons, who was elected to our board of directors in March 2001 to fill a vacancy created by expanding the board from seven to eight members, is the Chief Financial Officer of Zions Bancorporation, a purchaser of 1,428,571 shares of our 8% convertible preferred stock.

OTHER RELATIONSHIPS

         PRICELINE.COM

         In September 1999, priceline.com acquired an equity position in LendingTree representing less than 2% of our total outstanding shares. During 1999 and 2000, through contractual relationships with priceline.com and related entities, we recorded revenue of $0.2 million and $0.1 million, respectively. Also, under these arrangements with priceline.com and its related entities, we paid $0.6 million and $1.1 million in 1999 and 2000, respectively. Subsequent to December 31, 2000, priceline.com sold its equity interest LendingTree.

         CNBC.COM

         In January 2000, we entered into an agreement with CNBC.com, an interactive media company. CNBC.com agreed to cooperate with us exclusively in developing and operating a series of lending exchange websites using our Lend-X software. These websites appear to the consumer to be part of the CNBC.com website, and will incorporate our lending exchange content and transaction capability. The agreement also includes joint marketing and promotional arrangements, and contains provisions requiring us to conduct television advertising on the CNBC cable network channel. In return, we granted CNBC.com the non-exclusive license to our intellectual property and we agreed to pay CNBC.com a variable monthly fee based on the number of completed qualification forms. In addition, on February 2, 2000 we granted CNBC.com warrants to purchase up to 190,500 shares of our common stock, or approximately 1.0% of our common stock, at an exercise price of approximately $7.87 per share. All of these warrants are currently exercisable. CNBC.com is an affiliate of General Electric, a shareholder in LendingTree.

         INVESTMENT IN LOANTRADER.COM

         On February 1, 2000 we consummated a $2.5 million equity investment in LoanTrader.com, Inc., a company that provides mortgage exchange services over the internet. In this transaction we acquired approximately 8.5% of LoanTrader.com's outstanding equity. The carrying value of this investment was written down to $600,000 in December of 2000. Capital Z Partners and Goldman Sachs, two of our significant stockholders, also invested in this company.

         PRUDENTIAL SECURITIES INCORPORATED

         Prudential Securities Incorporated acted as an underwriter in the Company's initial public offering and acted as a placement agent in connection with a private placement of our Series D convertible preferred stock in September 1999. Prudential Securities Incorporated received a warrant to purchase 127,000 shares of common stock at an exercise price of $7.52 per share. On January 25, 2000 Prudential Securities Incorporated exchanged the warrant for a new warrant to purchase 127,000 shares of common stock at an exercise price equal to the initial public offering price of $12.00 per share. The new warrant is exercisable for a five-year period ending on September 21, 2004.

         ACQUISITION

         On August 2, 2000, we acquired certain assets and assumed certain liabilities of HomeSpace Services, Inc., a Delaware company engaged in the business of maintaining a website offering consumers access to real estate broker referral services, residential mortgage loans and a full array of related home services. The aggregate consideration for the HomeSpace transaction was approximately $11.2 million, consisting of $6.2 million in cash, 639,077 shares of our restricted common stock, valued at $4.7 million and $0.3 million of assumed liabilities. At closing, 169,851 shares of our common stock were placed in escrow in the event of any post-closing indemnification claims and $4.2 million in cash was placed in escrow to be paid to trade creditors of HomeSpace.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
                            DIRECTORS AND MANAGEMENT

         The following table provides information about the beneficial ownership of our common stock as of March 31, 2001. We have listed each person that beneficially owns more than 5% of the outstanding common stock, each of our directors and executive officers identified in the summary compensation table and all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

         Common stock percentage ownership is based on 18,737,441 shares of common stock outstanding as of March 31, 2001. Preferred stock percentage ownership is based on 6,885,715 shares of 8% convertible preferred stock outstanding as of April 30, 2001. A total of 6,757,144 shares of our 8% convertible preferred stock were actually outstanding as of March 31, 2001. We completed the sale of an additional 128,571 shares of 8% convertible preferred stock on April 30, 2001. Shares of common stock issuable upon the exercise or conversion of options, warrants or preferred stock that are currently exercisable or convertible or exercisable or convertible within 60 days of March 31, 2001 are deemed outstanding for the purpose of computing the common stock percentage ownership of the person holding such options, warrants or preferred stock, but are not deemed outstanding for computing the common stock percentage ownership of any other person. Even though our 8% convertible preferred stock will not become convertible into shares of our common stock until the conversion terms are approved by our stockholders, which we expect to occur at our annual meeting in May 2001. We have included shares of common stock issuable upon conversion of the preferred stock in calculating such ownership amounts.

         In connection with the sale of 6,885,715 shares of our 8% convertible preferred stock in March 2001, stockholders holding approximately 59% of our outstanding common stock entered into a voting agreement and executed irrevocable proxies pursuant to which these stockholders have agreed, among other things, to vote their shares of common stock at our 2001 annual meeting in favor of the approval of the conversion terms and general voting rights of our 8% convertible preferred stock and the issuance of our common stock upon conversion of the 8% convertible preferred stock. By virtue of the voting agreement, and only for such time as the voting agreement is in effect, the parties to the voting agreement may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act and thereby may be deemed to be beneficial owners of all shares of 8% convertible preferred stock and common stock held by each member of the deemed group. The voting agreement will terminate immediately following our annual meeting in May 2001 if the conversion terms and general voting rights of our 8% convertible preferred stock are approved by our stockholders. Each of the stockholders listed below that is a party to the voting agreement has disclaimed its membership in such group and, for purposes of Section 13(d) of the Exchange Act, has disclaimed beneficial ownership of any shares of 8% convertible preferred stock or common stock held by any party to the voting agreement other than itself, if applicable.

                                          COMMON STOCK                  PREFERRED STOCK
                                          BENEFICIALLY  PERCENTAGE OF     BENEFICIALLY      PERCENTAGE OF
          NAME AND ADDRESS(1)                OWNED          CLASS              OWNED            CLASS
---------------------------------------   ------------  -------------    ---------------    -------------
Specialty Finance Partners(2)               7,956,420       35.0%           4,000,000           58.1%
ULLICO(3)                                   2,271,604       11.9%                  --             --
GE Capital Residential Connections          1,266,053        6.8%                  --             --
  Corporation(4)
General Electric Capital Assurance
  Company(5)                                  316,514        1.7%                  --             --
The Goldman Sachs Group, Inc.(6)            1,424,310        7.6%                  --             --
Zions Bancorporation(7)                     1,428,571        7.1%           1,428,571           20.7%
Capital Group International, Inc.(8)        1,337,400        7.2%                  --             --
Douglas Lebda(9)                            1,420,748        7.4%             200,000            2.9%
Keith Hall(10)                                131,600          *               28,571              *
Stephen J. Campbell(11)                        28,187          *                   --             --
Thomas Reddin(12)                              73,536          *                   --             --
Richard Stiegler(13)                           98,740          *                   --             --
Richard Field(14)                           1,070,682        5.5%             200,000            2.9%
W. James Tozer, Jr.(15)                       851,443        4.7%             250,000            3.6%
James Carthaus(16)                             50,025          *                   --             --
Robert Kennedy(17)                          2,271,604       11.9%                  --             --
Daniel Lieber(18)                                  --         --                   --             --
Dale Gibbons(19)                            1,436,771        7.1%           1,428,571           20.7%
Robert Spass(20)                                   --         --                   --             --
Theodore W. Kheel(21)                         213,413        1.1%             142,857            2.1%
All executive officers and directors as    15,476,003       59.2%           6,107,142           88.7%
     a group (18 persons)

---------------
*        Less than one percent.

(1) Addresses are provided only for the beneficial owners of 5% or more of our common stock or preferred stock.

(2) Specialty Finance Partners, an affiliate of Capital Z, is located at 54 Thompson Street, New York, New York. Specialty Finance Partners beneficially owns 7,956,420 shares of common stock, which includes 4,000,000 shares of common stock that will be issuable upon conversion of our 8% convertible preferred stock. Specialty Finance Partners has sole voting and dispositive power with respect to such shares. In addition, Specialty Finance Partners may be deemed to have the shared power to vote or direct the vote of 15,576,032 shares or 66.7% of the outstanding shares of common stock by virtue of its being party to the voting agreement. Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. may be deemed to beneficially own 7,956,420 shares of our common stock by virtue of Specialty Finance Partners' beneficial ownership of shares of common stock and 8% convertible preferred stock discussed above. Each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has shared voting and dispositive power with respect to such shares. In addition, each of Capital Z Fund II, Capital Z L.P., and Capital Z Ltd. may be deemed to have shared voting and dispositive power with respect to 15,576,032 shares of common stock by virtue of Specialty Finance Partners being party to the voting agreement.

(3) The Union Labor Life Insurance Company, on behalf of its separate account P (ULLICO), is located at 111 Massachusetts Avenue, N.W., 8th Floor, Washington, D.C. ULLICO beneficially owns 2,271,604 shares of common stock, which includes 421,000 shares that are issuable upon exercise of currently exercisable warrants. ULLICO has sole voting and dispositive power with respect to all of such shares. In addition, as a result of the voting agreement, ULLICO may be deemed to have shared voting and dispositive power with respect to 15,997,032 shares or 67.3% of the outstanding shares of common stock.

(4) GE Capital Residential Connections Corporation (GECRCC) is located at 6601 Six Forks Road, Raleigh, North Carolina. GECRCC beneficially owns 1,266,053 shares of common stock. GECRCC has sole voting and dispositive power with respect to all of such shares. In addition, as a result of the voting agreement, GECRCC may be deemed to have shared voting and dispositive power with respect to 15,576,032 shares of common stock or 66.7% of the outstanding shares of common stock.

(5) General Electric Capital Assurance Company (GECAC) is located at 6604 West Broad Street, Richmond, Virginia. GECAC beneficially owns 316,514 shares of common stock. GECAC has sole voting and dispositive power with respect to all of such shares. In addition, as a result of the voting agreement, GECAC may be deemed to have shared voting and dispositive power with respect to 15,576,032 shares of common stock or 66.7% of the outstanding shares of common stock

(6) The Goldman Sachs Group, Inc. (Goldman Sachs) is located at 85 Broad Street, New York, New York. Goldman Sachs beneficially owns 1,424,310 shares of common stock. Goldman Sachs has sole voting and dispositive power with respect to all of such shares. In addition, as a result of the voting agreement, Goldman Sachs may be deemed to have shared voting and dispositive power with respect to 15,576,032 shares of common stock or 66.7% of the outstanding shares of common stock. The shares beneficially owned by Goldman Sachs may also be deemed to be beneficially owned by Stone Street Fund 1999, L.P. and by Goldman, Sachs & Co. Goldman Sachs & Co. is the manager of the general partner of Stone Street Fund 1999, L.P., and Goldman Sachs & Co. is a direct and indirect wholly-owned subsidiary of Goldman Sachs.

(7) Zions Bancorporation is located at One South Main, Suite 1660, Salt Lake City, Utah. Zions Bancorporation beneficially owns 1,428,571 shares of common stock, all of which consists of shares of common stock that will be issuable upon conversion of our 8% convertible preferred stock.

(8) The information concerning beneficial ownership set forth above and in this note is derived from a Schedule 13G dated February 12, 2001. Capital Group International, Inc. beneficially owns 1,337,400 shares of common stock as a parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over such shares. Capital Group International, Inc. does not have voting or investment power over any of the shares. Capital Guardian Trust Company, a bank and a wholly-owned subsidiary of Capital Group International, Inc., beneficially owns the same 1,337,400 shares as a result of its serving as the investment manager of various institutional accounts.

(9) Mr. Lebda's business address is 11115 Rushmore Drive, Charlotte, North Carolina. Mr. Lebda beneficially owns 1,420,748 shares of common stock, which includes (a) 200,000 shares that will be issuable upon conversion of our 8% convertible preferred stock, (b) 173,648 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days, (c) 589,820 shares held jointly with his spouse, (d) 88,900 shares held by a family trust and (e) 23,812 shares that are issuable upon the exercise of currently exercisable stock options held by his spouse. In addition, as a result of the voting agreement, Mr. Lebda may be deemed to have shared voting and dispositive power with respect to 15,749,860 shares of common stock or 67.3% of the outstanding shares of common stock. Dispositive power over all of Mr. Lebda's shares of common stock and preferred stock is subject to a pledge arrangement with LendingTree. See "Certain Relationships and Related Party Transactions."

(10) Mr. Hall beneficially owns 131,600 shares of common stock, which includes (a) 28,571 shares that will be issuable upon conversion of shares of preferred stock purchased by Mr. Hall's IRA account on April 30, 2001, (b) 30,388 shares that are issuable upon the exercise of currently exercisable stock options that are currently exercisable or exercisable within the next 60 days and (c) an aggregate of 11,525 shares held by his spouse's IRA account and by trusts established for the benefit of members of Mr. Hall's family. Mr. Hall has sole voting and dispositive power with respect to all of such shares. In addition, as a result of the voting agreement, Mr. Hall may be deemed to have shared voting and dispositive power with respect to 15,617,945 shares of common stock or approximately 66.8% of the outstanding shares of common stock.

(11) Mr. Campbell beneficially owns 28,187 shares of common stock, which includes 26,787 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(12) Mr. Reddin beneficially owns 73,536 shares of common stock, which includes 71,436 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(13) Mr. Stiegler beneficially owns 98,740 shares of common stock, which includes 64,557 shares of common stock that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(14) Mr. Field's address is 49 Locust Avenue, Suite 104, New Canaan, Connecticut. Mr. Field beneficially owns 1,070,682 shares of common stock, which includes (a) 85,714 shares that will be issuable upon the conversion of shares of preferred stock held by Mr. Field, (b) 392,511 shares that will be issuable upon the conversion of shares of preferred stock held in Mr. Field's IRA account, (c) 16,510 shares that are issuable upon the exercise of warrants that are currently exercisable or exercisable within the next 60 days and (d) 392,511 shares that are issuable upon the exercise of currently exercisable stock options. Mr. Field has sole voting and dispositive power with respect to all of such shares. In addition, as a result of the voting agreement, Mr. Field may be deemed to have shared voting and dispositive power with respect to 16,099,339 shares of common stock or approximately 67.4% of the outstanding shares of common stock.

(15) Mr. Tozer beneficially owns 851,443 shares of common stock, which includes (a) 200,000 shares that will be issuable upon conversion of shares of preferred stock held by Mr. Tozer's IRA account, (b) 50,000 shares that will be issuable upon the conversion of shares of preferred stock purchased by Mr. Tozer on April 30, 2001 and (c) 2,540 shares that are issuable upon the exercise of warrants held by Mr. Tozer's wife that are currently exercisable or exercisable within the next 60 days. Mr. Tozer has sole voting and dispositive power with respect to all of such shares. In addition, as a result of the voting agreement, Mr. Tozer may be deemed to have shared voting and dispositive power with respect to 15,582,570 shares of common stock or approximately 66.7% of the outstanding shares of common stock.

(16) Mr. Carthaus beneficially owns 50,025 shares of common stock, which includes 32,325 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(17) Amounts shown reflect shares owned by ULLICO. Mr. Kennedy disclaims beneficial ownership of all such shares.

(18)     Excludes shares owned by Specialty Finance Partners and its affiliates.

(19) Amounts shown include 1,428,571 shares of common stock and preferred stock beneficially owned by Zions Bancorporation. Mr. Gibbons is the Chief Financial Officer of Zions Bancorporation. Mr. Gibbons disclaims beneficial ownership of all such shares.

(20)     Excludes shares owned by Specialty Finance Partners and its affiliates.

(21) Amounts shown include 142,857 shares of preferred stock beneficially owned by the TASK Foundation, a family-owned, not-for-profit foundation of which Mr. Kheel is the President. Mr. Kheel disclaims beneficial ownership of all such shares. In addition, as a result of the voting agreement, Mr. Kheel may be deemed to have shared voting and dispositive power with respect to 15,718,889 shares of common stock or approximately 66.9% of the outstanding shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

         Our amended and restated certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, 1,000,000 shares of which are designated as series A junior participating preferred stock, and 6,885,715 shares of which are designated as 8% convertible preferred stock As of March 31, 2000, 19,653,956 shares of common stock were issued, including 916,515 shares of treasury stock, for a net total of 18,737,441 shares of common stock outstanding. All of the outstanding capital stock is and will be, fully paid and non-assessable.

COMMON STOCK

         Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up of LendingTree, the holders of shares of common stock would be entitled to share ratably in the distribution of all of the LendingTree's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding preferred stock.

PREFERRED STOCK

         BLANK CHECK PREFERRED STOCK

         The board of directors has the authority to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

         We have entered into a stockholder rights agreement designated to protect stockholders from attempts to acquire control of LendingTree at an inadequate price. Under our stock holder rights agreement, each outstanding share of LendingTree common stock has attached to it one right to purchase one-hundredth of a share of junior participating preferred stock at an exercise price of four times the average closing price of our common stock for the first five days trading. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur.

         A holder can exercise the rights to purchase shares of the junior participating preferred stock if a person, group, or other entity acquires from sources other than us or commences a tender offer or an exchange offer for 15% or more of our common stock.

         After the rights become exercisable, the rights generally will entitle the holders to purchase either LendingTree common stock or the common stock of the potential acquiror, in lieu of the junior participating preferred stock, at a substantially reduced price.

         We can generally redeem the rights at $0.01 per right at any time prior to the earlier of:

         the time that an acquiror obtains 15% or more of our outstanding common stock from sources other than us; or

         the final expiration date of the rights agreement.

         Our rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely effect the interests of the holders of the rights, excluding the interests of any acquiror. In addition, our rights agreement provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

         8% CONVERTIBLE PREFERRED STOCK

         On March 20, 2001, we issued and sold 3.7 million shares of 8% convertible preferred stock for $12.95 million, or $3.50 per share. This excludes 200,000 shares that were pur chased by our Chief Executive Officer with funds he obtained from a $700,000 loan from us. On April 30, 2001, we issued an additional 128,571 shares for $450,000 plus accumulated but unpaid dividends to that date. In conjunction with the closing of the 8% convertible preferred stock transaction, Capital Z Partners' equity rights certificate was converted into 2,857,143 shares of 8% convertible preferred stock at an effective conversion rate equal to $3.50 per share. No additional purchase price was required to be paid for the shares of 8% convertible preferred stock issued upon conversion of the equity rights certificate.

         The material terms of our 8% convertible preferred stock are as follows:

         Title, Authorized Shares; Priority. There are 6,885,715 authorized shares of our 8% convertible preferred stock, all of which are currently issued and outstanding. Our 8% convertible preferred stock ranks senior to our common stock and to any other classes or series of preferred stock the terms of which specifically provide that they are junior to our 8% convertible preferred stock, or junior securities, with respect dividend rights and with respect to rights upon liquidation, winding up or dissolution.

         Dividends. The holders of our 8% convertible preferred stock are entitled to receive dividends on the preferred stock equal to 8% of the stated value per share payable at our option:

-        in cash on a quarterly dividend payment date; or

- by an upward adjustment to the stated par value per share on a quarterly dividend payment date.

         The stated value per share is equal to the original purchase price for the 8% convertible preferred stock of $3.50 per share, subject to adjustment for dividends that are not paid in cash. Dividends on the 8% convertible preferred stock are cumulative and accrue daily from the date of original issuance. Dividends are payable on the last day of March, June, September and December of each year, commencing June 30, 2001.

         The holders of common stock and other junior securities may not receive dividends or have their shares repurchased or redeemed unless the holders of the 8% convertible preferred stock approve the dividend, repurchase or redemption and all accumulated but unpaid dividends on the 8% convertible preferred stock have been paid. Dividends that are paid by increasing the stated value of the preferred stock will be recorded based on the fair value of the underlying common stock into which the additional value is convertible.

         Redemption. The shares of 8% convertible preferred stock will be redeemable at our option for cash commencing on and after March 31, 2004 at a price per share equal to the product of the applicable percentage described below, multiplied by the then current stated value per share. The applicable percentage is initially 120% and declines to 105% ratably on a quarterly basis as follows:

                 PERIOD                          APPLICABLE PERCENTAGE
-----------------------------------------        ---------------------
March 20, 2004 through June 30, 2004                    118.333%
July 1, 2004 through September 30, 2004                 116.666%
October 1, 2004 through December 31, 2004               115.000%
January 1, 2005 through March 31, 2005                  113.333%
April 1, 2005 through June 30, 2005                     111.666%
July 1, 2005 through September 30, 2005                 110.000%
October 1, 2005 through December 31, 2005               108.333%
January 1, 2006 through March 21, 2006                  106.666%
On and after March 21, 2006                             105.000%

         We are required to redeem all shares of 8% convertible preferred stock that remain outstanding on March 20, 2006 at a price of 105% of the then current stated value per share. If we do not redeem the 8% convertible preferred stock on that date, the dividend rate will increase to 15% of the stated value per share for so long as such shares remain outstanding.

         Conversion. The shares of 8% convertible preferred stock are not convertible unless and until we receive the approval of our stockholders. If our stockholders approve this proposal, each share will be convertible following our annual meeting into the number of shares of common stock determined by dividing the then current stated value per share plus accrued but unpaid dividends by the conversion price. The conversion price is the initial purchase price of $3.50 per share, subject to adjustment from time to time as described in the section "Dilution and Price Protection" below. If our stockholders do not approve the conversion terms of the 8% convertible preferred stock at our annual meeting and we have not obtained such stock holder approval by June 23, 2001, the dividend rate on the 8% convertible preferred stock will increase to 12% until such time as our stockholders approve the conversion terms.

         Dilution and Price Protection. The shares of 8% convertible preferred stock are subject to protection from certain dilutive events. If any of these dilutive events occurs, the conversion price of the 8% convertible preferred stock will be adjusted in the manner described below. Dilutive events that would trigger an adjustment in the conversion price include the following:

- the issuance of shares of common stock or common stock equivalents in financing transactions involving greater than $5.0 million in net proceeds to us before we have reported positive cash flow, as defined below, for any two consecutive fiscal quarters, in which case the conversion price would be adjusted as follows:

         - if the net proceeds of such financing transactions are between $5.0 million and $10.0 million, the conversion price may be decreased to the net volume-weighted average purchase price per share of the common stock or common stock equivalents sold in such financings;

         - if the net proceeds are greater than $10.0 million, the conversion price will be adjusted to the net volume-weighted average purchase price per share of the common stock or common stock equivalents issued in any dilutive transaction or series of dilutive transactions with proceeds equal to any $10.0 million that would yield the lowest net volume-weighted average purchase price per share; and

         - in no such event, however, will the conversion price be reduced below $2.00 per share or increased above $3.50 per share.

- stock dividends, subdivisions, splits or combinations, in which case the conversion price will be proportionately increased or decreased; and

- mergers, consolidations, reorganizations or other similar business combinations or any other change of control event described in "Liquidation Preference" below that results in our common stock being changed into securities of another company or a sale of substantially all of our assets, in which case the conversion terms will be adjusted to provide the holders of our 8% convertible preferred stock with the right to convert their shares of preferred stock into the cash, securities or property that they would have been entitled to receive had they converted their preferred stock into common stock immediately prior to such transaction.

         Cash flow is generally defined to mean our consolidated net income determined in accordance with generally accepted accounting principles, but excluding extraordinary and non-recurring gains and extraordinary and non-recurring non-cash losses, plus the following items to the extent they were deducted:

-        certain non-cash interest expenses;

-        depreciation and certain amortization expenses;

- all non-cash charges for compensation attributable to options, warrants and other equity instruments; and

- certain paid-in-kind dividends and other non-cash dividends or equity-related charges.

         The dilution and price protection provisions described above do not extend to the following transactions:

- any issuance of securities to our employees, officers, consultants or directors pursuant to employee benefit plans in the ordinary course of business;

- any issuance of securities pursuant to the conversion or exercise of securities outstanding on or as of March 20, 2001;

- any issuance of securities pursuant to the provisions described above providing dilution protection to the holders of our 8% convertible preferred stock;

- any issuance of securities pursuant to the terms of our revolving credit facilities with ULLICO and Freddie Mac; and

- any issuance of securities to business partners in transactions approved by the board of directors that do not have capital raising as their principal objective.

         General Voting Rights. The shares of 8% convertible preferred stock do not and will not have general voting rights unless and until we receive the approval of our stockholders, and will not vote on any of the matters to be voted on at the annual meeting. If our stockholders approve this proposal, each share of our 8% convertible preferred stock will vote together with our common stock on an as-if-converted basis on all matters that are presented to our common stockholders after the date of the annual meeting.

         Protective Provisions. So long as more than 1,377,143 shares of our 8% convertible preferred stock are outstanding, we cannot do any of the following without the prior approval of 68.5% of the shares of 8% convertible preferred stock then outstanding, voting separately as a class:

- amend our certificate of incorporation or bylaws in a manner adverse to the holders of our 8% convertible preferred stock;

- increase or decrease the authorized number of shares of our common or preferred stock;

- authorize, create or issue any class or series of capital stock ranking senior to or on parity with our 8% convertible preferred stock in any respect;

- repurchase, redeem or pay any dividends on any equity securities, other than on our 8% convertible preferred stock and repurchases pursuant to employee benefit plans;

-        subject our assets to any lien other than

         - liens in connection with revolving credit facilities or sales of accounts receivable in transactions approved by our board of directors; or

         - liens arising in the ordinary course of business that do not materially impair the value of the assets they encumber;

- incur any indebtedness for borrowed money in excess of $10.0 million, other than in connection with revolving credit facilities approved by our board of directors;

- issue any debt security or class or series of capital stock that is not common stock or convertible into or exercisable for common stock, called a non-equity security, or issue or become subject to any debt-type obligation, in either case, that bears an annual interest rate, dividend rate or yield greater than the six-month LIBOR rate plus 15%;

- issue any non-equity security or issue or become subject to any debt-type obligation that provides for both:

         - an annual interest rate, dividend rate or yield greater than the six-month LIBOR rate plus 10%; and

         - the issuance of or the right to receive 1,000,000 or more shares of our common stock or any other class or series of our common or preferred stock that is not a non-equity security; or

-        increase the size of our board of directors to more than 10 directors.

         Preemptive Rights. Holders of our 8% convertible preferred stock have a preemptive right to acquire up to 50% of any equity securities that we propose to issue in the future on terms and conditions no less favorable than those that we are offering to a third party. Each holder of preferred stock has the preemptive right to acquire his or her proportional share of such 50% amount, subject to increase for over-allotment if some holders do not fully exercise their rights.

         The following issuances of equity securities are not subject to the preemptive rights:

- the issuance of securities to our employees, officers, consultants and directors pursuant to employee benefit plans in the ordinary course of business;

- any issuance of securities upon the conversion of securities outstanding on or as of March 20, 2001;

-        underwritten public offerings of securities;

-        issuances of common stock under the Paul Revere equity line;

-        any issuance of securities as part of revolving credit facilities;

-        any issuance of securities in connection with acquisitions; and

- any issuance of securities to business partners in transactions approved by our board of directors that do not have capital raising as their principal objective.

         Liquidation Preference. In the event LendingTree is liquidated or dissolves, the holders of our 8% convertible preferred stock will be entitled to receive a liquidation preference before any distributions may be made to holders of our common stock or any other junior securities. This liquidation preference will be equal to 105% of the then current stated value per share.

         In connection with certain change in control events, holders of our 8% convertible preferred stock may have the right at their option to:

- treat the change in control event as a liquidation and receive the greater of

         -        the liquidation preference described above; or

         - the consideration that they would have received if they had converted their shares of 8% convertible preferred stock into common stock immediately prior to the consummation of the change in control event;

- require as a condition to any change of control transaction in which the consideration is other than cash that the counterparty to such transaction redeem the convertible preferred stock for a cash amount equal to the then current liquidation preference; or

- continue to hold the convertible preferred stock in which case, the change of control event may result in or trigger an adjustment to the conversion price.

         These change in control events generally include:

-        the sale of all or substantially all of our assets;

- the consummation of a transaction in which any person or group, other than Capital Z and its affiliates, becomes the owner of 50% or more of our voting stock;

- during any period of two consecutive years, directors in office at the beginning of a period together with other directors approved by our board of directors cease to constitute a majority of our board; and

- mergers or business combinations, other than certain mergers or business combinations in which holders of our voting securities hold the same voting power after the merger or business combination as they held before the transaction and mergers effected to change our jurisdiction of organization.

WARRANTS

         As of March 31, 2001, we had the following outstanding warrants to purchase shares of common stock:

         (1) a warrant to purchase up to 381,000 shares at an exercise price of approximately $4.72 per share that is held by ULLICO on behalf of its Separate Account P;

         (2) seven warrants to purchase up to a total of 16,510 shares at an exercise price of approximately $7.87 per share that are held by Katherine Tozer Roddy; James Roddy, Jr.; Farran Tozer Brown; Robert Brown; Elizabeth Tozer; Charlotte Tozer and Raju Shah;

         (3) a warrant to purchase up to a total of 16,510 shares at an exercise price of approximately $7.87 per share that is held by Richard Field;

         (4) a warrant to purchase up to 15,240 shares at an exercise price of approximately $7.67 per share that is held by a family member of Douglas R. Lebda;

         (5) warrants to purchase an aggregate of 38,100 shares at an exercise price of approximately $7.87 per share that are held by Hovde Financial Institution Partners II, L.P., Hovde Investment Corp., L.L.C., William N. Schiebler, Barbara A. and Peter A. Georgescu, and John B. Prince;

         (6) a warrant to purchase up to 63,500 shares at an exercise price of approximately $4.72 per share that is held by Seacris Group, Ltd.;

         (7) a warrant to purchase up to 127,000 shares at an exercise price equal to $12.00 per share that is held by Prudential Securities, as amended on January 25, 2000;

         (8) a warrant to purchase up to 9,525 shares at an exercise price of approximately $4.72 per share that is held by Phoenix Strategic Capital;

         (9) warrants to purchase up to 190,500 shares at an exercise price of approximately $7.87 per share that are held by CNBC.com;

         (10) a warrant to purchase up to 40,000 shares at an exercise price of $0.01 per share that is held by ULLICO on behalf of its Separate Account P;

         (11) a warrant to purchase up to 12,500 shares at an exercise price of $0.01 per share that is held by Freddie Mac; and

         (12) warrants to purchase up to an aggregate of 135,000 shares at an exercise price of $3.762 per share that are held by persons associated with Capital Z.

OPTIONS

         As of March 31, 2001:

         (i) options to purchase a total of 5,009,944 shares of common stock were outstanding of which 1,506,314 have vested;

         (ii) up to 3,316,228 additional shares of common stock may be subject to options granted in the future; and

         (iii) 412,044 shares reserved for issuance under our employee stock purchase plan.

For more information, see the section of this prospectus entitled
"Management--Executive Compensation."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND LENDINGTREE'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

         OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS.

         Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider it its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         Classified Board of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

         Cumulative Voting. Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.

         Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors.

         Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stock holder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth
(10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Our amended and restated bylaws also specify certain requirements as to the form and content of a stock holder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

         Super Majority Vote Requirements. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements to amend any provisions of our amended and restated certificate of incorporation, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings. In addition, our amended and restated certificate of incorporation provides that certain business combinations such as mergers and stock and asset sales with an interested stockholder, typically a beneficial owner of more than 15% of the outstanding voting shares of our capital stock, be approved by:

- the holders of 80% or more of the voting power of the then outstanding voting shares voting together as a single class, and

- at least the majority of the voting power of the then outstanding voting shares voting as a single class which are not owned beneficially, directly or indirectly by the interested stockholder, unless the transaction approved by a majority of certain directors or meets certain share price provisions.

         Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

         DELAWARE GENERAL CORPORATION LAW SECTION 203.

         LendingTree is subject to Section 203 of the Delaware General Corporation Law. Under Section 203, an interested stockholder, defined generally as a person owning 15% or more of a corporation's outstanding voting stock, is prevented from engaging in a business combination with the corporation for three years after becoming an interested stockholder unless:

- the board approved the transaction in which the interested stockholder became an interested stockholder,

- the interested stockholder owns more than 85% of the stock after the consummation of the transaction in which the stockholder became interested; or

- the board approves the business combination and two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder approves the business combination.

         RIGHTS AGREEMENT.

         Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

         We have entered into a stockholder rights agreement. As with most stockholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

         Our rights agreement provides that each share of our common stock outstanding has one right to purchase one-hundredth of a preferred share attached to it. The purchase price per one one-hundredth of a share of junior participating preferred stock under the stockholder rights agreement is four times the average closing price of our common stock for the first five days of trading after the consummation of our initial public offering.

         Initially, the rights under our rights agreement are attached to outstanding certificates representing our common stock and no separate certificates representing the rights will be distributed. The rights will separate from our common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock other than through purchases directly from us.

         After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the rights certificates alone will represent the rights.

         All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on the tenth anniversary of the date of the completion of this offering unless earlier redeemed or exchanged by us.

         If an acquiror obtains or has the rights to obtain 15% or more of our common stock, then each right will entitle the holder to purchase a number of shares of our common stock equal to two times the purchase price of each right.

         Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of our common stock other than through purchases directly from us and any of the following occurs:

-        we merge into another entity;

-        an acquiring entity merges into us; or

-        we sell more than 50% of our assets or earning power.

Under our rights agreement, any rights that are or were owned by an acquiror of more than 15% of our outstanding common stock will be null and void.

         Our rights agreement contains exchange provisions which provides that after an acquiror obtains 15% or more, but less than 50% of our respective outstanding common stock other than through purchases directly from us, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our common stock. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

         Our board of directors may, at its option, redeem all of the outstanding rights under our rights agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of our outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under our rights agreement is $0.01 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of our board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

         Holders of rights will have no rights as our stockholders including the right to vote or receive dividends, simply by virtue of holding the rights.

         Our rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely effect the interests of the holders of the rights, excluding the interests of any acquiror. In addition, our rights agreement provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

         Our rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is First Union National Bank. Its address is 1525 W. WT, Harris Blvd, 3C3, Charlotte, NC 28288-1153.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of our common stock in the public market or the prospect of such sales by existing stockholders and warrant holders could materially adversely affect the market price of our common stock. As of March 31, 2001, we had outstanding 18,737,441 shares of common stock. A large majority of our outstanding shares of common stock are either registered and therefore freely tradable or may be transferred pursuant to Rule 144(k) under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

         In June 2000, we filed a registration statement on Form S-8 under the Securities Act covering 1,820,008 shares of common stock issuable under our 1999 stock incentive plan, 365,992 shares of common stock reserved for issuance under our 1999 stock incentive plan, 100,000 shares of common stock issued under our 1999 stock incentive plan, 1,324,429 shares of common stock issuable under our 1998 stock option plan, 103,254 shares of common stock issued under our 1998 stock option plan, 792,144 shares of our common stock issuable under our 1997 stock option plan, 123,827 shares of our common stock reserved for issuance under our 1997 stock option plan, 291,048 shares of our common stock issued under our 1997 stock option plan, 444,500 shares of our common stock reserved for issuance under our employee stock purchase plan, and 100,583 shares of our common stock issued to consultants and service providers outside of plans. As of March 31, 2001, there were 105,327 remaining shares available for grant under the 1997 plan, 66,885 remaining shares available for grant under the 1998 plan, 182,866 remaining shares available for grant under the 1999 plan, and 412,044 remaining shares available for grant under our employee stock purchase plan. Upon issuance, shares registered under such registration statement will be, subject to Rule 144 volume limitations applicable to our affiliates, available for sale in the open market. See also "Dilution."

         In October 2000, we adopted, subject to shareholder approval at our 2001 annual meeting, the 2001 stock incentive plan. As of March 31, 2001, there were 2,961,150 remaining shares available for grant under the 2001 plan. We intend to file a registration statement on Form S-8 under the Securities Act covering 4,000,000 shares of common stock reserved for issuance under our 2001 stock incentive plan, including 1,038,850 shares of common stock issuable upon exercise of options granted under our 2001 stock incentive plan as of March 31, 2001. Once the registration statement covering the shares covered by our 2001 stock incentive plan is declared effective, upon issuance, the shares registered under such registration statement will be subject to Rule 144 volume limitations applicable to our affiliates, available for sale in the open market. See also "Dilution."

         Holders of 12,822,353 outstanding shares of common stock, 6,885,715 outstanding shares of 8% convertible preferred stock and warrants to purchase up to an additional 2,770,922 shares of common stock have certain rights with respect to registration of their common shares and the common shares underlying their 8% cumulative convertible preferred shares and warrants.

         Since Paul Revere is an underwriter, Rule 144 of the Securities Act of 1933 is not available to Paul Revere to sell its shares.

                         COMMON STOCK PURCHASE AGREEMENT

         On March 7, 2001, we entered into a common stock purchase agreement with Paul Revere Capital Partners, Ltd., a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility.

         In general, the drawdown facility operates like this: the investor, Paul Revere, has committed to provide us up to $24 million as we request it over a 24 month period, in return for common stock we issue to Paul Revere. Once every 22 trading days, we may request a draw. The amount we can draw at each request must be at least $100,000. The maximum amount we can actually draw for each request is also limited to the greater of $1,000,000 and 20% of the weighted average price of our common stock for the 22 days prior to the date of our request multiplied by the total trading volume of our common stock for the 22 days prior to our request. We may request a maximum of 24 draws during the 24 month period. We are under no obligation to issue any shares to Paul Revere or to request a drawdown during any period.

         Each 22-day trading period following a drawdown request is divided into two 11 trading day settlement periods. After each 11 trading day settlement period, the final drawdown amount for that settlement period is determined. We are entitled to receive funds on the 13th day and the 23rd day following the delivery of a drawdown notice, one day after the end of each settlement period. The final drawdown amount will be reduced by 1/22 for each day during the 22 trading day period that the volume-weighted average stock price falls below a threshold set by us. We then use the formulas in the common stock purchase agreement to determine the number of shares that we will issue to Paul Revere in return for that money. The formulas for determining the actual drawdown amounts, the number of shares that we issue to Paul Revere and the price per share paid by Paul Revere are described in detail beginning on page 115. The aggregate total of all drawdowns under the equity drawdown facility cannot exceed $24 million.

         The per share dollar amount that Paul Revere pays for our common stock for each drawdown includes a 5% discount to the average daily market price of our common stock for each day during the 22 day trading period after our drawdown request, weighted by trading volume during each such trading day. We will receive the amount of the drawdown less an escrow agent fee of $1,000 and a placement fee equal to 4% of gross proceeds payable to the placement agent, Ladenburg Thalmann & Co., which introduced Paul Revere to us. The price per share that Paul Revere ultimately pays is determined by dividing the final drawdown amount by the number of shares that we issue to Paul Revere.

         We are required to comply with Nasdaq's issuer designation requirements. One of those requirements prevents us from issuing more than 3,728,750 shares, or 19.9% of our outstanding common stock on March 7, 2001 unless and until we receive the approval of our stockholders. We intend to seek stockholder approval at or prior to our 2002 annual meeting of stockholders in case we opt to issue shares of common stock pursuant to the common stock purchase agreement in excess of such amount. The common stock purchase agreement does not permit us to draw funds if the issuance of shares of common stock to Paul Revere pursuant to the drawdown would exceed 8% of our outstanding common stock on the drawdown exercise date. In such cases, we will not be permitted to issue the shares otherwise issuable pursuant to the drawdown and Paul Revere will not be obligated to purchase those shares.

                 THE DRAWDOWN PROCEDURE AND THE STOCK PURCHASES

         We may request a drawdown by faxing to Paul Revere a drawdown notice, stating the amount of the drawdown that we wish to exercise and the minimum threshold price at which we are willing to sell the shares.

AMOUNT OF THE DRAWDOWN

         No drawdown can be less than $100,000 or more than the greater of $1 million and 20% of the weighted average price of our common stock for the sixty days prior to the date of our request multiplied by the total trading volume of our common stock for the 22 days prior to our request.

         The amount of the drawdown request, subject to the limit set forth above, will be reduced by 1/22 for every day in the 22 trading days after our drawdown request that:

- the volume weighted average price is less than the minimum threshold price we designate;

- the common stock is suspended for more than three hours, in the aggregate, or if any trading day is shortened because of a public holiday; or

- if sales of previously drawn down shares pursuant to the registration statement of which this prospectus is a part are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

         The volume weighted average price of any trading day during a pricing period will have no effect on the pricing of the shares purchased during that pricing period.

         Thus, with respect to the first bullet above, if our pricing committee sets a threshold price too high, and if our stock price does not consistently meet that level during the 22 trading days after our drawdown request, then the amount that we can draw and the number of shares that we will issue to Paul Revere will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, then we will be able to drawdown the lesser of our drawdown request and the capped amount, but we will have to issue a greater number of shares to Paul Revere at the reduced price. If we draw on the equity drawdown facility, then we cannot make another drawdown request until the following drawdown period.

NUMBER OF SHARES

         The 22 trading days immediately following the drawdown notice are used to determine the number of shares that we will issue in return for the money provided by Paul Revere, which then allows us to calculate the price per share that Paul Revere will pay for our shares.

         To determine the number of shares of common stock that we can issue in connection with a drawdown, take 1/22 of the drawdown amount determined by the formulas above, and for each of the 22 trading days immediately following the date on which we give notice of the drawdown, divide it by 95% of the volume-weighted average daily trading price of our common stock for that day. The 95% accounts for Paul Revere's 5% discount. The sum of these 22 daily calculations produces the maximum number of common shares that we can issue, unless the volume-weighted average daily price for any given trading day is below the threshold amount, in which case that day is ignored in the calculation.

SAMPLE CALCULATION OF STOCK PURCHASES

         The following is an example of the calculation of the drawdown amount and the number of shares we would issue to Paul Revere in connection with that drawdown based on the assumptions noted in the discussion below.

SAMPLE DRAWDOWN AMOUNT CALCULATION

         For purposes of this example, suppose that we provide a drawdown notice to Paul Revere, and that we set the threshold price at $1.00 per share, below which we will not sell any shares to Paul Revere during this drawdown period. Suppose further that the total daily trading volume for the 22 days prior to our drawdown notice is 1,749,700 shares and that the average of the volume-weighted average daily prices of our common stock for the 22 days prior to the notice is $2.9852. Under these hypothetical numbers, the maximum amount of the drawdown is as follows:

                  the total trading volume for the 22 days prior to our drawdown notice, 1,749,700, multiplied by the average of the volume-weighted average daily prices of our common stock for the 22 days prior to the drawdown notice, $2.9852, multiplied by

                  20%

                  equals $1,044,641.

         The maximum amount we can drawdown under the formula is therefore capped at $1,044,641, subject to further adjustments if the volume-weighted average daily price of our common stock for any of the 22 trading days following the drawdown notice is below the threshold price we set of $1.00. For example, if the volume-weighted average daily price of our common stock is below $1.00 on two of those 22 days, the $1,044,641 would be reduced by 1/22 for each of those days and our drawdown amount would be 20/22 of $1,044,641, or $949,674.

SAMPLE CALCULATION OF NUMBER OF SHARES

         Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our common stock is as set forth in the table below, the number of shares to be issued based on any trading day during the drawdown period can be calculated as follows:

                  1/22 of the drawdown amount of $1,044,641 divided by

                  95% of the volume-weighted average daily price.

         For example, for the first trading day in the example in the table below, the calculation is as follows: 1/22 of $1,044,641 is $47,484. Divide $47,484 by 95% of the volume-weighted average daily price for that day of $3.6102 per share, to get 13,844 shares. Perform this calculation for each of the 22 measuring days during the drawdown period, excluding any days on which the volume-weighted average daily price is below the $1.00 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are two days which must be excluded: days 21 and 22.

         After excluding the days that are below the threshold price, the amount of our drawdown in this example would be $949,674, $474,837 of which would be settled on day 13 for the first settlement period, and $474,837 of which would be settled on day 23 for the second settlement period. The total number of shares that we would issue to Paul Revere for this drawdown request would be 328,707 shares, so long as those shares do not exceed 8% of our then outstanding common stock. Paul Revere would pay $949,660, or $2.889 per share, for these shares.

                              VOLUME WEIGHTED           DRAWDOWN          NUMBER OF SHARES
         TRADING DAY          AVERAGE PRICE(1)           AMOUNT                 SOLD

              1                  $3.6102              $47,483.68               13,844

              2                   3.7355               47,483.68               13,380

              3                   3.8262               47,483.68               13,063

              4                   3.7452               47,483.68               13,345

              5                   3.7001               47,483.68               13,508

              6                   3.7502               47,483.68               13,328

              7                   3.7362               47,483.68               13,377

              8                   3.7388               47,483.68               13,368

              9                   3.3621               47,483.68               14,866

             10                   3.2475               47,483.68               15,391

             11                   2.9190               47,483.68               17,123

             12                   2.4654               47,483.68               20,273

             13                   2.5300               47,483.68               19,756

                              VOLUME WEIGHTED           DRAWDOWN          NUMBER OF SHARES
         TRADING DAY          AVERAGE PRICE(1)           AMOUNT                 SOLD
             14                   2.8174               47,483.68               17,740

             15                   2.8543               47,483.68               17,511

             16                   2.1737               47,483.68               22,944

             17                   2.4308               47,483.68               20,562

             18                   2.7425               47,483.68               18,225

             19                   2.7622               47,483.68               18,095

             20                   2.6365               47,483.68               18,958

             21                   0.7500                       0                    0

             22                   0.7500                       0                    0
                                                      ----------              -------
         Total                                        $949,673.6              328,707

---------------

(1) The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

(2) Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical drawdown notice.

         We would receive the amount of our drawdown $949,674 less a 4% cash fee paid to the placement agent of $37,987 less a $1,000 escrow fee, for net proceeds to us of approximately $910,687. The delivery of the requisite number of shares and payment of the drawdown will take place through an escrow agent, Epstein, Becker & Green, P.C. of New York. The escrow agent pays the net proceeds to us, after subtracting its escrow fee, and 4% to Ladenburg Thalmann, our placement agent, in satisfaction of placement agent fees.

NECESSARY CONDITIONS BEFORE PAUL REVERE IS OBLIGATED TO PURCHASE OUR SHARES

         The following conditions must be satisfied before Paul Revere is obligated to purchase any common shares that we may request from time to time:

         - a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the drawdown settlement date for making resales of the common shares purchased by Paul Revere;

         - trading in our common shares must not have been suspended by the Securities and Exchange Commission or The Nasdaq National Market, nor shall minimum prices have been established on securities whose trades are reported on The Nasdaq National Market;

         - we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement; and

         - no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement.

         A further condition is that Paul Revere may not purchase more than 19.9% of our common shares issued and outstanding on March 7, 2001, without us first obtaining approval from our stockholders for such excess issuance.

COSTS OF CLOSING THE TRANSACTION

         At the initial closing of the transaction on March 7, 2001, we paid $35,000 to cover the fees and expenses of Paul Revere's counsel. Ladenburg Thalmann also received $35,000 to cover its expenses. Ladenburg Thalmann is not obligated to purchase any of our shares pursuant to the stock purchase agreement.

TERMINATION OF THE COMMON STOCK PURCHASE AGREEMENT

         The equity drawdown facility established by the common stock purchase agreement will terminate 24 months from the effective date of the registration statement of which this prospectus forms a part. The facility shall also terminate if we file for protection from creditors, if our common stock is delisted from The Nasdaq National Market, and not promptly relisted on Nasdaq, Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange, or us if we complete another private placement and we pay a $75,000 termination fee.

INDEMNIFICATION OF PAUL REVERE

         Paul Revere is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the common stock purchase agreement, registration statement and the prospectus, except as they relate to information supplied by Paul Revere to us for inclusion in the registration statement and prospectus.

                              SELLING STOCKHOLDERS

OVERVIEW

         Common shares registered for resale under this prospectus constitute 133% of our issued and outstanding common shares as of March 31, 2001. However, the agreement provides that we may not sell more than 3,728,750 shares of common stock, or 19.9% of our issued and outstanding common stock as of March 7, 2001, the date of the common stock purchase agreement, unless and until we receive the approval of our stockholders as required pursuant to Nasdaq's issuer designation requirements. The number of shares we are registering is based in part on our good faith estimate of the maximum number of shares we may issue to Paul Revere under the common stock purchase agreement. We are under no obligation to issue any shares to Paul Revere under the common stock purchase agreement. Accordingly, the number of shares we are registering for issuance under the common stock purchase agreement may be higher than the number we actually issue under the common stock purchase agreement.

PAUL REVERE

         Paul Revere is engaged in the business of investing in publicly traded equity securities for its own account. Paul Revere's principal offices are located at Harbour House, 2nd Floor, Road Town, Tortolla, British Virgin Islands. Investment decisions for Paul Revere are made by its board of directors. Paul Revere does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Paul Revere and us other than as contemplated by the common stock purchase agreement.

                              PLAN OF DISTRIBUTION

GENERAL

         Paul Revere is offering the common shares for its account as statutory underwriter, and not for our account. We will not receive any proceeds from the sale of common shares by Paul Revere. Paul Revere may be offering for sale up to 25,000,000 common shares which it may acquire pursuant to the terms of the stock purchase agreement more fully described under the section of this prospectus entitled "The Common Stock Purchase Agreement." Paul Revere is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common shares and will be acting as an underwriter in its resales of the common shares under this prospectus. Paul Revere has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in the prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of The Nasdaq National Market. We will pay the costs of registering the shares under this prospectus, including legal fees.

         To permit Paul Revere to resell the common shares issued to it under the stock purchase agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Paul Revere that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

         - the date after which all of the common shares held by Paul Revere or its transferees that are covered by the registration statement have been sold by Paul Revere or its transferees pursuant to such registration statement;

         - the date after which all of the common shares held by Paul Revere or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without restriction under the Securities Act of 1933; or

         - the date that is twenty-five (25) months from the effective date of the registration statement.

         Shares of common stock offered through this prospectus may be sold from time to time by Paul Revere, or by pledgees, donees, transferees or other successor in interest to Paul Revere. We will supplement this prospectus to disclose the names of any pledges, donees, transferees, or other successors in interest that intend to offer common stock through this prospectus.

         Sales may be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Paul Revere will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by Paul Revere that there are no existing arrangements between it and any other stockholder, broker, dealer, underwriter or agent relating to the distribution of this prospectus. Paul Revere is an underwriter in connection with resales of its shares.

         The common shares may be sold in one or more of the following manners:

         - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer for its account under this prospectus; or

         - ordinary brokerage transactions and transactions in which the broker solicits purchases.

         In effecting sales, brokers or dealers engaged by Paul Revere may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by Paul Revere. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker- dealer participating in such transactions as agent may receive commissions from Paul Revere, and, if they act as agent for the purchaser of such common shares, from such purchaser.

         Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common shares.

         In addition, any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. However, since Paul Revere is an underwriter, Rule 144 of the Securities Act is not available to Paul Revere to sell its shares. We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part, and have reimbursed Paul Revere $35,000 for its legal, administrative and escrow costs.

         Paul Revere is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 thereunder. Under applicable rules and regulations under the

Exchange Act, any person engaged in a distribution of the common shares may not simultaneously purchase such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution. In addition, in connection with the transactions in the common shares, Paul Revere will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

         Paul Revere will pay all commissions and its own expenses, if any, associated with the sale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

UNDERWRITING COMPENSATION AND EXPENSES

         The underwriting compensation for Paul Revere will depend on the amount of financing that we are able to obtain under the stock purchase agreement, up to a maximum of approximately $1,263,000 if we are able to obtain the entire $24,000,000 in financing. Paul Revere will purchase shares under the stock purchase agreement at a price equal to 95% of the volume-weighted average daily price of our common stock reported on The Nasdaq National Market, for each day in the pricing period with respect to each drawdown request.

         In addition, we are obligated to pay Ladenburg Thalmann, as compensation for its services as Paul Revere's placement agent, a cash fee equal to 4% of the gross proceeds received from Paul Revere under the stock purchase agreement for draw downs under the equity line. The placement agent compensation to Ladenburg Thalmann will depend on the amount of financing that we are able to obtain under the stock purchase agreement, up to a maximum of approximately $960,000 if we obtain the entire $24,000,000 in financing.

LIMITED GRANT OF REGISTRATION RIGHTS

         We granted registration rights to Paul Revere to enable it to sell the common stock it purchases under the common stock purchase agreement. In connection with any such registration, we will have no obligation:

         - to assist or cooperate with Paul Revere in the offering or disposition of such shares;

         - to indemnify or hold harmless the holders of any such shares, other than Paul Revere, or any underwriter designated by such holders;

         - to obtain a commitment from an underwriter relative to the sale of any such shares; or

         -        to include such shares within any underwritten offering we do.

         We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

         We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Paul Revere, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing

         -        the name of any broker-dealers;

         -        the number of common shares involved;

         -        the price at which the common shares are to be sold;

         - the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

         - that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

         -        any other facts material to the transaction.

         Our registration rights agreement with Paul Revere permits us to restrict the resale of the shares Paul Revere has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Paul Revere during any pricing period or the ten (10) consecutive business days after a pricing period and our stock price declines during the restriction period, we are required to pay to Paul Revere cash to compensate Paul Revere for its inability to sell shares during the restriction period. The amount we would be required to pay would be the difference between the highest daily volume weighed average price of the common stock during the restriction period and the price at which the shares were eventually sold, provided the sales are made within five (5) business days of the end of the restriction period.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for LendingTree by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                     EXPERTS

         Our financial statements as of December 31, 1999 and 2000 and for the three years ended December 31, 1998, 1999 and 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information with respect to LendingTree and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedule filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedule filed therewith may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                               Page
LendingTree, Inc.
Report of Independent Accountants...............................................................................F-2
Balance Sheets as of December 31, 1999 and 2000.................................................................F-3
Statements of Operations for the years ended December 31, 1998, 1999 and 2000...................................F-4
Statements of Changes in Shareholders' Equity (Deficit) for the years ended
  December 31, 1998, 1999 and 2000..............................................................................F-5
Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000...................................F-7
Notes to Financial Statements...................................................................................F-8

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of LendingTree, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of LendingTree, Inc. at December 31, 1999 and 2000, and the results of its operations and its cash flows for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Charlotte, North Carolina
February 2, 2001, except for the information presented in Note 14 for which the date is March 20, 2001

                                                                                               DECEMBER 31,
                                                                                          1999              2000
                                                                                        --------         ---------
                                                                                             ($ in thousands)
ASSETS
Current assets:
  Cash and cash equivalents                                                             $  2,419         $   2,666
  Short-term investments                                                                  27,053             4,991
  Restricted short-term investments                                                           --             5,059
                                                                                        --------         ---------
    Total cash and cash equivalents, short-term investments and
      restricted short-term investments                                                   29,472            12,716
  Accounts receivable, net of allowance for
   doubtful accounts                                                                       2,037             7,510
  Prepaid expenses and other current assets                                                  995             1,010
                                                                                        --------         ---------
     Total current assets                                                                 32,504            21,236
Equipment, furniture and leasehold improvements, net                                         739             2,866
Software, net                                                                                347             6,475
Intangible assets, net                                                                        --             6,204
Other assets                                                                                 177               576
Investment in other business                                                                  --               600
                                                                                        --------         ---------
     Total assets                                                                       $ 33,767         $  37,957
                                                                                        ========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                      $  3,530         $   4,778
  Accrued expenses                                                                         2,500             7,790
  Current portion capital lease obligations                                                   --               732
                                                                                        --------         ---------
      Total current liabilities                                                            6,030            13,300
Deposits by subtenants                                                                        --               113
Capital lease obligations                                                                     --               848
Commitments and contingencies (Note 8)
Shareholders' equity:
  Series A Convertible Preferred stock, $.01 par value, 8%
   cumulative, 3,049,031 shares authorized, 1,754,484 shares and none issued and outstanding at December 31, 1999 and 2000,
   respectively                                                                            9,884                --
Series B and C Convertible Preferred stock, $.01 par value, 911,450
  and 268,074 shares authorized, respectively, none issued                                    --                --
Series D Convertible Preferred stock, $.01 par value, 8%
   cumulative, 6,238,639 shares authorized; 6,238,172 shares and none issued and outstanding at December 31, 1999 and 2000,
   respectively                                                                           49,234                --
Common stock, $.01 par value, 100,000,000 shares authorized,
   4,070,655 and 19,653,956 shares issued at December 31,
   1999 and  2000, respectively                                                               41               197
Treasury stock (948,971 shares at December 31, 1999 and
  916,515 shares at December 31, 2000, at cost)                                           (5,978)           (5,774)
Additional paid-in-capital                                                                 9,423           132,080
Accumulated deficit                                                                      (32,146)          (98,149)
Deferred compensation                                                                     (2,767)           (3,056)
Notes receivable from officers for option exercises                                           --            (1,603)
Unrealized gain on available-for-sale securities                                              46                 1
                                                                                        --------         ---------
     Total shareholders' equity                                                           27,737            23,696
                                                                                        --------         ---------
     Total liabilities and shareholders' equity                                         $ 33,767         $  37,957
                                                                                        ========         =========

   The accompanying notes are an integral part of these financial statements

                               LENDINGTREE, INC.
                            STATEMENTS OF OPERATIONS

                                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                                          1998            1999             2000
                                                                                        -------         --------         --------
                                                                                         ($ in thousands, except per share data)
Revenue:
         Network                                                                        $   273         $  6,112         $ 27,465
         Lend-X technology                                                                  136              852            3,348
                                                                                        -------         --------         --------
           Total revenue                                                                    409            6,964           30,813
                                                                                        -------         --------         --------
Cost of revenue:
         Network                                                                            235            2,209            7,568
         Lend-X technology                                                                  149              312            1,804
                                                                                        -------         --------         --------
           Total cost of revenue                                                            384            2,521            9,372
Gross profit:
         Network                                                                             38            3,903           19,897
         Lend-X technology                                                                  (13)             540            1,544
                                                                                        -------         --------         --------
           Total gross profit                                                                25            4,443           21,441
Operating expenses:
   Product development                                                                    1,051            1,109            2,677
   Marketing and advertising                                                              2,494           18,528           56,599
   Sales, general and administrative                                                      2,955           10,056           28,268
                                                                                        -------         --------         --------
           Total operating expenses                                                         6,500           29,693           87,544
                                                                                        -------         --------         --------
Loss from operations                                                                     (6,475)         (25,250)         (66,103)
Miscellaneous expense, net                                                                   --               --             (145)
Loss on impaired investment                                                                                                (1,900)
Interest income, net                                                                         41              505            2,145
                                                                                        -------         --------         --------
Net loss                                                                                 (6,434)         (24,745)         (66,003)
                                                                                        -------         --------         --------
Accretion of mandatorily redeemable preferred stock                                          --             (131)              --
Dividends issued to preferred shareholders on conversion of
preferred stock warrants to common stock warrants                                                           (525)
Accumulated, undeclared dividends on convertible preferred stock                            (24)            (506)              --
Dividends on convertible preferred stock                                                     --           (1,654)          (2,461)
                                                                                        -------         --------         --------
Net loss attributable to common shareholders                                            $(6,458)        $(27,561)        $(68,464)
                                                                                        =======         ========         ========
Net loss per common share - basic and diluted                                           $ (1.88)        $  (7.74)        $  (4.15)
                                                                                        =======         ========         ========
Weighted average shares used in basic and diluted net
  loss per common share calculation                                                       3,435            3,560           16,512
                                                                                        =======         ========         ========

   The accompanying notes are an integral part of these financial statements

                               LENDINGTREE, INC.
            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       CONVERTIBLE PREFERRED
                                                               STOCK                       COMMON STOCK
                                                      ------------------------        ---------------------
                                                      NUMBER OF                       NUMBER OF                   TREASURY
                                                       SHARES           AMOUNT         SHARES        AMOUNT        STOCK
                                                      ---------        -------        ---------      ------       -------
Balance at December 31, 1997                                 --        $    --        2,654,373        $27        $    --
Sale of common stock                                                                  1,041,401         10
Issuance of warrants in conjunction
  with sale of Series A Convertible
Preferred stock and line of credit
Issuance of common stock in lieu
  of compensation/services offered                                                       54,398          1
Issuance of stock options
Dividends on mandatorily redeemable
preferred stock
Net loss
                                                      ---------        -------        ---------        ---        -------
Balance at December 31, 1998                                 --             --        3,750,172         38             --
Exercise of common stock options                                                        274,419          3
Issuance of common stock in lieu
  of compensation                                                                        46,064
Sale of Series D Convertible Preferred
  stock, net                                          6,024,096         47,457
Issuance of warrants in conjunction
  with sale of Series A Convertible
Preferred stock
Conversion of preferred stock from
  mandatorily redeemable                              1,666,667          9,378
Conversion of preferred stock warrants
to common stock warrants
Conversion of convertible notes into
  Series D Convertible Preferred stock                  214,076          1,777
Repurchase of common stock                                                                                         (5,978)
Issuance of stock options in conjunction
  with consulting and severance agreements
Issuance of stock options to employees at
  or below fair market value
Amortization of deferred compensation
Accretion of mandatorily redeemable
preferred stock
In-kind dividends on Series A convertible
  preferred stock                                        87,817            506
Other comprehensive income:
  Unrealized gain, available-for-sale securities
  Net loss
Total comprehensive loss
                                                      ---------        -------        ---------        ---        -------
Balance at December 31, 1999                          7,992,656        $59,118        4,070,655        $41        $(5,978)

                                                                                                                            TOTAL
                                                                                                                           SHARE-
                                                      ADDITIONAL     ACCUM-                      DEFERRED   RECEIVABLES   HOLDER'S
                                                       PAID-IN      ULATED       UNREALIZED       COMP-      ON OPTION     EQUITY
                                                       CAPITAL      DEFICIT     GAINS (LOSSES)   ENSATION    EXERCISES    (DEFICIT)
                                                      ----------    --------    --------------   --------   -----------   ---------
Balance at December 31, 1997                            $1,293      $   (967)        $--         $    --        $--       $    353
Sale of common stock                                     3,918                                                               3,928
Issuance of warrants in conjunction
  with sale of Series A Convertible
Preferred stock and line of credit                          56                                                                  56
Issuance of common stock in lieu
  of compensation/services offered                         210                                                                 211
Issuance of stock options                                  215                                                                 215
Dividends on mandatorily redeemable
preferred stock                                            (24)                                                                (24)
Net loss                                                              (6,434)                                               (6,434)
                                                        ------      --------         ---         -------        ---       --------
Balance at December 31, 1998                             5,668        (7,401)         --              --                    (1,695)
Exercise of common stock options                           494                                                                 497
Issuance of common stock in lieu
  of compensation                                          310                                                                 310
Sale of Series D Convertible Preferred
  stock, net                                                                                                                47,457
Issuance of warrants in conjunction
  with sale of Series A Convertible
Preferred stock                                             25                                                                  25
Conversion of preferred stock from
  mandatorily redeemable                                                                                                     9,378
Conversion of preferred stock warrants
to common stock warrants                                   303                                                                 303
Conversion of convertible notes into
  Series D Convertible Preferred stock                                                                                       1,777
Repurchase of common stock                                                                                                  (5,978)
Issuance of stock options in conjunction
  with consulting and severance agreements                 684                                      (335)                      349
Issuance of stock options to employees at
  or below fair market value                             2,576                                     (2,576)                      --
Amortization of deferred compensation                                                                 144                      144
Accretion of mandatorily redeemable
preferred stock                                           (131)                                                               (131)
In-kind dividends on Series A convertible
  preferred stock                                         (506)                                                                 --
Other comprehensive income:
  Unrealized gain, available-for-sale securities                                      46
  Net loss                                                           (24,745)
Total comprehensive loss                                                                                                   (24,699)
                                                        ------      --------         ---         -------        ---       --------
Balance at December 31, 1999                            $9,423      $(32,146)        $46         $(2,767)       $--       $ 27,737

   The accompanying notes are an integral part of these financial statements

                                LENDINGTREE, INC.
       STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT) - CONTINUED
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       CONVERTIBLE PREFERRED
                                                               STOCK                 COMMON STOCK
                                                      -----------------------    ----------------------                ADDITIONAL
                                                       NUMBER OF                  NUMBER OF                TREASURY      PAID-IN
                                                        SHARES        AMOUNT       SHARES       AMOUNT       STOCK       CAPITAL
                                                      ----------     --------    ----------     -------    --------    ----------
Balance at December 31, 1999                           7,992,656     $ 59,118     4,070,655     $    41    $ (5,978)    $  9,423
Issuance of stock options to employees
  below fair market value                                                                                                  1,320
Issuance of warrants to business partner for
  services provided                                                                                                        1,279
Amortization of deferred compensation
Initial public offering of common stock                                           4,197,500          42                   44,770
In-kind dividends on Series A and D preferred
  stock                                                  269,996        4,115                                             (4,115)
Conversion of Series A and D preferred
  stock to common stock                               (8,262,652)     (63,233)   10,493,503         105                   63,128
Exercise of common stock options                                                    253,221           3                    1,846

Notes receivable from officers for option exercises
Issuance of common stock in connection with
  business acquisition                                                              639,077           6                    4,733
Issuance of equity rights certificate                                                                                      9,844
Reissuance of treasury shares for employee stock
  purchase plan participants                                                                                    204         (148)
Other comprehensive income:
   Unrealized gain, available-for-sale securities
   Net loss
Total comprehensive loss                                      --           --            --          --          --           --
                                                      ----------     --------    ----------     -------    --------     --------
Balance at December 31, 2000                                  --     $     --    19,653,956     $   197    $ (5,774)    $132,080
                                                      ==========     ========    ==========     =======    ========     ========

                                                                                                        NOTE        TOTAL SHARE-
                                                           ACCUM-                     DEFERRED      RECEIVABLES       HOLDERS'
                                                           ULATED      UNREALIZED       COMP-        ON OPTION         EQUITY
                                                           DEFICIT   GAINS (LOSSES)   ENSATION       EXERCISES        (DEFICIT)
                                                          --------   --------------   --------      -----------     ------------
Balance at December 31, 1999                              $(32,146)       $ 46        $(2,767)        $    --         $ 27,737
Issuance of stock options to employees
  below fair market value                                                              (1,320)                              --
Issuance of warrants to business partner for
  services provided                                                                    (1,279)                              --
Amortization of deferred compensation                                                   2,310                            2,310
Initial public offering of common stock                                                                                 44,812
In-kind dividends on Series A and D preferred
  stock                                                                                                                     --
Conversion of Series A and D preferred                                                                                      --
  stock to common stock                                                                                                     --
Exercise of common stock options                                                                                         1,849

Notes receivable from officers for option exercises                                                    (1,603)          (1,603)
Issuance of common stock in connection with
  business acquisition                                                                                                   4,739
Issuance of equity rights certificate                                                                                    9,844
Reissuance of treasury shares for employee stock
  purchase plan participants                                                                                                56
Other comprehensive income:                                                                                                 --
   Unrealized gain, available-for-sale securities                          (45)
   Net loss                                                (66,003)
Total comprehensive loss                                        --          --             --              --          (66,048)
                                                          --------        ----        -------         -------         --------
Balance at December 31, 2000                              $(98,149)       $  1        $(3,056)        $(1,603)        $ 23,696
                                                          ========        ====        =======         =======         ========

    The accompanying notes are an integral part of these financial statements

                                LENDINGTREE, INC.
                            STATEMENTS OF CASH FLOWS

                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                      ---------------------------------------------
                                                                         1998              1999             2000
                                                                      ---------         ---------         ---------
                                                                                    ($ in thousands)
Cash flows used in operating activities:
  Net loss                                                            $  (6,434)        $ (24,745)        $ (66,003)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization                                            46               249             3,232
    Loss on the impairment of investment                                                                      1,900
    Loss on the disposal of fixed assets                                     --                --               148
    Provision for doubtful accounts                                           8               129               945
    Common stock issued in lieu of compensation/
      services rendered                                                     210               310                --
    Common stock options issued in lieu of
      compensation/services rendered                                        223               362                --
    Amortization of deferred compensation                                    --               144             2,310
    Issuance of Series D Convertible Preferred
      stock in lieu of interest                                              --                27                --
    Changes in assets and liabilities:
      Accounts receivable                                                  (251)           (1,911)           (6,402)
      Prepaid expenses and other current assets                             (87)             (918)              (15)
      Other assets                                                          (58)             (117)             (398)
      Accounts payable                                                      665             2,843             1,126
      Accrued expenses and long term liabilities                             15             2,436             3,963
                                                                      ---------         ---------         ---------
        Net cash used in operating activities                            (5,663)          (21,191)          (59,194)
                                                                      ---------         ---------         ---------
Cash flows from (used in) investing activities:
  Purchase of short-term investments                                         --           (27,007)         (134,207)
  Liquidation of short-term investments                                      --                --           156,221
  Purchase of restricted investments                                         --                --           (62,415)
  Liquidation of restricted investments                                      --                --            57,358
  Acquisition of certain assets of another business                          --                --            (6,200)
  Investment in another business                                             --                --            (2,500)
  Investments in software                                                    (5)             (415)           (2,326)
  Purchases of equipment, furniture, leasehold improvements                (226)             (710)           (1,105)
                                                                      ---------         ---------         ---------
      Net cash from (used in) investing activities                         (231)          (28,132)            4,826
                                                                      ---------         ---------         ---------
Cash flows from financing activities:
  Proceeds from sales of common stock and
    warrants and exercise of stock options                                3,921               497               246
  Payment of capital lease obligations                                       --                --              (287)
  Repurchase of common stock                                                 --            (5,978)               --
  Proceeds from issuance of convertible notes                                --             1,750                --
  Proceeds from sale of mandatorily redeemable
    Series A Convertible Preferred stock and warrants,
    net of offering costs                                                 4,656             4,931                --
  Proceeds from initial public offering, net of offering costs               --                --            44,812
  Proceeds from the sale of an equity rights certificate,                    --                --
     net of offering costs                                                                                    9,844
  Proceeds from sale of Series D Convertible
    Preferred stock, net of offering costs                                   --            47,457                --
                                                                      ---------         ---------         ---------
      Net cash provided by financing activities                           8,577            48,657            54,615
                                                                      ---------         ---------         ---------
Net increase (decrease) in cash and cash equivalents                      2,683              (666)              247
Cash and cash equivalents, beginning of period                              402             3,085             2,419
                                                                      ---------         ---------         ---------
Cash and cash equivalents, end of period                              $   3,085         $   2,419         $   2,666
                                                                      =========         =========         =========


    The accompanying notes are an integral part of these financial statements

                                LENDINGTREE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 ($ PRESENTED IN TABLES HEREIN ARE IN THOUSANDS
                         ALL OTHER AMOUNTS ARE AS SHOWN)


1.  THE COMPANY

         LendingTree, Inc. (the "Company" or "LendingTree") was incorporated in the state of Delaware on June 7, 1996 and commenced nationwide operations on July 1, 1998. In August 2000, the Company acquired certain assets (principally a nationwide network of real estate agents) and assumed certain liabilities of HomeSpace Services, Inc.

         LendingTree offers an Internet-based loan marketplace for consumers and lenders. The Company attracts consumer demand to the marketplace through its proprietary website www.lendingtree.com as well as through private-label and co-branded marketplaces enabled by its technology platform, Lend-X(SM). In addition, through its website the Company provides access to other services related to owning, maintaining or buying and selling a home, including a network of real estate brokers.

         Consumers begin the LendingTree process by completing a simple on-line credit request (referred to as a "qualification form"). Data from the qualification form along with a credit score calculated from credit reports retrieved by the system is compared to the underwriting criteria of more than 100 participating lenders in the Company's lender network. Consumers can receive multiple loan offers in response to a single credit request and then compare, review, and accept the offer that best suits their needs. Lenders can generate new business that meets their specific underwriting criteria at a substantially lower cost of acquisition than traditional marketing channels. The Company's marketplace encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans.

         The Company is not a lender. Rather, it is a loan marketplace that seeks to drive efficiency and cost savings in the consumer credit markets for both consumers and lenders. The Company earns revenue from lenders that pay fees for every qualification form that meets their underwriting criteria and is transmitted to them ("transmission fees") and for loans that they close ("closed-loan fees"). The Company's website is powered by its loan marketplace technology platform, Lend-X.

         The Company also licenses access to and/or hosts its Lend-X technology for use by other businesses, enabling them to create their own customized co-branded or private-label lending exchanges. Through these Lend-X partnerships, the Company can earn revenue both from technology fees related to customization, licensing and hosting the third party exchange, as well as from network sources (transmission fees and closed-loan fees).

2.  BUSINESS CONDITIONS AND LIQUIDITY CONSIDERATIONS

         During 2000, the Company required $59.2 million of cash to fund operations; such amounts were expended primarily for advertising, expansion of the infrastructure and support personnel, and working capital needs. Since inception, the Company has incurred significant losses and had an accumulated deficit of $98.1 million as of December 31, 2000. These uses of cash, losses and accumulated deficit have resulted from the significant costs incurred for advertising and marketing efforts to build and maintain brand awareness. Additionally, significant costs have been incurred for employment expenses related to the establishing relationships with lenders, real estate brokers and other business partners and the development of Lend-X as well as for other general corporate purposes. Because the Company plans to continue to invest in these items, the Company anticipates that it will continue to incur losses and experience negative cash flow from operations throughout 2001. As of December 31, 2000, the Company had approximately $12.7 million in cash, cash equivalents and short-term investments. Of this amount, $5.1 million was restricted under an escrow arrangement with the Company's advertising agency.

         As more fully described in note 14, subsequent to 2000, the Company signed definitive documents for the following financing transactions:

- The sale of 3.8 million Series A 8% Convertible Preferred shares of stock for $ 13.4 million (excluding 200,000 shares sold to the Company's Chief Executive Officer, funded by a loan from the Company for $700,000 and excluding approximately 2.9 million shares of Series A Convertible Preferred issued to Capital Z in exchange for the Equity Rights Certificate issued to them on September 29, 2000, for which the Company received $10 million).

- A two year, $5 million secured revolving line of credit with the Union Labor Life Insurance Company ("ULLICO"). Amounts outstanding under the ULLICO line of credit bear interest at a rate of 6% payable in cash and an additional amount payable in warrants ("Interest Warrants") as more fully described in the note 14.

- A 24-month facility to provide a $2.5 million revolving loan with the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Amounts outstanding under the Freddie Mac facility bear interest at a rate of 10% payable in cash and an additional amount payable in warrants ("Interest Warrants") as more fully described in the note 14.

- A $24 million equity line whereby the Company may, at its discretion sell shares of its common stock to an investor from time-to-time subject maximum sale limitations in any one monthly period, for up to a total of $24 million. With respect to the shares to be sold under this arrangement, in addition to other requirements, the Company must file a registration statement and have it declared effective by the Securities and Exchange Commission "SEC" before it can sell such shares to the investor in this arrangement.

         While the number of Interest Warrants to be issued under the $5 million revolving line of credit and the $2.5 million revolving loan will be determined as described in the notes to the Company's financial statements, the actual amount of interest expense will be based on the fair value of these securities on the date that they are issued. Management believes that the existing cash and cash equivalents, the proceeds from the Series A Preferred Stock sales noted above, the availability of the revolving credit facilities noted above and cash generated from operations will be sufficient to fund the Company's operating and capital needs through 2001.

         Although the Company has historically experienced significant revenue growth and plans to reduce negative cash flows from operations, the operating results for future periods are subject to numerous uncertainties. There can be no assurance that revenue growth will continue or that the Company will be able to achieve or sustain profitability. Hence, the Company's liquidity could be significantly affected. However, if revenue does not grow as anticipated or if the Company is unable to successfully raise sufficient additional funds through the $24 million equity line referred to above, or in another manner, management would reduce discretionary operating expenditures, including advertising and marketing and certain administrative and overhead costs. While the Company believes that available funds will be sufficient to fund its operations and capital expenditures through 2001, after which management believes the Company will become cash flow positive, failure to generate sufficient revenue or to reduce costs as necessary could have a material adverse effect on the Company's ability to continue as a going concern and achieve its business objectives.


         Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to the Company. If additional funds are raised through the issuance of equity securities, the Company's shareholders may experience significant dilution.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include percentage complete under long-term contracts and the valuation of the Company's common stock, options and warrants. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

         The aggregate fair values of the Company's short-term investments (all available-for-sale investments in short-term corporate commercial paper) as of December 31, 1999 and 2000 were as follows:

[GRAPHIC OMITTED]


         The specific identification cost basis is used to determine realized gains on the Company's available-for-sale securities. The unrealized holding gains of $46,000 and $1,000 are included as a separate component of shareholders' equity for the years ended December 31, 1999 and 2000. Investments in available-for-sale securities are carried at fair value.


RESTRICTED INVESTMENTS

         As of December 31, 2000, the Company had $5.1 million of investments held in an escrow account. This account was established by the Company and its advertising agency to maintain funds set aside by the Company for non-cancelable and approved expenditures and services of the advertising agency. Disbursements from the escrow account can only be made with signatures from both the Company and the advertising agency. The fund is used only for advertising costs the Company has approved in advance. Disbursements from the escrow account are made no sooner than one month following the invoice date for the expenditures. The Company receives all income earned on funds held in this escrow account.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of cash and cash equivalents, accounts payable and accounts receivable at December 31, 1999 and 2000 approximated their fair value due to the short-term nature of these items. The carrying value of the Company's short-term investments at December 31, 2000 approximated their fair values.

EQUIPMENT, FURNITURE, LEASEHOLD IMPROVEMENTS AND INTANGIBLE ASSETS

         The Company's equipment and furniture are stated at cost less accumulated depreciation and are being depreciated using the straight-line method over their estimated useful lives, which range from one to five years. Leasehold improvements are stated at cost and are depreciated over the shorter of the lease period or the estimated useful life of the improvement. Ordinary maintenance and repair costs are expensed as incurred.

         Intangible assets consist of identifiable intangible assets and are amortized on a straight- line basis over periods ranging from 2.75 years to 3.75 years. See notes 5 and 13.

IMPAIRMENT OF LONG-LIVED ASSETS

         The Company evaluates the recoverability of its property and equipment and intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets or the business to which such assets relate. No impairments were required to be recognized during the years ended December 31, 1998, 1999 or 2000.

INCOME TAXES

         The Company accounts for income taxes using the liability method whereby deferred tax assets or liabilities are recognized for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is "more likely than not" that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.


REVENUE RECOGNITION

Network:

         The Company's network revenue principally represents transmission fees and closed-loan fees paid by lenders that received a transmitted credit request or closed a loan for a consumer that originated through the Company's website, www.lendingtree.com. Additionally, the Company earns revenue through a network of real estate brokers who compensate the Company for real estate transactions that generally originate from a consumer on the Company's or a partner's website. Transmission fees are recognized at the time qualification forms are transmitted, while closed-loan fees are recognized at the time the lender reports the activity to the Company, which may be up to four months after the qualification form is transmitted. Revenue earned through the Company's network of real estate brokers is recognized upon notification by the broker that a real estate transaction has closed.

         Additional network revenue is derived from credit requests that are received through private-label or co-branded websites of other businesses ("Lend-X partners") that are enabled by the Company's Lend-X technology. If these qualification forms are successfully transmitted to or fulfilled by one of the Company's network lenders, the Company earns transmission fees and/or closed-loan fees, if applicable, from that lender, which are recognized as described above. In arrangements where the Company brokers loans to a specific lender for a Lend-X partner, the Company receives a fee at the time the loan closes.

Technology:

         Lend-X technology revenue is related primarily to hosting, licensing access to and modifying the Company's proprietary software for use by lenders and other third parties.

         When the fees for implementation, consulting and other services are bundled with hosting services fees, they are unbundled using the Company's objective evidence of the fair value of the multiple elements represented by the Company's customary pricing for each element in separate transactions. If such evidence of fair value for each element of the arrangement does not exist, then, in accordance with SAB No. 101, the revenue for the entire arrangement is deferred and recognized over the longer of the term of the related contract or the expected service period.

         Revenue from implementation, customization and training services is recognized as the services are performed. Maintenance and hosting service revenues are recognized ratably over the longer of the term of the underlying agreement or the expected service period. Maintenance includes technical support and updates and upgrades to the Company's software. The Company's hosting arrangements do not permit customers to take possession of the Company's software.

         When the contractual arrangement requires the Company to provide services for significant implementation, customization or modification of the software or when the customer considers these services essential to the functionality of the software product, both the software license revenue and consulting services revenue are recognized in accordance with the provisions of Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The Company recognizes revenue from these arrangements using the percentage-of-completion method primarily based on labor hour inputs. Therefore, during the implementation period, both product license and consulting services revenue are recognized as work progresses.

         The Company recognizes revenue from sales of software licenses upon persuasive evidence of an arrangement (as provided by agreements or contracts executed by both parties), delivery of the software and determination that collection of a fixed or determinable license fee is considered probable.

         Maintenance and support revenue is recognized ratably over the period the services are provided.

         Losses, if any, are recognized when identified.

COST OF REVENUE

Network:

         The Company's network cost of revenue includes salary and benefit costs of the borrower relations and implementation groups, credit agency scoring fees, consumer promotion costs, and the costs of website hosting hardware. Network cost of revenue also includes amounts the Company pays its Lend-X partners.

Technology:

         Cost of revenue related to Lend-X technology includes direct costs of modifying the Company's proprietary software for licensing to lenders and the cost of servers related to hosting the systems for these licensees. When revenue has been deferred for hosting contracts, the Company defers the related direct costs incurred and recognizes these costs pro rata with the related revenue.

MARKETING AND ADVERTISING EXPENSES

         Marketing and advertising expenses consist primarily of costs of advertising, trade shows, fees paid to affiliates, and certain indirect costs. All costs of advertising the services and products offered by the Company are expensed as incurred. Advertising expense totaled approximately $1.8 million, $17.1 million and $50.7 million in the years ended December 31, 1998, 1999 and 2000, respectively.

SOFTWARE DEVELOPMENT COSTS

         Software development costs primarily include expenses incurred by the Company to develop its proprietary software and to enhance and upgrade its website.

         The Company accounts for the software development costs associated with software to be sold or marketed in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," which requires software development costs to be capitalized beginning when a product's technological feasibility is established and ending when a product is available for general release. For 2000, the Company capitalized development costs related to software to be sold or marketed of approximately $.1 million.

         The Company accounts for the software development costs associated with internal use software in accordance with Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized. SOP 98-1 requires that certain costs incurred during the application development stage be capitalized, while costs incurred during the preliminary project stage and post-implementation/operation stage should be expensed as incurred.

         For 2000, the Company capitalized internal use software development costs of approximately $2.2 million, respectively, (including compensation costs, purchased software and consulting costs related to internal use software projects). Additionally, the Company has recorded capitalized software costs for its purchase of technology through an acquisition. Prior to the year ended December 31, 2000, capitalized software costs included only software purchased from third parties.

         Capitalized software development costs are amortized over the estimated life of the related application, which range from 1 to 3 years.

STOCK-BASED COMPENSATION

         The Company accounts for the effect of its stock-based compensation plans for employees under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") using the optional intrinsic value method. The intrinsic value method results in compensation cost equal to the excess of the fair value of the stock over the exercise or purchase price at the date of award. Such compensation costs are recorded over the vesting period of the respective option and presented in the statement of operations as a cost of revenue or operating expense, consistent with where the options' compensation is recorded. The Company also discloses the pro forma income statement effect of its stock-based compensation plans as if the Company had adopted the fair value approach. The fair value approach results in compensation cost using an option-pricing model that takes into account the fair value at the grant date, the exercise price, the expected life of the award, the expected dividends, and the risk- free interest rate expected over the life of the award.

         The Company accounts for the effect of its stock-based compensation for non-employees under SFAS No. 123, using the fair value approach.

SIGNIFICANT CUSTOMERS AND CONCENTRATIONS

         Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash equivalents are invested in repurchase agreements on an overnight basis with high credit quality financial institutions. Short-term investments are comprised of commercial paper from a diverse group of high credit quality issuers.

         For the years ended December 31, 1999 and 2000, no lender exceeded 10% of the Company's revenue. For the year ended December 31, 1998, four lenders comprised 27%, 13%, 12%, and 11% of the Company's total revenue. All of the Company's revenues are from transactions originating in the United States.

         In 2000, one customer accounted for 71% of the Company's Lend-X technology revenue. In 1999, two customers accounted for 49% and 45% of the Company's Lend-X technology revenue. In 1998, one customer accounted for 83% of the Company's Lend-X technology revenue.

         As of December 31, 2000 one customer accounted for approximately 22% of the accounts receivable balance. At December 31, 1999 no customer exceeded 10% of the Company's accounts receivable balance. As of December 31, 1998, two lenders comprised 41% and 13% of the Company's accounts receivable balance. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of lenders comprising the Company's customer base.

NET LOSS PER COMMON SHARE

         The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS No. 128") Under the provisions of SFAS No. 128 basic net loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding. Diluted net loss available to common shareholders is computed by dividing net loss by the weighted average number of common shares and dilutive potential common shares then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of convertible preferred stock.

         The calculation of net loss per common share for years ended December 31, 1998, 1999 and 2000 does not include .7 million, 5.2 million and 1.7 million, respectively, of weighted average potential common shares as their impact would be antidilutive.

SEGMENT REPORTING

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related

Information," ("SFAS No. 131"). This statement establishes standards for the way companies report information about business segments in annual and interim financial statements.

         Management has organized the Company's operations into three operating segments: the LendingTree network, Lend-X Technology and Realty Services. However, for purposes of reporting, the LendingTree network and the Realty Services operating segments are aggregated into one reportable segment based on a consistent type of customer, methods used to reach the consumer and the relative small size of the Realty Services operating segment in comparison to the total business.

         The network is primarily focused on enabling consumers to receive multiple loan offers in response to a single, on-line, credit request and then compare, review and accept the offer that best suits their needs. The network is also focused on providing lenders the ability to generate new business that meets their specific underwriting criteria. Consumers can reach the network through the Company's website, www.lendingtree.com or through a variety of private-label or co-branded websites sponsored by the Company's Lend-X partners. Once on the network, consumers can apply for a variety of loan products and in certain cases request connection with a real-estate broker.

         The Lend-X Technology segment is focused on enabling other businesses with the technology they need to create their own single or multi-branded online loan centers.

         Management regularly reviews the revenue, cost of revenue and gross margins, (which are presented on the statement of operations) for these segments. No other operating expenses or assets or liabilities of the Company are segregated or allocated into these segments for review by management. There are no inter-segment revenues.

CASH FLOW INFORMATION

         For the years ended December 31, 1998, 1999 and 2000 the Company paid interest of less than $.1 million in each year and paid no income taxes during such periods.

A supplemental schedule of non-cash financing activities follows:

                                                                           Year Ended
                                                                          December 31,
                                                                          ------------
                                                           1998               1999               2000
                                                        ----------        ------------        ---------
Conversion of preferred stock and accumulated
  dividends into common stock                           $      --          $      --          $  63,233

Notes receivable issued to officers for option
   exercises                                            $      --          $      --          $   1,603

Acquisition of assets through capital leases            $      --          $      --          $   1,867

Accretion of mandatorily
 redeemable preferred stock                             $      --          $     131          $      --

Dividends issued to preferred
 shareholders on conversion of
 preferred stock warrants to
 common stock warrants                                  $      --          $     525          $      --

Dividends on convertible preferred
 stock                                                  $      24          $     506          $   2,461

Conversion of convertible notes and
 accrued interest into Series D
 Convertible Preferred stock                            $      --          $   1,777          $      --

Issuance of warrants in conjunction
 with Series A financing and
 convertible promissory notes                           $      56          $      63          $      --


RECLASSIFICATIONS

         Certain reclassifications were made to the prior year financial statements to conform them to the current presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

         In November 2000, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). This statement replaces FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". It revises the standards for accounting for securitizations and others transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March

31, 2001. The Company does not anticipate that adoption of this standard will have any material impact on its financial condition or results of operations.

         At the November 15-16, 2000 Emerging Issue Task Force ("EITF") meeting, the EITF discussed and reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives". The issue addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor and without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. The effective date of EITF Issue 00-14 will be April 1, 2001. The Company does not anticipate that adoption of the provisions of EITF Issue 00-14 will result in any material impact to the Company's financial position or results of operations.

         In June 1998, the FASB issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" which was to become effective January 1, 2000 for most entities. Because of significant adoption related issues, the original standard has been amended twice: first by SFAS 137 to defer the effective date for one year (January 1, 2001), and second by FAS 138 to ease implementation difficulties. The Company adopted SFAS 133 on January 1, 2001 and does not anticipate this standard will have any material impact on its financial condition or results of operations.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"), which provides guidance on the recognition, presentation, and disclosures of revenue in financial statements filed with the SEC. SAB 101, as amended by SAB 101A and SAB 101B, outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a significant impact on the Company's financial condition or results of operations.

         In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25. This Interpretation clarifies:

         (a)      the definition of employee for purposes of applying Opinion
                  25,

         (b) the criteria for determining whether a plan qualifies as a non compensatory plan,

         (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and

         (d) the accounting for an exchange of stock compensation awards in a business combination.

         This Interpretation became effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 did not have a material impact on the Company's financial condition or results of operations.

         In March 2000, the EITF reached a consensus on the issues in Issue 00-03, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. The Task Force determined that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Arrangements that do not give the customer such an option are service contracts and are outside the scope of 97-2. The Company's current revenue recognition policies and practices are consistent with existing industry practice and with EITF Issue No. 00-3.

4. ACCOUNTS RECEIVABLE

Trade accounts receivable consists of the following at December 31:

                                                     December 31,
                                            -----------------------------
                                               1999                2000
                                            ---------            --------
Accounts receivable                         $   2,155            $  8,159
Less: allowance for doubtful accounts            (118)               (649)
                                            ---------            --------
                                            $   2,037            $  7,510
                                            =========            ========

         The provision for doubtful accounts, in dollars and as a percentage of sales, was $8,000 (2%), $129,000 (1.9%) and $945,000 (3.1%) for the years ended
December 31, 1998, 1999 and 2000, respectively. Write-offs of accounts receivable, in dollars and as a percentage of sales, were $0 (0%), $18,000 (0.3%) and $414,000 (1.3%) for the years ended December 31, 1998, 1999 and 2000, respectively.

5.  NON-CURRENT ASSETS

         The Company's non-current assets consist principally of the following:

                                                                            December 31,
                                             Expected Life       -------------------------------
                                                (Years)            1999                   2000
                                             -------------       --------               --------
Equipment, furniture and
leasehold improvements
  Computer hardware                                 2 to 3       $    545               $  1,834
  Office furniture and equipment                    3 to 5            381                  1,801
  Leasehold improvements                     Life of lease             --                     37
                                                                 --------               --------
                                                                      926                  3,672
  Accumulated depreciation                                           (187)                  (806)
                                                                 --------               --------
  Net                                                            $    739               $  2,866
                                                                 ========               ========

Software
  Computer systems software                         1 to 3       $    420               $  7,168
  Work in progress                                                     --                    794
                                                                 --------               --------
                                                                      420                  7,962
  Accumulated amortization                                            (73)                (1,487)
                                                                 --------               --------
  Net                                                            $    347               $  6,475
                                                                 ========               ========

Intangible Assets
   Realtor network                                       3       $     --               $  6,644
   Affinity program partner contracts         2.75 to 3.75             --                    559
                                                                 --------               --------
                                                                       --                  7,203
   Accumulated amortization                                                                 (999)
                                                                 --------               --------
   Net                                                           $     --               $  6,204
                                                                 ========               ========

         Depreciation expense for equipment, furniture and leasehold improvements for the years ended December 31, 1998, 1999 and 2000 was approximately $.1 million, $.2 million and $0.7 million, respectively.


         Amortization expense for software for the years ended December 31, 1998, 1999 and 2000 was negligible, $.1 million and $1.5 million, respectively.


         Amortization expense for intangible assets for the year ended December 31, 2000 was $1 million.

6.  ACCRUED EXPENSES

         Accrued expenses are comprised of the following:

                                                  December 31,
                                           --------------------------
                                             1999               2000
                                           -------            -------
Professional services and other fees       $   706            $   516
Advertising                                    460                744
Lease Termination Charge                       454                176
Incentive and other compensation               385              3,638
Deferred revenues                              209              1,601
Consumer promotional costs                      --                769
Other                                          237                346
                                           -------            -------
  Total Accrued Expenses                   $ 2,451            $ 7,790
                                           =======            =======


7.  SHAREHOLDERS' EQUITY

EQUITY RIGHTS CERTIFICATE

         On September 29, 2000, Capital Z Partners ("Capital Z"), the Company's largest shareholder, purchased an Equity Rights Certificate from the Company for $10 million. This Certificate is initially exercisable for 1,253,918 shares of the Company's common stock (equivalent to $7.975 per share), and warrants to purchase 225,000 shares of the Company's common stock with an initial exercise price of $7.975. Capital Z also received a commitment fee warrant to purchase 135,000 shares of the Company's common stock with an initial exercise price of $7.975.

         The Equity Rights Certificate may be exercised at the election of Capital Z anytime up to and including the fifth business day following June 30, 2001. The Equity Rights Certificate contains anti-dilution provisions, including provisions that allow Capital Z to receive additional shares of the Company's common stock if certain events occur prior to the expiration of the Certificate. Such events include, among others, a subsequent financing in which the Company receives consideration of at least $15 million, a Sale Transaction or a Going Private Transaction (as those terms are defined in the Equity Rights Certificate). If the Equity Rights Certificate has not been exercised by June 30, 2001 and the price of the Company's stock is less than $7.975, Capital Z will receive additional shares of the Company's common stock upon exercise of the Certificate. Upon exercise of the Equity Rights Certificate, the warrants issued therewith will have an exercise period that starts September 29, 2001 and ends September 29, 2005. The anti-dilution provisions described above also apply to the warrants and therefore the actual exercise price of the warrants will be determined at the time of issuance. See Subsequent Events in Note 14.

         The commitment fee warrant is exercisable at any time on or after September 29, 2001 and until September 29, 2005 at an exercise price of $7.975 per share. This exercise price is subject to adjustment upon the occurrence of the events described above. See Subsequent Events in Note 14.

COMMON STOCK

         On February 15, 2000, the Company completed the sale of 4,197,500 shares of its common stock at an initial public offering ("IPO") price of $12.00 per share, raising approximately $44.8 million, net of offering expenses, underwriting discounts and commissions. Simultaneous with the closing of the initial public offering, all previously outstanding shares of convertible preferred stock including accumulated, unpaid in-kind dividends through that date were automatically converted into an aggregate of 10.5 million shares of common stock.

STOCK SPLIT

         In January 2000, the Board of Directors approved a 1.27-for-1 common stock split that was effective February 22, 2000 upon the closing of the Company's initial public offering. The financial statements for all periods presented have been restated to reflect the effect of this stock split. In addition, the Board approved an amendment to the Company's certificate of incorporation, effective in conjunction with the Company's Form S-1
Registration Statement, increasing the authorized capital stock to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $0.01 per share.

PREFERRED STOCK

SERIES A SALE

         Effective December 9, 1998, the Company entered into a Convertible Preferred Stock and Warrant Purchase Agreement (the "Preferred Stock Agreement") under which it sold, in the Initial Closing, 833,334 shares of Series A Convertible Preferred stock at $6.00 per share and a warrant to purchase 260,000 shares of Series A Convertible Preferred stock with an exercise price of $6.00 per share (the "Series A Warrant"). The Series A Warrant was recorded by allocating the fair value of this warrant determined using an option valuation model, from the proceeds received in the Initial Closing. Proceeds from the Initial Closing totaled $4.7 million, net of expenses of approximately $.3 million. In addition, the Company issued a warrant to purchase 63,500 shares of common stock at approximately $4.72 per share (the "Common Warrant") to a broker in connection with the Agreement, the fair value of which (approximately $48,000) is included in offering costs. The fair value of the common warrants was calculated utilizing an option valuation model.

         During March 1999 (the "Second Closing") the Company sold 500,000 shares of Series A Convertible Preferred stock at a price of $6.00 per share and a warrant to purchase 40,000 shares of Series B Convertible Preferred stock at $9.00 per share (the "Series B Warrant"), for gross proceeds of $3.0 million. During May 1999 (the "Third Closing") the Company sold 333,334 shares of Series A Convertible Preferred stock at $6.00 per share for gross proceeds of $2.0 million. The Company also granted a warrant to the investors in the Third Closing to purchase 33,020 shares of common stock at approximately $7.87 per share. The fair value of these warrants was approximately $12,000 and was calculated using an option valuation model.

         On September 20, 1999, the shareholders approved an amendment of the Company's certificate of incorporation, under which the Company authorized 10,467,194 shares of preferred stock, $.01 par value per share, consisting of four series of convertible preferred stock (the "Series A Preferred," "Series B Preferred," "Series C Preferred" and "Series D Preferred" stock). Preferred shareholders were entitled to cumulative dividends that accrued on a daily basis at a rate of 8% per annum.

SERIES D SALE

         On September 20, 1999, the Company entered into a Series D Convertible Preferred Stock Purchase Agreement (the "Series D Agreement") under which it sold 6,024,096 shares of Series D Convertible Preferred stock at $8.30 per share for total gross proceeds of approximately $50 million. The Company utilized approximately $6.0 million of these proceeds to repurchase 948,971 shares of common stock (of which 666,750 shares were purchased from Board members for approximately $4.2 million in connection with their departure from the Board) which has been reflected as treasury stock in the accompanying financial statements. The Company also incurred approximately $2.5 million in offering costs, which have been netted against the proceeds.

         Effective upon the closing of the Company's public offering of common stock on February 22, 2000, all outstanding shares of preferred stock and accumulated undeclared dividends automatically converted into 10.5 million shares of common stock.

CONVERTIBLE PROMISSORY NOTES

         During June and July 1999, the Company entered into Convertible Promissory Note Agreements (the "Notes") with certain individuals from which the Company received a total of $1.75 million. The Company also issued 53,340 warrants to purchase common stock at approximately $7.87 per share to the purchasers of these Notes. These warrants were valued at approximately $19,000 using an option valuation model. The value of these warrants was recognized as interest expense during the year ended December 31, 1999.

         The Notes bore interest at 8% per annum, compounded quarterly. The Notes plus accrued interest converted to 214,076 shares of Series D Convertible Preferred stock in connection with the Series D Convertible Preferred stock sale described above.

SERIES A AND B WARRANTS

         In conjunction with the sale of Series D Convertible Preferred stock, the Series A Convertible Preferred shareholders exchanged their Series A and Series B Warrants for warrants to purchase 381,000 shares of common stock at approximately $4.72 per share. The exchange has been reflected in the financial statements as a distribution to the preferred shareholders equivalent to the excess of the current fair value of the new warrant over the carrying value of the existing warrants, and has been included in the calculation of net loss attributable to common shareholders for the year ended December 31, 1999. The new warrants issued were valued at approximately $.8 million utilizing an option valuation model.

COMMON WARRANTS

         The Company granted a warrant to purchase 127,000 shares of common stock at approximately $7.52 per share to Prudential Securities Incorporated ("Prudential"), a broker in connection with the Series D Agreement, the fair value of which (approximately $.5 million) was calculated using an option valuation model and was included in offering costs of the Series D sale.

         In January 2000, Prudential, an underwriter for the Company's initial public offering agreed to exchange its existing warrant to purchase 127,000 shares of the Company's common stock at an exercise price of $7.52 per share for a new warrant to purchase 127,000 shares of common stock at an exercise price equal to the initial public offering price of common stock. The new warrant is exercisable for a five year period from the date of the first warrant or through September 21, 2004. Upon the exchange of these warrants, the Company recorded an offset to the IPO proceeds of approximately $.1 million based upon the fair value of the new warrant issued in excess of the existing warrant based upon an option valuation model.

         Also during January 2000, the Company entered into an agreement for an initial one-year period with CNBC to co-brand a web site. In February 2000, the Company granted two warrants to CNBC in connection with this agreement. Each warrant is for the purchase of 95,250 shares of the Company's common stock at $7.87 per share. The first warrant, granted February 2, 2000, with an underlying fair value of $11.00, was immediately vested and exercisable at the date of grant. The second warrant was granted February 15, 2000 with an underlying fair value of $12.00 and was also immediately vested and exercisable. An expense of approximately $1.3 million, calculated using an option valuation model, is being recognized ratably for services provided CNBC over the initial one-year period of the agreement. For the year ended December 31, 2000, the Company recognized a charge for these warrants of approximately $1.2 million.

         In addition to common warrants issued as described above, the Company also issued a warrant to purchase 9,525 shares of common stock at approximately $4.72 per share in connection with a line of credit provided by a shareholder. The fair value of this warrant (approximately $7,000) was recognized in expense during the year ended December 31, 1998. This warrant was valued using an option valuation model. The line of credit is no longer available and no amounts were outstanding as of December 31, 1998.

         At December 31, 2000, the Company had outstanding warrants to purchase 992,885 shares of common stock, with exercise prices ranging from approximately $4.72 - $12.00. Expiration dates range from November 2003 through September 2005.

EMPLOYEE STOCK OPTIONS AND OTHER BENEFIT PLANS

         The Company has established the 1997, 1998 and 1999 Stock Option Plans (the " Plans"). The Plans, as amended, provide for the granting of both incentive stock options and non-qualified stock options to employees, officers, directors and consultants of the Company. The Plans authorized approximately 5 million shares for option grants to be issued prior to September 2009.

         On October 25, 2000, the Board of Directors approved the 2001 Stock Option Plan (the "2001 Plan") which provides for the granting of both incentive stock options and non-qualified stock options to employees, officers, directors and consultants of the Company. The 2001 Plan is subject to shareholder approval and allows for a maximum of 4,000,000 shares for option grants to be issued prior to October 25, 2010.

         Under all of the Company's stock option plans, the exercise price of any incentive stock option shall not be less than the fair value of the stock on the date of grant or less than 110% of the fair value in the case of options holding more than 10% of the total combined voting power of all classes of stock of the Company. Options under the Company's stock option plans are exercisable for ten years from the date of grant, except for incentive stock options granted to options holding more than 10% of the total combined voting power of all classes of stock, which must be exercised within five years.

         The Company's stock option plans generally provide for a four-year vesting requirement with one-quarter of such shares vesting at the end of one full year and on an annual basis thereafter. Upon a change of control, as defined, 50% of all unvested stock options shall vest. If a change of control occurs, the compensation committee to the Company's Board of Directors has authority to vest the remaining 50% of unvested options that are otherwise not automatically vested.

         A summary of incentive stock options awarded to employees during the years ended December 31, 1998, 1999 and 2000 follows (exercise prices are expressed in actual dollars):

                                                                     Weighted
                                                                     Average         Exercise
                                                    Number of        Exercise          Price
                                                     Options          Price            Range
                                                    ---------        --------      -------------
Outstanding as of December 31, 1997                   112,533         $ 1.43       $        4.00
Granted at fair value                                 571,695           4.56        1.43 -  5.20
Exercised                                             (65,087)          3.09        1.43 -  4.72
                                                    ---------         ------       -------------
Outstanding as of December 31, 1998                   619,141           4.15        1.43 -  5.20
Granted at fair value                                 521,660           5.09        4.72 -  6.06
Granted below fair value                              530,466           5.68        5.51 -  6.53
Cancelled/Forfeited                                  (218,377)          4.85        4.72 -  5.20
                                                    ---------         ------       -------------
Outstanding as of December 31, 1999                 1,452,890           4.93        1.43 -  6.53
Granted at fair value                               1,632,743           5.32        2.38 - 16.31
Granted below fair value                              537,924           9.30        9.25 - 10.43
Exercised                                             (56,757)          4.22        3.54 -  5.51
Cancelled/Forfeited                                  (465,352)          6.71        3.54 - 16.31
                                                    ---------         ------       -------------
Outstanding as of December 31, 2000                 3,101,448         $ 5.65       $1.43 -$16.13
                                                    =========         ======       =============

         A summary of non-qualified stock options awarded during the years ended December 31, 1998, 1999 and 2000 follows (exercise prices are expressed in actual dollars):

                                                        Weighted
                                                         Average       Exercise
                                         Number of      Exercise        Price
                                          Options        Price          Range
                                         ----------      ------      ------------

Outstanding as of December 31, 1997         938,262      $ 1.43      $ 1.43-$1.57
Granted at fair value                       274,439        4.76         3.54-5.20
                                         ----------      ------      ------------
Outstanding as of December 31, 1998       1,212,701        2.19         1.43-5.20
Granted at fair value                       287,752        5.81         4.72-6.06
Granted  below fair value                   403,682        5.23         4.72-5.51
Exercised                                  (274,419)       1.80         1.43-4.72
Canceled/forfeited                         (111,610)       4.80         4.72-5.20
                                         ----------      ------      ------------
Outstanding as of December 31, 1999       1,518,106        3.56         1.43-4.72
Granted at fair value                       584,970        4.92        2.80-12.00
Granted below fair value                    229,844        9.43        9.25-12.00
Exercised                                  (196,464)       8.19        1.43-12.00
Cancelled/Forfeited                         (42,186)       5.51         5.51-5.51
                                         ----------      ------      ------------
Outstanding as of December 31, 2000       2,094,270      $ 4.11      $1.43-$12.00
                                         ==========      ======      ============

Exercisable as of December 31, 2000       1,037,801      $ 2.73      $ 1.43-$6.06
                                         ==========      ======      ============

         The following table summarizes information about the Company's stock options (exercise prices are actual dollars):

                             Options Outstanding at
                                December 31, 2000
                          -----------------------------
  Exercise                  Number        Remaining                 Options
   Price                  Outstanding  Contractual Life           Exercisable
-----------               -----------  ----------------           -----------

$  0 -$1.63                  778,094       6.8 years                  778,094
  1.63-3.26                1,152,250       9.9 years                       --
  3.26-4.89                  651,445       6.8 years                  361,304
  4.89-6.53                1,354,127       8.7 years                  349,933
  6.53-8.16                  426,525       9.4 years                   16,983
  8.16-9.79                  676,439       9.0 years                       --
  9.79-11.42                  65,338       9.1 years                       --
 11.42-13.05                  56,000       9.2 years                       --
 13.05-14.68                  19,500       9.3 years                       --
 14.68-16.31                  16,000       9.2 years                       --
                           ---------       ---------                ---------
                           5,195,718       8.6 years                1,506,314
                           =========       =========                =========

         Compensation costs recognized during the years ended December 31, 1998, 1999 and 2000 for stock-based compensation awards totaled $.2 million, $.8 million and $1.1 million, respectively. The weighted average fair value at date of grant for options granted at fair value during the years ended December 31, 1998, 1999 and 2000 was $0.83, $1.10 and $3.74, respectively.

         The weighted average fair value at the date of grant for options granted below fair value during the years ended December 31, 1999 and 2000 was $4.66 and $3.90, respectively.

         In September 1999, a consulting agreement was entered into with a former member of the Board of Directors and a severance agreement was entered into with a former executive. Both individuals had their existing incentive stock options cancelled, and new non-qualified stock options were issued at the current fair value. They received 76,200 and 114,300 options, respectively, to purchase common stock at $5.20 and $4.72 per share, respectively. The fair value of these options, as determined using an option valuation model range from $2.39 to $4.40. Compensation expense related to the consulting agreement is being recognized over the three year term ending October 12, 2002. For the years ended December 31, 1999 and 2000, the Company recorded expense of less than $.1 million and approximately $.1 million, respectively. Compensation expense of $.3 million related to the severance agreement was recognized immediately in September 1999.

         During the third and fourth quarter of 1999, the Company granted stock options to purchase approximately 740,000 shares of our common stock to employees at exercise prices ranging from $5.51 to $6.54 per share. Based on the difference between the strike price of these options and the fair market value at the date of grant (ranging from $6.54 to $9.70 per share), the Company recorded a deferred compensation charge of approximately $2.6 million and is amortizing it to expense over the options' four year vesting period.

         In January 2000, the Company granted stock options to purchase approximately 770,000 shares of common stock to employees at an exercise price of $9.25 per share. Based on the difference between the exercise price of these options and the fair market value at the date of grant ($11.00), we recorded a deferred compensation charge of approximately $1.3 million and we are amortizing it to expense over the options' four-year vesting period.

         At December 31, 2000 the Company has approximately $3.1 million of deferred compensation recorded on its balance sheet related to these options. Deferred compensation is being expensed over the vesting period of the related options (principally four years) with approximately 2.75 to 3 years remaining.

         Had compensation expense for all of the Company's stock options been recorded based on the fair value of the options at the grant date, as prescribed by SFAS No 123, the Company's net loss and net loss per common share basic and diluted would have been as follows:

                                                                     Year Ended
                                                                    December 31,
                                                     ------------------------------------------
                                                        1998            1999            2000
                                                     ----------      ----------      ----------

Net loss attributable to common shareholders         $   (6,458)     $  (27,561)     $  (68,464)
Pro forma adjustment for stock
  compensation expense                                     (392)           (748)         (4,182)
                                                     ----------      ----------      ----------
Pro forma net loss attributable to common
shareholders                                         $   (6,850)     $  (28,309)     $  (72,646)
                                                     ==========      ==========      ==========
Net loss per common share -
   basic and diluted                                 $    (1.88)     $    (7.74)     $    (4.15)
Pro forma adjustment for stock
  compensation expense                                    (0.11)          (0.21)          (0.25)
                                                     ----------      ----------      ----------
Pro forma net loss per common
    share - basic and diluted                        $    (1.99)     $    (7.95)     $    (4.40)
                                                     ==========      ==========      ==========

         Because options vest over several years and additional options are expected to be granted in subsequent years, the pro forma impact on periods presented may not be representative of the pro forma effects on reported net income or loss in future years.

         The fair value of each option grant in 1998, 1999 and until the Company's initial public offering of common stock in February 2000 was estimated on the date of grant using the minimum value method based upon the following assumptions: dividend yield -- 0%; risk free interest rate -- 5.1% (1998); 4.75 -- 5.75% (1999) and 5.3% (2000) and weighted average expected option term - 4 years (1998); 5 years (1999) and 5 years (2000).

         Following the Company's initial public offering of common stock in February 2000, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes method based on the following assumptions: A risk-free interest rate of 5.3%, a weighted average expected option term of 5 years and a volatility factor of 117%.

         In January 2000, the Company adopted the LendingTree, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP is intended to comply with the requirements of Section 423 of the Internal Revenue Code and to assure the participants of the tax advantages thereby. The ESPP is administered by a committee established by the board of directors. The committee has authorized for issuance under the plan a total of 444,500 shares of common stock. All full-time employees are eligible to participate in the ESPP, except employees who own five percent or more of the common stock of the Company.

         The ESPP provides for a series of consecutive, overlapping offering periods that generally will be 24 months long. Successive six-month purchase periods will run during each offering period. During each offering period, participating employees will be able to purchase shares, subject to limitations, of common stock at a purchase price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of each purchase period within the offering period, whichever price is lower.

         On December 29, 2000 the Company sold and participants in the ESPP acquired 32,456 shares of the Company's common stock from treasury stock at a purchase price of $1.75 per share.

         The Company also provides a 401(k) Retirement Savings Plan to its employees. The Company matches 100% of an employees savings up to 1% of an employees' salary, and these contributions vest ratably over a four-year period. Company matching contributions for the year ending December 31, 2000 were less than $.1 million.

8. INCOME TAXES

         There is no current income tax provision or benefit for the years ended December 31, 1998, 1999 or 2000 as the Company has generated net operating losses for income tax purposes since inception. There is no deferred provision or benefit for income taxes recorded as the Company is in a net deferred tax asset position for which a full valuation allowance has been recorded because the realization of these benefits could not be reasonably assured.

         Significant components of the Company's deferred tax assets and liabilities at December 31, 1999 and 2000 consist of the following:

                                                                  December 31,
                                                             ----------------------
                                                               1999          2000
                                                             --------      --------

Deferred tax assets:
  Current
    Accounts receivable                                      $     46      $    356
    Compensation accruals                                          49         1,400
  Noncurrent
      Domestic net operating loss carryforwards                11,761        24,276
      Unrealized investment loss                                   --           740
      Stock compensation                                          406         1,159
      Intangible amortization                                      --           677
      Other                                                       298           203
                                                             --------      --------
  Gross deferred tax assets                                    12,560        28,811
      Less: Valuation allowance                               (12,540)      (28,774)
                                                             --------      --------
      Net deferred tax assets                                $     20      $     37
                                                             --------      --------
Deferred tax liabilities:
     Fixed assets                                                  20            37
                                                             --------      --------
          Total deferred tax liabilities                           20            37
                                                             --------      --------
    Net deferred tax asset (liability)                       $     --      $     --
                                                             ========      ========

         The increase in the valuation allowance resulted primarily from the additional net operating loss carryforward generated.

         The Company has net operating loss carryforwards for income tax purposes of approximately $65.1 million available at December 31, 2000 to offset future federal and state taxable income. These net operating loss carryforwards begin to expire in 2011. Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change may be subject to annual limitation which could reduce or defer the utilization of these losses. As of

December 31, 2000, the Company has research and development credit carryforwards of less than $.1 million. The credits begin to expire in 2019.

         Taxes computed at the statutory Federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

                                                                          For the years ended December 31,
                                                   -----------------------------------------------------------------------------
                                                               % of Pretax                % of Pretax                % of Pretax
                                                     1998         Loss          1999         Loss          2000         Loss
                                                   --------    -----------    --------    -----------    --------    -----------

U.S. Federal tax benefit at statutory rate         $ (2,188)      -34.0%      $ (8,413)      -34.0%      $(22,441)      -34.0%
State taxes (net of federal benefit)                   (317)       -4.9%        (1,222)       -4.9%        (3,260)       -4.9%
Change in valuation allowance                         2,550        39.6%         9,615        38.9%        25,653        38.9%
Other nondeductible expenses                            (45)       -0.7%            20           -%            48           -%
                                                   --------       -----       --------       -----       --------       -----
Provision for income taxes                         $      -           -%      $     --           -%      $     --           -%
                                                   ========       =====       ========       =====       ========       =====

9. COMMITMENTS AND CONTINGENCIES

         The Company leases certain office facilities and equipment under operating leases. These leases are generally renewable. The Company also leases certain furniture and computer equipment under capital leases with terms of approximately 2 to 3 years.

         The following is a schedule of future minimum rental payments required under the leases as of December 31, 2000:

                                        Capital      Operating
                                        Leases        Leases
                                        -------      ---------

                              2001       $  824        $ 2,353
                              2002          663            995
                              2003          276            688
                              2004           --            683
                              2005           --            735
                        Thereafter           --          4,380
                                        -------      ---------
Total minimum lease payments              1,763        $ 9,834
Less: amount representing interest         (183)     =========
                                        -------
Present value of net minimum lease
payments                                  1,580
Less: current portion                      (732)
                                        -------
Long-term portion capital leases         $  848
                                        =======

         Rent expense totaled $.1 million, $.5 million and $1.4 million for the years ended December 31, 1998, 1999 and 2000.

         A covenant in one of the Company's capital lease agreement's requires that the Company maintain a cash balance of not less than $5 million throughout the term of the lease. If the Company's cash balance is below $5 million at the end of a period, the balance of the lease shall be collateralized with cash.

         The Company has been named as one of a number of defendants in a putative class action lawsuit originally filed on September 7, 2000 in California Superior Court in Contra Costa, California. The lawsuit was removed to federal court on October 13, 2000, and is now captioned Thomas E. Ainsworth, et als. v. Ohio Savings Bank, et als., Case No. C-00-3786, (N.D. Cal.). The other defendants named in the action are Ohio Savings Bank, Costco Wholesale Corp., Costco Financial Services Inc., First American Title Insurance Company and First American Lenders Advantage. The complaint alleges various claims under California law arising from a loan that plaintiffs obtained through HomeSpace Services, Inc. ("HomeSpace") and Ohio Savings Bank in February 1999. In particular, the complaint raises claims regarding the legality of certain compensation paid to HomeSpace. The complaint seeks damages in the amount of $10 million, plus unenumerated punitive damages. Although the Company was not a party to plaintiffs' loan transaction, the lawsuit alleges that the Company is liable as a result of its acquisition of certain assets of HomeSpace on August 2, 2000. The Company filed its answer to the complaint on November 8, 2000, denying all liability. The Company believes that it has strong defenses against both liability and class certification. It has retained counsel and intends to defend vigorously against the claims. Although there can be no assurances, the Company does not believe that the outcome of any proceeding will have a material effect on its financial condition, cash flows or the results of its operations.

         The Company recently was the subject of a routine examination conducted by the New York State Banking Department ("NYSBD"). At the close of the examination, during the exit interview, NYSBD examiners raised an issue orally as to whether the Company is obligated to make certain mortgage broker disclosures to consumers under New York state law. As of this date, NYSBD has not instituted any investigation or enforcement action. The Company could face a possible administrative fine and/or penalty. The Company believes that the NYSBD regulation which triggers the disclosures in question is inapplicable to it. The Company intends to work with the NYSBD to clarify the application of its regulations to the Company's activities, and, if necessary, to contest any fine or penalty. Although there can be no assurances, the Company does not believe that the outcome of any proceeding will have a material effect on its financial condition, cash flows or the results of its operations.

         The Company is involved in other litigation from time to time that is routine in nature and incidental to the conduct of its business. The Company believes that the outcome of any such litigation would not have a material adverse effect on its financial condition, cash flows or results of operations.

10. OFFICER LOANS

         In February 2000, the Company entered into full recourse promissory notes and pledge agreements with three of the Company's executive officers to provide a these officers loans in the amount of $1.9 million for the purpose of exercising non-qualified stock options and for paying the related withholding taxes on such exercises. The loans are to be repaid to the Company, plus interest at the federal rate (as defined) in equal annual installments beginning on January 31, 2002, and through January 31, 2005. The officers have pledged to the Company a security interest in the stock issued as a result of these options being exercised. The pledged stock may not be sold by the officers without prior written consent by the Company.

11. INVESTMENT

         In February 2000, the Company made a $2.5 million equity investment in a company providing mortgage marketplace services over the internet. The Company's minority investment represents approximately 8.3% of the outstanding equity of that business and accordingly, it is accounted for using the cost method of accounting. In December 2000, management determined that the carrying value of this investment was impaired as a result of a series of historical and forecasted operating losses and the prospect that the investee might be unable to fund its operations in the future. As a result of this impairment, management wrote the investment down to its estimated fair value of $.6 million, recording $1.9 million as a non-operating loss on impaired investment.

12. RELATED PARTIES

         In September 1999, priceline.com acquired an equity position in the Company representing less than 2% of the Company's total outstanding shares. During 1999 and 2000, through contractual relationships with priceline.com and related entities, the Company recorded revenue of $.2 million and $.1 million, respectively. Also, under these arrangements with priceline.com and its related entities, the Company paid $.6 million and $1.1 million in 1999 and 2000, respectively. The Company also generates indirect revenue from priceline.com by sending consumer credit requests sourced from priceline.com to our network of lenders. Subsequent to December 31, 2000, priceline.com sold its equity interest in the Company.

13. ACQUISITION

         On August 2, 2000, the Company acquired certain assets and assumed certain liabilities of HomeSpace Services, Inc. The consideration paid by the Company (approximately $11.2 million) for the acquired assets consisted of $6.2 million in cash, 639,077 shares of the Company's restricted common stock, valued at $4.7 million (using the average closing stock price 3 days before and after the closing date) and $.3 million of assumed liabilities. At closing, 169,851 shares of the common stock were placed in escrow in the event of any post-closing indemnification claims and $4.2 million in cash was placed in escrow to be paid to trade creditors of HomeSpace. The Company agreed to file a registration statement relating to the shares of restricted common stock issued in connection with the acquisition by March 31, 2001 and agreed to use its reasonable best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission. The cash portion of the purchase price was funded from the Company's short-term investments, the source of which was its February 2000 initial public offering of common stock.

         The total purchase price (including $1.2 million of transaction related costs) resulted in a purchase price of $12.4 million, which was allocated primarily to certain intangible assets based on a third party valuation study. The allocation of the purchase price is summarized below:

PURCHASE PRICE:
      Cash                                       $  6,200
      Stock                                         4,740
      Assumed Liabilities:
        Note payable plus interest                    232
        Accrued other liabilities                      71
                                                 --------
      Total consideration                          11,243
Estimated transaction costs                         1,191
                                                 --------
Total purchase price                             $ 12,434
                                                 ========

ALLOCATION OF PURCHASE PRICE:
      Accounts receivable                        $     16
       Intangible Assets:
        Realtor network                             6,644
        Software and technology                     5,215
        Affinity program partner contracts            559
                                                 --------
                                                 $ 12,434
                                                 ========

         The following unaudited pro forma consolidated financial information reflects the results of operations of the Company for the years ended December 31, 1999 and 2000 as if the acquisition of the HomeSpace assets had occurred on January 1, 1999 and 2000, respectively, and after giving effect to certain purchase accounting adjustments. These pro forma results are not necessarily indicative of what the Company's operating results would have been had the acquisition actually taken place on January 1, 1999 or 2000, and may not be indicative of future operating results.

Pro forma (unaudited)                                 1999            2000
                                                    --------        --------
Revenue                                             $ 11,470        $ 33,087
Net loss attributable to common shareholders        $ 65,340        $ 94,252
Net loss per common share - basic and diluted       $ (11.99)       $  (5.14)
Weighted average shares outstanding -
   basic and diluted (in thousands)                    5,450          18,336

14. SUBSEQUENT EVENTS

         Revolving line of credit

         In March 2001, the Company and the Union Labor Life Insurance Company ("ULLICO"), a current shareholder, entered into an agreement whereby ULLICO provided the Company with a 2 year collateralized credit agreement under which the Company may borrow funds on a revolving basis, up to $5.0 million, subject to certain covenants and restrictions.

         Under the terms of the ULLICO agreement, the Company is required to pay interest quarterly on the average quarterly outstanding balance at a rate of 6% per annum in cash and additional interest in the form of warrants to purchase the Company's common stock at price of $.01 per share. The number of warrants the lender is entitled to receive is based on the average amount outstanding on the revolving line of credit during the quarter multiplied by an annual interest rate of 14% divided by $3.99 (subject to certain adjustments as defined in the agreement). These warrants expire five years after their date of grant. The Company anticipates that the actual amount of interest expense recorded will be based on the estimated fair value of the warrants on the date that they are issued.

         In addition, as a commitment fee, ULLICO received warrants to purchase 40,000 fully paid-up shares of the Company's common stock with an exercise price of $.01 per share. The estimated fair value of these commitment fee warrants will be recorded as an asset and amortized over the life of the revolving line of credit.

         The ULLICO line of credit is senior to all indebtedness of the Company for borrowed money. ULLICO has a security interest in substantially all assets (tangible and intangible) of the Company.

         The ULLICO credit agreement contains customary covenants, representations and warranties. Additionally, the Company must meet certain financial targets quarterly for revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined in the agreement.

         Revolving Loan

         In March 2001, the Company and Federal Home Loan Mortgage Corporation ("Freddie Mac") (a current customer) entered into a loan agreement whereby Freddie Mac will provide revolving loans of up to $2.5 million from time to time until February 2003.

         Under the terms of the Freddie Mac agreement, the Company is required to pay interest quarterly on the average daily outstanding balance at a rate of 10% per annum interest in cash and additional interest in the form of warrants to purchase the Company's common stock at price of $.01 per share. The number of warrants Freddie Mac is entitled to receive is based on the average amount outstanding on the revolving line of credit during the quarter multiplied by an annual interest rate of 10% divided by $3.99 (subject to certain adjustments as defined in the agreement). These warrants expire five years after their date of grant. The Company anticipates that the actual amount of interest expense recorded will be based on the estimated fair value of the warrants on the date that they are issued.

         In addition, as a commitment fee, Freddie Mac received warrants to purchase 12,500 fully paid up shares of the Company's common stock with an exercise price of $.01 per share. The estimated fair value of these commitment fee warrants will be recorded as an asset and amortized over the life of the revolving loan.

         This revolving loan agreement contains customary covenants, representations and warranties. Additionally, the Company must meet certain financial targets quarterly for revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the agreement.

         For the year ended December 31, 2000, Freddie Mac accounted for $2.4 million (about 8%) of the Company's total revenue.

         The Freddie Mac revolving loan allows for Freddie Mac to exercise certain rights to a version of the Company's core software that has been specifically customized for Freddie Mac (the "PLV"), in the event of default. Such rights would become exercisable and entitle Freddie Mac to obtain and maintain, modify, enhance and market the PLV for its use.

         Convertible Preferred Stock

         In March 2001, the Company and various investors (50% of which are current investors) closed on a arrangement whereby the Company issued and sold
3.8 million shares of Series A 8% Convertible Preferred Stock ("Series A Preferred Stock") for $13.4 million or $3.50 per share (excluding 200,000 shares sold to the Company's Chief Executive Officer, funded by a loan from the Company for $700,000).

         The holders of the Series A Preferred Stock are entitled to receive when, as and if declared by the Company's Board of Directors, dividends on the Series A Preferred Stock equal to eight percent (8%) of the stated value per share (as defined) payable at the Company's option (i) in cash on each quarterly dividend date or (ii) by an upward adjustment to the stated value per share on the initial quarterly dividend payment date. Dividends on the Series A Preferred Stock shall be cumulative and shall accrue daily from the date of original issuance.

         Each share of Series A Preferred Stock is convertible, at the option of the holder, to common stock after the date on which the Company's stockholders approve the conversion provisions of the Preferred Stock.

         Each share of Series A Preferred Stock is convertible into the number of shares of common stock determined by dividing (a) the current value per share by (b) the conversion price. The current value per share is the sum of the initial purchase price ($3.50) and adjustments per share for accumulated dividends. The conversion price is the initial purchase price, subject to revision from time to time.

         The shares of Series A Preferred Stock will be redeemable at the option of the Company for cash commencing on and after March 31, 2004 at a price per share equal to the product of (a) the "Applicable Percentage" multiplied by the then current value per share. The Applicable Percentage is initially 120% and declines to 105% ratably on a daily basis of the two-year period ending March 21, 2006.

         The Company shall redeem for retirement all remaining Series A Preferred Stock shares remaining outstanding on the fifth anniversary of the issue date of such shares at a price of 105% of the then current value per share.

         In conjunction with the closing of the Series A Preferred Stock, the Equity Rights Certificate issued to Capital Z (see note 7) was converted into 2,857,143 shares of Series A Preferred Stock. The Company will record the conversion of the Equity Rights Certificate through a credit to mandatorily redeemable preferred stock of $9.8 million with a corresponding charge to additional paid-in capital.

         Equity Line

         In March 2001, the Company entered into a common stock Purchase Agreement with Paul Revere Capital Partners, Ltd. ("Paul Revere") for the future issuance and purchase of up to $24 million of the Company's common stock. Under this arrangement, the Company, at its sole discretion, may issue and exercise up to twenty-four draw downs under which Paul Revere is obligated to purchase a certain number of shares of the Company's common stock.

         If the Company chooses to draw on the equity line, the minimum amount of any draw down is $0.1 million and the maximum amount is the greater of (i) $1 million and (ii) 20% of the average of the daily volume weighted average price of the Company's common stock for the twenty-two (22) day trading period immediately prior to the commencement date multiplied by the total trading volume of the common stock for such period. Only one draw down shall be allowed in each period of 22 trading days beginning on the date of the draw down notice. Subject to certain adjustments, the number of shares to be issued on each settlement date shall be a number of shares equal to the sum of the quotients (for each trading day within the settlement period) of (x) 1/22nd of the investment amount and (y) the purchase price on each trading day within the settlement period.

         Under this arrangement, the price at which the Company can sell shares of its common stock to Paul Revere is equal to 95% of the daily volume weighted average price. The Company may set a threshold (lowest) price during any draw down period at which the Company will sell its common stock in accordance with this agreement.

         The commitment period of this arrangement is the 24 consecutive month period immediately following the effective date of this arrangement. The effective date is defined as the date when the Registration Statement of the Company covering the shares being subscribed for is declared effective by the Securities and Exchange Commission. The maximum net proceeds the Company can receive are $24.0 million less a 4% placement fee payable to its placement agent.

         Other Arrangements

         In connection with the sale of the Series A Preferred Stock, the Company entered into a promissory note and pledge agreement with the Company's Chief Executive Officer ("CEO") to provide him with a $700,000 loan to acquire 200,000 shares of the Series A Preferred Stock. The loan is to be repaid with two installments of $35,000 due on January 31, 2002 and 2003, respectively, and three installments of $210,000, plus interest due on January, 31, 2004, 2005 and 2006, respectively. Interest on the outstanding balance accrues at the applicable Federal Rate. To collateralize these loans, the Company and the CEO have entered into a Pledge Agreement. This note and pledge agreement amends and restates existing notes and pledge agreements that the CEO and the Company had entered into with respect to $1.7 million in loans for option exercises (see
Note 10). The new Pledge Agreement covers all three loans totaling $2.4 million and under which the CEO has granted the Company a security interest in all of the CEO's shares of common and preferred stock (the "collateral"). The CEO is also precluded from selling or transferring securities or options or warrants to purchase the Company's securities without the Company's prior consent. The Company has taken possession and control of the collateral. The Pledge Agreement also specifies that as long as the CEO is employed by the Company sole recourse for satisfaction of the obligations will be its rights to the collateral. As a result of these agreements, the Company will report periodic changes in the fair value of the underlying securities; including accretion of the underlying preferred shares to their redemption value as non-cash compensation charges.

================================================================================

Through and including ________ (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                        25,000,000 SHARES OF COMMON STOCK

                                   LendingTree

                         -------------------------------

                                   PROSPECTUS

                         -------------------------------

                                     , 2001




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered.

                                                                      AMOUNT
                                                                    TO BE PAID
         SEC registration fee                                        $  6,000
         NASD filing fee                                                2,900
         NASDAQ National Market listing fee                            16,245
         Legal fees and expenses                                      141,000
         Accounting fees and expenses                                 100,000
         Printing and engraving                                         5,000
         Blue sky fees and expenses (including legal fees)                  0
         Miscellaneous                                                 10,000
                                                                     --------
         Total                                                       $281,145

* To Be Filed by Amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 102 of the Delaware General Corporation Law (DGCL), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

         Section 145 of the DGCL provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the Company, by reason of the fact that the person is or was a director, officer, agent or employee of the Company or is or was serving at the Company's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the Company, unless the court believes that in light of all the circumstances indemnification should apply.

         Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

         Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

         - for any breach of the director's duty of loyalty to LendingTree or its stockholders;

         - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

         - under the section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

         - for any transaction from which the director derived an improper personal benefit.

         These provisions are permitted under Delaware law.

         Our Amended and Restated Bylaws provide that:

         - we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

         - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

         - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law.

         The indemnification provisions contained in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         From our inception in June of 1996, until October 1997, we were financed through contributions from our founders and through issuances of common stock. In return for their contributions, our founders received certain amounts of our common stock.

         In October 1997, we sold 54,946 shares of our common stock to Donald Colby, a former director, in exchange for $100,000.

         In March 1998, we sold 564,444 shares of our common stock and a warrant to purchase 7,500 shares of our common stock to Phoenix Strategic Capital in exchange for an aggregate price of $2,000,000.

         In July 1998, we sold 423,333 shares of our common stock to H. Eugene Lockhart, a former director, in exchange for $200,000.

         In November 1998, we sold 12,700 shares of our common stock to James Carthaus, currently a director, in exchange for $60,000.

         In December 1998, we sold 833,334 shares of our 8% convertible preferred stock and a warrant to purchase 260,000 shares of our 8% convertible preferred stock to The Union Labor Life Insurance Company in exchange for an aggregate price of $5,000,000. In March 1999, we sold an additional 500,000 shares of our 8% convertible preferred stock and a warrant to purchase 40,000 shares of our series B convertible preferred stock to The Union Labor Life Insurance Company in exchange for an aggregate price of $3,000,000.

         In May 1999, we sold 333,334 shares of our convertible preferred stock and a warrant to purchase 26,000 shares of our common stock to W. James Tozer, Jr. and Richard Field, both of whom are currently directors, in exchange for an aggregate price of $2,000,000.

         In July 1999, we issued convertible promissory notes bearing an annual rate of interest at a rate of 8% in an aggregate amount of $1,750,000 and warrants to purchase 42,000 shares of our common stock to certain investors in exchange for an aggregate price of $1,750,000.

         In September 1999, we sold 6,024,096 shares of our series D convertible preferred stock for an aggregate price of $50,000,000 to Capital Z, Goldman Sachs Group, Inc., General Electric, priceline.com Incorporated and Marsh & McLennan Risk Capital Holdings, Ltd.

         In connection with the September 1999 transaction, the warrants to purchase 8% convertible preferred stock and series B convertible preferred stock held by Phoenix Strategic Capital were exchanged for a warrant to purchase 300,000 shares of our common stock, and the convertible promissory notes with face amount of $1,750,000 held by certain investors were exchanged for 214,076 shares of series D convertible preferred stock. The Company redeemed 282,221, 127,000 and 539,750 shares of common stock from Phoenix Strategy Capital Corp., Don Colby and Robert G. Wilson respectively for an aggregate price of $5,977,776. In addition, we granted a warrant to purchase 127,000 shares of common stock valued at $450,000 to Prudential Securities Inc. in exchange for services rendered in connection with the September 1999 private placement.

         On September 29, 2000, we issued to Specialty Finance Partners an Equity Rights Certificate in exchange for $10 million. This certificate was initially exercisable for 1,253,918 shares of our common stock and warrants to purchase 225,000 shares of our common stock. Capital Z also received a commitment fee warrant to purchase $135,000 shares of our common stock with an initial exercise price of $7.975, which was adjusted in March 2001 to $3.762.

         In March 2001, we sold 3,900,001 shares of our 8% convertible preferred stock for an aggregate purchase price of $13,650,000 to Zions Bancorporation, Specialty Finance Partners, Douglas Lebda, our Chief Executive Officer and director, W. James Tozer, Jr. and Richard D. Field, both of whom are currently directors, and certain other investors.

         In March 2001, as a commitment fee in connection with the a two-year $5.0 million collateralized revolving credit agreement with The Union Labor Life Insurance Company, or ULLICO, a current stockholder, we issued to ULLICO warrants to purchase 40,000 fully paid shares of our common stock with an exercise price of $.01 per share.

         In March 2001, as a commitment fee in connection with a two-year $2.5 million revolving loan agreement with the Federal Home Loan Mortgage Corporation, or Freddie Mac, a current customer, we issued to Freddie Mac warrants to purchase 12,500 fully paid shares of our common stock with an exercise price of $.01 per share.

         In April 2001, we will sell 128,571 shares of our 8% convertible preferred stock for an aggregate purchase price of $450,000 to Keith Hall, our Chief Financial Officer, and James Tozer, a director.

         From time to time, we have granted stock options to employees. The following table sets forth information regarding the grants during the past three fiscal years:

                                                NUMBER OF
                                                  SHARES
                                                ---------     WEIGHTED AVERAGE
                                                 GRANTED       EXERCISE PRICE
                                                ---------     ----------------
January 1, 1998 through December
    31, 1998................................      846,134          $ 4.62
January 1, 1999 through December
    31,1999.................................    1,743,560          $ 5.42
January 1, 2000 through December
31, 2000....................................    2,985,481          $ 6.28

         No underwriters were involved in connection with these sales and issuances. The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to (1) Section 4(2) thereof, on the basis that the transactions did not involve a public offering, or (2) Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits:

         Some of the following exhibits have been previously filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act or the Securities Exchange Act. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated herein by reference.

Exhibit
Number                           Description of Exhibits
-------                          -----------------------

    2.1**         Asset Purchase Agreement, dated July 31, 2000, by and among
                  HomeSpace Services, Inc., LendingTree, Inc., and HomeSpace
                  Acquisition Company (Incorporated by reference to Exhibit 10.2 in the LendingTree, Inc. Form 10-Q filed with the Commission on August 14, 2000). The Exhibits and Schedules referenced in the table of contents and elsewhere in the Asset Purchase
                  Agreement have been omitted and will be furnished to the Commission upon request.

    3.1*          Amended and Restated Articles of Incorporation.

    3.2*          Amended and Restated Bylaws.

    4.1*          Specimen certificate for shares of Registrant's common stock.

    4.2           LendingTree's Rights Plan.o

    4.3+++        Certificate of Designations, Rights and Preferences of Series
                  A 8% Convertible Preferred Stock of LendingTree, Inc., as filed with the Secretary of State of the State of Delaware on March 19, 2001.

    5.1 Legal Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of securities.o

   10.1+++ Common Stock Purchase Agreement, dated as of March 7, 2001, between Registrant and Paul Revere Capital Partners, Ltd.

   10.2+++ Registration Rights Agreement dated as of March 7, 2001, between Registrant and Paul Revere Capital Partners, Ltd.

   10.3+++        Escrow Agreement dated as of March 7, 2001, among Registrant,
                  Paul Revere Capital Partners, Ltd. and Epstein Becker & Green,
                  P.C.

   10.4+++        Letter Agreement dated January 22, 2001, between the
                  Registrant and Ladenburg Thalmann & Co. Inc.
                           (a) Amendment to Letter Agreement

   10.5+++        Credit Agreement, dated as of March 7, 2001, between
                  LendingTree, Inc., as Borrower and The Union Labor Life
                  Insurance Company, on behalf of its Separate Account P, as Lender.

   10.6+++        Warrant to Purchase 40,000 shares of Common Stock issued to
                  The Union Labor Life Insurance Company, on behalf of its
                  Separate Account P, dated March 7, 2001.

   10.7+++        Security Agreement, dated as of March 7, 2001, between
                  LendingTree, Inc., as Borrower, and The Union Labor Life
                  Insurance Company, on behalf of its Separate Account P, as Lender.

   10.8+++ Stock Pledge Agreement, dated as of March 7, 2001, entered into between LendingTree, Inc., and The Union Labor Life
                  Insurance Company, on behalf of its Separate Account P.

   10.9+++ Subsidiary Guarantee Agreement, dated as of March 7, 2001, between LendingTree, Inc., HomeSpace Acquisition Company, and
                  The Union Labor Life Insurance Company, on behalf of its
                  Separate Account P.

   10.10+++ Revolving Credit Facility, dated as of March 7, 2001, by and between LendingTree, Inc., as Borrower and the Federal Home
                  Loan Mortgage Corporation, as Lender.

   10.11+++ Warrant to Purchase 12,500 shares of Common Stock issued to the Federal Home Loan Mortgage Corporation, dated March 7,
                  2001.

   10.12+++ Subsidiary Guarantee Agreement, dated as of March 7, 2001, between LendingTree, Inc., HomeSpace Acquisition Company, and the Federal Home Loan Mortgage Corporation.

   10.13+++       First Amendment to the Software Customization, License and
                  Services Agreement dated July 20, 2000 and the Marketing
                  Alliance Agreement dated July 7, 2000, dated as of March 7,
                  2001, by and between LendingTree, Inc., and the Federal Home
                  Loan Mortgage Corporation.

  10.14+++        First Amendment to the Software Escrow Agreement dated as of
                  December 20, 2000, dated as of March 7, 2001, by and between LendingTree, Inc., the Federal Home Loan Mortgage Corporation, and Fort Knox Escrow Services, Inc.

  10.15+++ Series A 8% Convertible Preferred Stock Purchase Agreement, dated as of March 7, 2001, between LendingTree, Inc. and the investors named in Schedule I thereto.

  10.16+++ Registration Rights Agreement, dated as of March 7, 2001, by and among LendingTree, Inc. and the signatories thereto.

  10.17+++ Voting Agreement, dated as of March 7, 2001, by and among LendingTree, Inc. and each of the stockholders listed on
                  Schedule I attached thereto.

  10.18**         LendingTree, Inc. Securities Purchase Agreement, dated
                  September 29, 2000 among LendingTree, Inc., Capital Z
                  Financial Services Fund II, L.P. and Capital Z. Financial services Private Fund II, L.P.

  10.19** Equity Rights Certificate dated September 29, 2000 representing the right to receive Securities of LendingTree, Inc.

  10.20**         Form of Commitment Fee Warrant, dated September 29, 2000 among
                  LendingTree, Inc. and Capital Z Management LLC.

  10.21**         Form of Warrant of LendingTree, Inc.

  10.22** Consolidated Financial Statements of HomeSpace, Inc. for the years ended March 31, 2000 and 1999 with Report of Independent
                  Auditors.

  10.23***        Employment Continuity Agreement dated April 27, 2000 between
                  LendingTree, Inc. and Stephen James Campbell, Chief
                  Information Officer.

  10.24***        Employment Continuity Agreement dated April 27, 2000 between
                  LendingTree, Inc. and Richard M. Stiegler, Chief Technology
                  Officer.

  10.25***        Employment Continuity Agreement dated April 27, 2000 between
                  LendingTree, Inc. and Virginia P. Rebata, Senior Vice
                  President of Human Relations.

  10.26***        Employment Continuity Agreement dated April 27, 2000 between
                  LendingTree, Inc. and David N. Anderson, Senior Vice President of Operations.

  10.27***        Employment Continuity Agreement dated April 27, 2000 between
                  LendingTree, Inc. and Thomas J. Reddin, Senior Vice President,
                  Chief Marketing Officer.

  10.28***        Employment Continuity Agreement dated April 27, 2000 between
                  LendingTree, Inc. and Keith B. Hall, Senior Vice President,
                  Chief Financial Officer and Treasurer.

  10.29***        Employment Continuity Agreement dated April 27, 2000 between
                  LendingTree, Inc. and Douglas R. Lebda, Chief Executive
                  Officer and Director.

  10.30*** Form Promissory Note Issued by Keith B. Hall, for the benefit of LendingTree, Inc.

  10.31***        Form Pledge Agreement by Keith B. Hall, for the benefit of
                  LendingTree, Inc.

  10.32*** Form Promissory Note Issued by James F. Bennett, Jr., for the benefit of LendingTree, Inc.

  10.33*** Form Pledge Agreement by James F. Bennett, Jr., for the benefit of LendingTree, Inc.

  10.34+          Temporary Continuation of Employment Agreement between James,
                  F. Bennett, Jr., and LendingTree, Inc.

  10.35+          Asset Purchase Agreement by and among HomeSpace Service, Inc.,
                  HomeSpace Acquisition Company and LendingTree, Inc.

  10.36++         Promissory Note dated November 7, 2000 from David Anderson to
                  LendingTree, Inc.

  10.37++         Stock Pledge Agreement dated November 7, 2000 by David
                  Anderson for the benefit of LendingTree, Inc.

  10.38*          Employment Agreement between LendingTree, Inc. and Douglas R.
                  Lebda, dated September 2, 1999.

  10.39*          Employment Agreement between LendingTree, Inc. and Thomas J.
                  Reddin, dated November 26, 1999.

  10.40*          1999 Stock Option Plan of LendingTree, Inc., dated November
                  20, 1999.

  10.41*          1998 Stock Option Plan of LendingTree, Inc., dated February 3,
                  1998.

  10.42* 1997 Stock Option Plan of CreditSource USA, Inc. (formerly knows Lewisburg Ventures, Inc. and a predecessor to LendingTree, Inc.), dated January 15, 1997.

  10.43*          Internet, Marketing and Licensing Agreement between
                  LendingTree, Inc. and priceline.com Incorporated, dated as of August 1, 1998.

  10.43.1* Amendment No. 1 to Internet, Marketing and Licensing Agreement between LendingTree, Inc. and priceline.com Incorporated, dated as of January 26, 2000.

  10.44*          Registration Rights Agreement, dated September 20, 1999.

  10.45*          Warrant to Purchase 7,500 shares of Common Stock issued to
                  Phoenix Strategic Capital, dated November 30, 1998.

  10.46*          Warrant to Purchase 50,000 shares of Common Stock issued to
                  Seacris Group, Ltd., dated December 9, 1998.

  10.47* Form of Warrant to purchase 13,000 shares of Common Stock issued to Richard D. Field, dated May 25, 1999, as amended
                  September 20, 1999.

  10.48*          Warrant to Purchase 13,000 shares of Common Stock issued to W.
                  James Tozer, Jr., dated May 25, 1999, as amended September 20,
                  1999.

  10.49* Form of Warrant to grant a right to purchase an aggregate of 42,000 shares of Common Stock dated July 13, 1999.

  10.50* Warrant to Purchase 300,000 shares of Common Stock issued to the Union Labor Life Insurance Company, on behalf of its Separate Account P, dated September 20, 1999.

  10.51*          Warrant to Purchase 100,000 shares of Common Stock issued to
                  Prudential, dated September 20, 1999.

  10.52*          Co-Branded Site Agreement between LendingTree, Inc. and
                  CNBC.com LLC, dated January 14, 2000.

  10.53*          Warrant to Purchase 150,000 shares of Common Stock issued to
                  CNBC.com LLC, dated January 14, 2000.


  10.54*          Amended and Restated 1999 Stock Incentive Plan of LendingTree,
                  Inc.

  10.55*          Management Incentive Plan.

  10.56*          LendingTree, Inc. Deferred Compensation Plan for Employees.

  10.57*          LendingTree, Inc. Non-Employee Director Deferred Compensation
                  Plan.

  10.58* Form of Promissory Note Issued by Douglas Lebda, for the benefit of LendingTree, Inc.

  10.59* Form of Pledge Agreement by Douglas Lebda for the benefit of LendingTree, Inc.

  10.60*          LoanTrader.com, Inc. 8% Convertible Preferred Stock Purchase
                  Agreement, dated February 1, 2000.

  21.1            Subsidiaries of the registrant.o

  23.1            Consent of PricewaterhouseCoopers LLP.

  23.2 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).o

  24.1            Power of Attorney (included on signature page hereto).

---------------

         *        Incorporated by reference from the registrant's Form S-1
                  (333-91839).

         ** Incorporated by reference from the registrant's current report on Form 8-K, dated October 12, 2000 (000-29215).

         *** Incorporated by reference from the registrant's quarterly report on Form 10-Q for the quarter ended May 12, 2000 (000-29215).

         + Incorporated by reference from the registrant's quarterly report on Form 10-Q for the quarter ended August 14, 2000 (000-29215).

         ++ Incorporated by reference from the registrant's quarterly report on Form 10-Q for the quarter ended November 14, 2000 (000-29215).

         +++ Incorporated by reference from the registrant's annual report on Form 10-K for the year ended December 31, 2000 (000-29215).

         o        To be filed by amendment.

         (b) Financial Statement Schedules.

         None.

ITEM 17. UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
         Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Effective Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs
         (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlotte, State of North Carolina, on this 10th day of May, 2001.

                                         LENDINGTREE, INC.


                                         By:       /s/ DOUGLAS R. LEBDA
                                                   -----------------------------
                                            Name:  Douglas R. Lebda
                                            Title: Chief Executive Officer and
                                                   Director

                                POWER OF ATTORNEY

         We, the undersigned directors and/or officers of LendingTree, Inc. (the "Company"), hereby severally constitute and appoint Douglas R. Lebda, Chief Executive Officer and Keith B. Hall, Senior Vice President and Chief Financial Officer, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the date below:

            Signature                             Title(s)                         Date
            ---------                             --------                         ----


       /s/ DOUGLAS R. LEBDA            Chief Executive Officer and              May 10, 2001
----------------------------------     Director (Principal Executive
         Douglas R. Lebda              Officer)


                                       Chief Financial Officer, Senior          May 10, 2001
        /s/ KEITH B. HALL              Vice President, and Treasurer
----------------------------------     (Principal Financial and Account-
          Keith B. Hall                ing Officer)

                                       Senior Vice President and Chief          May 10, 2001
        /s/ THOMAS REDDIN              Operating Officer (Principal
----------------------------------     Operating Officer)
          Thomas Reddin


       /s/ JAMES CARTHAUS              Director                                 May 10, 2001
----------------------------------
         James Carthaus


       /s/ RICHARD FIELD               Director                                 May 10, 2001
----------------------------------
        Richard Field


       /s/ ROBERT KENNEDY              Director                                 May 10, 2001
----------------------------------
      Robert Kennedy


    /s/  DANIEL CHARLES LIEBER         Director                                 May 10, 2001
----------------------------------
      Daniel Charles Lieber


         /s/ ROBERT SPASS              Director                                 May 10, 2001
----------------------------------
           Robert Spass


     /s/ W. JAMES TOZER, JR.           Director                                 May 10, 2001
----------------------------------
       W. James Tozer, Jr.


        /s/ DALE GIBBONS               Director                                 May 10, 2001
-----------------------------------
          Dale Gibbons